As filed with the Securities and Exchange Commission on November 13, 2001

Registration No. 333-67928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

TO
FORM S-4

REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933

INTERNATIONAL GAME TECHNOLOGY

(Exact name of registrant as specified in its charter)

Nevada	3990	88-0173041
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9295 Prototype Drive

Reno, Nevada 89511
(775) 448-7777
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sara Beth Brown

Senior Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89511
(775) 448-7777
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Jay Herron, Esq. Stephanie I. Splane, Esq. Michael L. Hawkins, Esq. O’Melveny & Myers LLP 114 Pacifica, Suite 100 Irvine, California 92618-3318 (949) 737-2900	Glen J. Hettinger, Esq. Hughes & Luce, LLP 1717 Main Street, Suite 2800 Dallas, Texas 75201 (214) 939-5723

Approximate date of commencement of proposed sale to public:

As soon as practicable after this registration statement becomes effective and the merger has become effective under the agreement and plan of merger as described herein.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of	Amount to Be	Maximum Offering	Maximum Aggregate	Amount of
Securities to Be Registered	Registered(1)	Price Per Share	Offering Price(2)	Registration Fee

Common Stock, par value $0.000625 per share	17,259,608 shares	Not applicable	$895,342,165	$223,835.54(3)

(1)	Represents the number of shares of common stock, par value $0.000625 per share, of International Game Technology expected to be issued pursuant to the merger based upon the number of shares of common stock, par value $0.01 per share, of Anchor Gaming outstanding or subject to outstanding options as of July 8, 2001, the date of the merger agreement.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act and based on $51.875, the average of the high and low per share prices of common stock of Anchor Gaming as reported on the Nasdaq National Market on August 15, 2001.

(3)	Previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until that registration statement is effective. This document is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2001

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT!

Dear Stockholder:

      I am pleased to report that the boards of directors of International Game Technology and Anchor Gaming have each unanimously approved a merger of the two companies.

      In the merger, Anchor stockholders will receive, for each share of Anchor common stock they own, a number of shares of IGT common stock calculated according to an exchange ratio based on the average closing price of IGT common stock during a specified twenty-day measurement period. If the IGT average closing price is between $50.00 and $75.00 per share, Anchor stockholders will receive one share of IGT common stock for each share of Anchor common stock they own. If the IGT average closing price is less than $50.00 per share, Anchor may terminate the merger agreement, subject to IGT’s right to provide a higher exchange ratio such that the value of IGT stock received by Anchor stockholders equals $50.00 per share. Conversely, if the IGT average closing price exceeds $75.00 per share, IGT may terminate the merger agreement, subject to Anchor’s right to accept a lower exchange ratio such that the value of IGT stock received by Anchor stockholders equals $75.00 per share. In addition, IGT will convert each outstanding option to purchase Anchor common stock into the right to acquire on the same terms and conditions a number of shares of IGT common stock based on the merger exchange ratio. IGT common stock trades on The New York Stock Exchange under the symbol “IGT.”

      One condition for completion of the merger is that IGT’s stockholders approve the issuance of IGT common stock to Anchor stockholders in the merger. IGT has scheduled a special meeting for its stockholders to vote on this issuance of shares in the merger.

      At the special meeting, IGT’s stockholders will also vote on a proposal to increase by 900,000 the number of shares of IGT common stock available for issuance under the International Game Technology 1993 Stock Option Plan to accommodate stock option grants IGT committed to as part of the merger.

      We are furnishing you with this joint proxy statement/prospectus in connection with the solicitation by the board of directors of IGT of your vote at the special meeting. The special meeting of IGT stockholders will take place at [place], on [date], at [time].

      The board of directors of IGT believes that the merger and the stock option plan amendment are both in the best interests of IGT stockholders, and recommends that you vote “FOR” both of these proposals.

      This joint proxy statement/prospectus contains important information that you should consider in determining your vote on the above proposals. In particular, please see “Risk Factors” beginning on page 21 for a discussion of some of the risks that you should consider in evaluating the proposed merger.

Sincerely,

G. Thomas Baker
President and Chief Executive Officer
International Game Technology

      Neither the United States Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming regulatory authority has approved or disapproved of the IGT common stock to be issued in the merger or the investment merits of the IGT common stock or determined if this joint proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is unauthorized and may violate applicable law.

      This joint proxy statement/prospectus is dated                     and is first being mailed to stockholders on or about                     .

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2001

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT!

Dear Stockholder:

      I am pleased to report that the boards of directors of International Game Technology and Anchor Gaming have each unanimously approved a merger of the two companies.

      In the merger, Anchor stockholders will receive, for each share of Anchor common stock they own, a number of shares of IGT common stock calculated according to an exchange ratio based on the average closing price of IGT common stock during a specified twenty-day measurement period. If the IGT average closing price is between $50.00 and $75.00 per share, Anchor stockholders will receive one share of IGT common stock for each share of Anchor common stock they own. If the IGT average closing price is less than $50.00 per share, Anchor may terminate the merger agreement, subject to IGT’s right to provide a higher exchange ratio such that the value of IGT stock received by Anchor stockholders equals $50.00 per share. Conversely, if the IGT average closing price exceeds $75.00 per share, IGT may terminate the merger agreement, subject to Anchor’s right to accept a lower exchange ratio such that the value of IGT stock received by Anchor stockholders equals $75.00 per share. In addition, IGT will convert each outstanding option to purchase Anchor common stock into the right to acquire on the same terms and conditions a number of shares of IGT common stock based on the merger exchange ratio. IGT common stock trades on The New York Stock Exchange under the symbol “IGT.”

      One condition for completion of the merger is that Anchor’s stockholders approve the merger. Anchor has scheduled a special meeting for its stockholders to vote on the merger.

      We are furnishing you with this joint proxy statement/prospectus in connection with the solicitation by the board of directors of Anchor of your vote at the special meeting. The special meeting of Anchor stockholders will take place at 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, on [date], at [time].

      The board of directors of Anchor believes that the merger is in the best interests of Anchor stockholders, and recommends that you vote “FOR” this proposal.

      This joint proxy statement/prospectus contains important information that you should consider in determining your vote on the above proposals. In particular, please see “Risk Factors” beginning on page 21 for a discussion of some of the risks that you should consider in evaluating the proposed merger.

Sincerely,

Thomas J. Matthews
Chairman, Chief Executive Officer and President
Anchor Gaming

      Neither the United States Securities and Exchange Commission, any state securities commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming regulatory authority has approved or disapproved of the IGT common stock to be issued in the merger or the investment merits of the IGT common stock or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is unauthorized and may violate applicable law.

      This joint proxy statement/prospectus is dated                     and is first being mailed to stockholders on or about                     .

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

INTERNATIONAL GAME TECHNOLOGY

      International Game Technology hereby invites you, as one of its stockholders, to attend in person or by proxy a Special Meeting of Stockholders of IGT to be held at [place], on [date] at [time] local time, for the purposes of considering and acting on the following proposals:

1. A proposal to approve the issuance of shares of IGT common stock in the merger contemplated by the Agreement and Plan of Merger dated as of July 8, 2001 among IGT, NAC Corporation, a wholly-owned subsidiary of IGT, and Anchor Gaming, as more fully described in the accompanying joint proxy statement/prospectus.

2. A proposal to amend the International Game Technology 1993 Stock Option Plan to increase by 900,000 the number of shares of IGT common stock available for issuance under the stock option plan.

3. To transact any other business that may properly come before the meeting.

      Under New York Stock Exchange rules, holders of at least a majority of the outstanding shares of IGT on [record date] must be present in person or by proxy at the meeting to constitute a quorum, which may conduct business at the meeting. The affirmative vote of a majority of the shares voted at the special meeting, in person or by proxy, is required to approve the issuance of IGT common stock to Anchor stockholders in the merger and to approve the stock option plan amendment.

      If you were an IGT stockholder at the close of trading on [record date], you are entitled to vote on the proposals to be considered at the meeting. Whether or not you plan to attend the meeting, we urge you to vote now via the Internet or by telephone following the instructions included with your proxy card or by completing and returning the enclosed proxy card.

      IGT’s board of directors has unanimously approved the issuance of IGT common stock to Anchor stockholders in the merger and the stock option plan amendment and recommends that you vote “FOR” both of these proposals.

G. Thomas Baker
President and Chief Executive Officer

Reno, Nevada

[date]

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF ANCHOR GAMING

      Anchor Gaming hereby invites you, as one of its stockholders, to attend in person or by proxy a Special Meeting of Stockholders of Anchor to be held at 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, on [date] at [time] local time, for the purposes of considering and acting on the following proposals:

1. A proposal to approve and adopt the Agreement and Plan of Merger dated as of July 8, 2001 among International Game Technology, NAC Corporation, a wholly-owned subsidiary of International Game Technology, and Anchor Gaming, and the merger contemplated by that agreement, as more fully described in the accompanying joint proxy statement/prospectus.

2. To transact any other business that may properly come before the meeting.

      Under Anchor’s bylaws, holders of at least a majority of the outstanding shares of Anchor on [record date] must be present in person or by proxy at the meeting to constitute a quorum, which may conduct business at the meeting. Under Nevada law, the holders of a majority of Anchor’s outstanding shares on [record date] must vote for the merger proposal at the special meeting either in person or by proxy for it to be approved.

      If you were an Anchor stockholder at the close of trading on [record date], you are entitled to vote on the proposals to be considered at the meeting. Whether or not you plan to attend the meeting, we urge you to vote now via the Internet or by telephone, if instructions for doing so are included with your proxy card, or by completing and returning the enclosed proxy card.

      Anchor’s board of directors has unanimously approved the merger proposal and recommends that you vote “FOR” this proposal.

Thomas J. Matthews
Chairman of the Board, Chief Executive Officer
and President

Las Vegas, Nevada

[date]

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are the companies proposing the merger?

A:	IGT and Anchor have been working together since 1996 as joint venture partners. The combination of the companies will permit the companies to work even more closely together to develop new games and use their complementary resources to benefit casinos and casino customers. In addition, Anchor has attractive businesses that IGT is not currently in, most notably the lottery business, and the companies believe that their combined resources will make them a more effective competitor in these businesses.

Q:  What happens to my shares in the merger?

A:	IGT stockholders: Upon completion of the merger, you will retain the same number of shares of IGT common stock as you currently own.

Anchor stockholders: Upon completion of the merger, the outstanding shares of Anchor common stock will be converted into shares of IGT common stock. The number of shares of IGT common stock each Anchor stockholder will receive depends on the final exchange ratio for the merger, which will depend in turn on the IGT average share value. If the IGT average share value is

•	between $50.00 per share and $75.00 per share, inclusive, IGT will exchange each share of Anchor common stock for one share of IGT common stock.

•	less than $50.00 per share, and

–	Anchor does not notify IGT in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	Anchor notifies IGT in writing of its intention to terminate the merger agreement and IGT, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $50.00 and the denominator of which is the IGT average share value.

•	greater than $75.00 per share, and

–	IGT does not notify Anchor in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	IGT notifies Anchor in writing of its intention to terminate the merger agreement and Anchor, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $75.00 and the denominator of which is the IGT average share value.

IGT and Anchor intend to issue a press release announcing the final exchange ratio for the merger promptly after it is determined. The following toll-free number is available for stockholders of IGT and Anchor to obtain a daily closing price for IGT common stock: 866-448-7862.

Anchor stockholders will not receive any fractional shares. Instead, they will receive cash based upon the market value of a share of IGT common stock upon the closing of the merger multiplied by the appropriate fraction in lieu of any fractional shares.

Please see “Terms of the Merger Agreement and Related Agreements — Conversion of Shares in the Merger” on page 68 for a more detailed explanation of the merger consideration.

Q:  How will the companies calculate the IGT average share value?

A:	The IGT average share value is equal to the average per share closing price of IGT common stock on the New York Stock Exchange during a specified period before the closing of the merger. The period for determining the IGT average share value is

•	the twenty consecutive trading days ending on the third trading day before the Anchor stockholders’ meeting, or

•	if the closing of the merger is more than five trading days after the Anchor stockholders’ meeting, the twenty consecutive trading days ending on the third trading day before the closing date.

Q:  Will the merger dilute the ownership of IGT stockholders?

A:	Yes. The issuance of shares of IGT common stock to Anchor stockholders will dilute the ownership of existing IGT stockholders. After completion of the merger and assuming an exchange ratio of one-for-one, former Anchor stockholders will own approximately 16.6% of the outstanding shares of IGT common stock, and existing IGT stockholders will own approximately 83.4% of the outstanding shares of IGT common stock. Assuming the exercise of all 2.4 million vested and unvested Anchor stock options, which will become options to purchase IGT common stock upon completion of the merger, Anchor stockholders would own approximately 18.7% of the outstanding shares of IGT common stock if the final exchange ratio is one-for-one.

Q:  When do the companies expect to complete the merger?

A:	The companies intend to complete the merger as soon as possible after the stockholders’ meetings. Currently, the companies expect to complete the merger before January 30, 2002. However, the companies cannot complete the merger until they satisfy additional conditions, including the receipt of all required gaming regulatory authority and other governmental approvals. The companies are unable to predict when they will complete the merger since they do not know when they will satisfy all of the conditions set forth in the merger agreement. However, either company can terminate the merger agreement if the merger is not completed by January 30, 2002, unless the reason the merger has not been completed by that date is that the companies are still awaiting approval from a governmental authority, in which event either IGT or Anchor can extend the date of termination from January 30, 2002 to April 30, 2002. Please see “Terms of the Merger Agreement and Related Agreements — Conditions to the Merger” on page 77 and “— Termination” on page 79 for a more detailed explanation of the conditions to and termination of the merger.

Q:  What am I being asked to vote on?

A:	IGT stockholders: You are being asked to vote on the following two proposals:

•	to approve the issuance of IGT common stock to Anchor stockholders in connection with the merger; and

•	to approve an amendment to the International Game Technology 1993 Stock Option Plan to increase by 900,000 the number of shares of IGT common stock available for issuance under the stock option plan. Please see “Proposal — Amendment to the 1993 Stock Option Plan” on page 94 for a more detailed explanation of the stock option plan amendment.

Anchor stockholders: You are being asked to vote on the proposal to approve and adopt the merger agreement.

Q:  Do the boards of directors of IGT and Anchor recommend voting in favor of the merger?

A:	Yes. After careful consideration, the boards of directors of both IGT and Anchor recommend voting in favor of the merger. See “The Merger — IGT Board Reasons for the Merger; Recommendation of the IGT Board” on page 41 and “— Anchor Board Reasons for the Merger; Recommendation of the Anchor Board” on page 43.

Q:  How do I vote?

A:	If you hold shares of IGT common stock, vote via the Internet or by telephone following the instructions included with your proxy card or mail your signed proxy card in the enclosed return envelope as soon as possible. If you hold shares of Anchor common stock, vote via the Internet or by telephone, if instructions for doing so are included with your proxy card, or mail your signed proxy card in the enclosed return envelope as soon as possible. You may also attend the respective special stockholders’ meeting in person instead of submitting a proxy. If your shares are held by your broker as your nominee, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Unless you instruct your broker how to vote, your shares will not be voted at the special meeting.

Q:  How will the companies vote my shares if I return a blank proxy card?

A:	IGT stockholders: If you sign and send in your proxy card and do not indicate how you want to vote, IGT will count your proxy as a vote FOR the merger and stock option plan amendment proposals submitted at the special meeting.

Anchor stockholders: If you sign and send in your proxy card and do not indicate how you want to vote, Anchor will count your proxy as a vote FOR the merger proposal submitted at the special meeting.

Q:  How can I change my vote after I have returned my proxy?

A:	IGT stockholders: You may change your vote:

•	by voting electronically via the Internet or by telephone on a subsequent date prior to 11:59 p.m. Eastern Time the day before the stockholder meeting date,

•	by delivering a signed revocation or a subsequently dated, signed proxy card to the corporate Secretary of IGT before the stockholder meeting, or

•	by attending the stockholder meeting and voting in person.

However, if you have voted electronically or have delivered a valid proxy, your mere presence at the stockholder meeting will not, by itself, revoke that proxy.

Anchor stockholders: You may change your vote:

•	by voting electronically via the Internet or by telephone on a subsequent date in accordance with instructions, if any, for doing so provided with your proxy card,

•	by delivering a signed revocation or a subsequently dated, signed proxy card to the corporate Secretary of Anchor before the stockholder meeting, or

•	by attending the stockholder meeting and voting in person.

However, if you have voted electronically or have delivered a valid proxy, your mere presence at the stockholder meeting will not, by itself, revoke that proxy.

Q:  Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. The companies have set out under the heading “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus a number of risk factors that you should carefully consider before voting.

Q:  Should I send in my stock certificates now?

A:	IGT stockholders: No. You will continue to own your shares of IGT common stock after the merger and should continue to hold your stock certificates.

Anchor stockholders: No. IGT will appoint an exchange agent to coordinate the exchange of your shares of Anchor common stock for shares of IGT common stock after the completion of the merger. The exchange agent will send you written instructions on how to exchange your stock certificates.

Q:  May Anchor stockholders sell the shares of IGT common stock they receive in the merger?

A:	Anchor stockholders will generally have the right to resell the IGT common stock they receive in the merger. See “The Merger — Resales of IGT Common Stock” on page 67.

Q:  Do Anchor stockholders have dissenters’ rights of appraisal?

A:	No. Under the corporation laws of the State of Nevada, Anchor’s state of incorporation, Anchor stockholders do not have any appraisal or dissenters’ rights in connection with the merger.

Q:	How can I find out whether the stockholders of IGT and Anchor approved the merger proposals?

A:	IGT and Anchor each intend to issue a press release announcing the voting results for the respective merger proposals at their respective meetings promptly after each meeting is held.

Who Can Help Answer Your Questions

If you have more questions about the merger you should contact:

International Game Technology 9295 Prototype Drive Reno, Nevada 89511-0580 Attention: Bob McIver, Investor Relations (775) 448-0110	Anchor Gaming 815 Pilot Road, Suite G Las Vegas, Nevada 89119-3739 Attention: Geoff Sage (702) 896-7568

      If you are an IGT or Anchor stockholder and would like additional copies of this joint proxy statement/prospectus, or if you have other questions about the merger, you may contact IGT’s and Anchor’s proxy solicitor, D.F. King & Co., Inc.: 800-848-3409 (a toll-free number).

      You should rely only on the information contained in this joint proxy statement/ prospectus or what the companies have referred you to. The companies have not authorized anyone to provide you with information that is different.

SUMMARY

      This summary highlights the material terms of the merger and other important information from this joint proxy statement/prospectus, but it may not contain all of the information that is important to you. To understand the terms of the merger fully and for a more complete description of these terms, you should carefully read this entire joint proxy statement/prospectus, including the annexes and the documents to which IGT and Anchor have referred you. See “Where You Can Find More Information” on page 103.

The Companies

International Game Technology

9295 Prototype Drive
Reno, Nevada 89511-0580
Attention: Bob McIver, Investor Relations
(775) 448-0110

      IGT is a world leader in the design, development and manufacture of microprocessor-based gaming products and software systems in all jurisdictions where gaming is legal.

Anchor Gaming

815 Pilot Road, Suite G
Las Vegas, Nevada 89119-3739
Attention: Geoff Sage
(702) 896-7568

      Anchor Gaming is a diversified technology company with operations around the world. Anchor operates in three complementary business segments: gaming machines, gaming operations and gaming systems. The gaming machine segment focuses on the development and placement of unique proprietary games. The gaming operations segment operates a Native American casino in San Diego and two casinos in Colorado, and manages gaming machine routes in Nevada. The gaming systems segment provides equipment and related services to on-line lotteries, video lotteries, and pari-mutuel organizations.

Opinions of Financial Advisors

(see page 45)

      In deciding to approve the merger, the IGT board of directors considered an opinion from its financial advisor as to the fairness of the consideration to be received by IGT in connection with the merger from a financial point of view. In deciding to approve the merger, the Anchor board of directors considered an opinion from its financial advisor as to the fairness of the exchange ratio from a financial point of view to the Anchor stockholders. IGT received an opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., attached as Annex B to this joint proxy statement/prospectus. Anchor received an opinion from Dresdner Kleinwort Wasserstein, Inc., attached as Annex C to this joint proxy statement/prospectus. The companies encourage you to read and consider the opinions in their entirety before voting on the merger proposals.

Interests of Key Persons

in the Merger (see page 60)

      When considering the recommendation of the board of directors of Anchor regarding the merger, you should be aware of the interests that key executive officers and directors of Anchor have in the merger that are different from your and their interests as stockholders generally. These interests include, among other things:

•	employment agreements that two of Anchor’s executive officers have entered into, which will become effective upon completion of the merger;

•	terms of existing stock option and restricted stock agreements, which provide for acceleration of the vesting of underlying options and restricted stock upon the merger; and

•	provisions in the merger agreement relating to indemnification and insurance.

      Thomas J. Matthews, Chairman, President and Chief Executive Officer of Anchor, will become the Chief Operating Officer of IGT as promptly as practicable following completion of the merger and will remain President and Chief Executive Officer of Anchor. In addition, Mr. Matthews and (upon obtaining any required regulatory approvals) Richard Burt, directors of Anchor, will become directors of IGT, filling two newly created seats on the IGT board of directors. Joseph Murphy will remain Chief Operating Officer — Gaming Operations of Anchor following completion of the merger. Messrs. Matthews and Murphy will be granted 500,000 and 100,000 IGT stock options, respectively, at the time of completion of the merger, and Mr. Burt will receive, as a new IGT non-employee director, an automatic grant of 10,000 stock options under the IGT stock option plan.

Comparison of Stockholder Rights

(see page 91)

      Nevada law and Anchor’s articles of incorporation and by-laws govern the rights of Anchor stockholders. If the merger is completed, Anchor stockholders will receive shares of IGT common stock. As stockholders of IGT, former Anchor stockholders will have rights governed by Nevada law and IGT’s articles of incorporation and by-laws. Please see “Comparison of the Rights of Holders of Anchor Common Stock and International Game Technology Common Stock” for a description of the material differences in these provisions.

IGT Stockholder Approval

(see pages 31 and 34)

      Approval of the issuance of IGT common stock to Anchor stockholders pursuant to the merger agreement and approval of the stock option plan amendment each require the affirmative vote of the holders of a majority of the votes cast at the IGT stockholders’ meeting in person or by proxy.

      On October 29, 2001, directors and executive officers of IGT and their affiliates beneficially owned approximately 3.5% of the outstanding shares of IGT common stock, excluding shares issuable pursuant to options.

Anchor Stockholder Approval

(see pages 31 and 36)

      Approval of the merger agreement requires the affirmative vote at the Anchor stockholders’ meeting either in person or by proxy of the holders of a majority of the shares of Anchor common stock outstanding on the record date,               .

      On October 29, 2001, directors and executive officers of Anchor and their affiliates beneficially owned approximately 1.7% of the outstanding shares of Anchor common stock, excluding shares issuable pursuant to options.

      In connection with the execution of the merger agreement, Anchor stockholders Thomas J. Matthews and Joseph Murphy, who, as of the date of this joint proxy statement/prospectus, beneficially own an aggregate of approximately 1.6% of the outstanding Anchor common stock, excluding shares issuable pursuant to options, entered into voting agreements with IGT. In these agreements, Messrs. Matthews and Murphy agreed to vote all Anchor common stock over which they have voting control in favor of the merger proposal.

Our Recommendations to Stockholders

(see pages 41 – 44 and 101)

      To IGT Stockholders:

      The IGT board of directors believes that the merger and the stock option plan amendment are advisable and are in your best interests and unanimously recommends that you vote FOR the proposals to approve the issuance of IGT common stock in the merger and to amend IGT’s stock option plan.

      To Anchor Stockholders:

      The Anchor board of directors believes that the merger is advisable and is in your best interests and unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

The Merger

      The merger agreement is attached as Annex A to this joint proxy statement/prospectus. The companies encourage you to read the merger agreement because it is the legal document that governs the merger.

Anchor Stockholders Will Receive Shares of IGT Common Stock

(see page 68)

      IGT and Anchor are proposing a transaction in which IGT will acquire Anchor in a merger of Anchor with NAC Corporation, a wholly-owned subsidiary of IGT. Anchor will survive the merger and will continue as a wholly-owned subsidiary of IGT. Subject to receipt of approval of both IGT and Anchor stockholders, regulatory approvals and other matters, IGT and Anchor expect to complete the merger before January 30, 2002.

      Upon completion of the merger, the outstanding shares of Anchor common stock will be converted into shares of IGT common stock. The number of shares of IGT common stock each Anchor stockholder will receive depends on the final exchange ratio for the merger, which will depend in turn on the IGT average share value. The IGT average share value is equal to the average per share closing price of IGT common stock on the New York Stock Exchange during a specified period before the closing of the merger. The period for determining the IGT average share value is

•	the twenty consecutive trading days ending on the third trading day before the Anchor stockholders’ meeting, or

•	if the closing of the merger is more than five trading days after the Anchor stockholders’ meeting, the twenty consecutive trading days ending on the third trading day before the closing date.

For example, if the Anchor stockholders’ meeting is on a Wednesday and the closing date falls on the following Monday (that is, less than five trading days after the meeting), the last day of the measurement period will be the Friday preceding the meeting (assuming that the interim days and the Friday were all trading days). Alternatively, if the Anchor stockholders’ meeting is on a Wednesday and the closing date falls on the third Wednesday (that is, more than five trading days) after the meeting, the last day of the measurement period will be the Friday preceding the Wednesday on which the closing occurs.

      If the IGT average share value is

•	between $50.00 per share and $75.00 per share, inclusive, IGT will exchange each share of Anchor common stock for one share of IGT common stock.

•	less than $50.00 per share, and

–	Anchor does not notify IGT in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	Anchor notifies IGT in writing of its intention to terminate the merger agreement and IGT, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $50.00 and the denominator of which is the IGT average share value.

For example, if the IGT average share value was $48.00, and Anchor delivered its termination notice to IGT under the terms of the merger agreement, IGT could, at its sole option, adjust the exchange ratio to 1.0417 ($50.00/$48.00), and Anchor stockholders would receive 1.0417 shares of IGT common stock for each share of Anchor common stock they own.

•	greater than $75.00 per share, and

–	IGT does not notify Anchor in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	IGT notifies Anchor in writing of its intention to terminate the merger agreement and Anchor, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $75.00 and the denominator of which is the IGT average share value.

For example, if the IGT average share value was $77.00 and IGT delivered its termination notice to Anchor under the terms of the merger agreement, Anchor could, at its sole option, adjust the exchange ratio to 0.9740 ($75.00/$77.00), and Anchor stockholders would receive 0.9740 shares of IGT common stock for each share of Anchor common stock they own.

      IGT and Anchor encourage you to obtain current stock price quotations for IGT common stock from a newspaper, the Internet or your broker. IGT common stock trades on the New York Stock Exchange under the symbol “IGT.” The final calculation of the exchange ratio in the merger will occur before completion of the merger but after the IGT and Anchor stockholders’ meetings. IGT intends to issue a press release announcing the final exchange ratio promptly after it is determined. The following toll-free number is also available for stockholders of IGT and Anchor to obtain a daily closing price for IGT common stock: 866-448-7862. IGT will pay Anchor stockholders the value of any fractional shares in cash rather than issuing any fractional shares of IGT common stock in the merger.

      Upon completion of the merger, by virtue of the merger and without any additional action on the part of stockholders of Anchor, IGT or NAC Corp.:

•	the Anchor common stock converted as described above will no longer be outstanding, will automatically be canceled and retired, and will cease to exist;

•	each holder of Anchor common stock will cease to have any rights in Anchor common stock, except the right to receive the appropriate number of shares of IGT common stock, cash in lieu of fractional shares and dividends, if any, declared with a record date after the effective time of the merger; and

•	each share of common stock of NAC Corp. outstanding immediately before the effective time of the merger will become one share of common stock of the surviving corporation.

      IGT stockholders will not have to surrender their stock certificates. Anchor stockholders will have to surrender their Anchor common stock certificates to receive new stock certificates representing IGT common stock. Please do not send any certificates now. IGT’s exchange agent will send you written instructions on how to surrender your Anchor common stock certificates for new IGT common stock certificates after completion of the merger.

      Shares of Anchor common stock owned by Anchor, IGT, or their wholly-owned subsidiaries will be cancelled in the merger and will not be exchanged for shares of IGT common stock.

The Merger Will Generally Be Tax-Free to Stockholders

(see page 62)

      IGT may elect not to complete the merger unless it receives an opinion from its counsel, O’Melveny & Myers LLP, and Anchor may elect not to complete the merger unless it receives an opinion from its counsel, Hughes & Luce, LLP, in each case to the effect that the merger will be treated as a “reorganization” under the Internal Revenue Code, which is a transaction that is generally tax-free for United States federal income tax purposes. Assuming that the merger constitutes a “reorganization” under the Internal Revenue Code, the exchange by Anchor stockholders of shares of Anchor common stock for shares of IGT common stock generally will not cause either IGT stockholders or Anchor stockholders to recognize any gain or loss for U.S. federal income tax purposes. Anchor stockholders, however, will have to recognize income or gain or loss in connection with any cash received in lieu of fractional shares.

      This tax treatment may not apply to all Anchor stockholders. Determining the actual tax consequences of the merger to you can be complicated. The actual tax consequences will depend on your specific situation and on variables not within the control of IGT or Anchor. You should consult with your own tax advisor for a full understanding of the merger’s tax consequences to you.

Conditions to the Merger

(see page 77)

      The companies will not complete the merger until they have satisfied numerous conditions. Some of the conditions are listed below:

•	the Anchor stockholders and IGT stockholders have each approved their respective merger proposals;

•	the New York Stock Exchange has authorized the shares of IGT common stock to be issued in the merger for trading on that exchange;

•	no law or court order has prohibited the merger;

•	the Securities and Exchange Commission has declared the registration statement on Form S-4 of which this joint proxy statement/ prospectus forms a part effective under the Securities Act of 1933 and has not issued or sought a stop order;

•	all applicable waiting periods under United States federal antitrust laws have expired;

•	the parties have received all necessary gaming approvals from any gaming regulatory authorities;

•	each party has received an opinion of its respective tax counsel that the merger will be treated as a tax-free reorganization; and

•	the representations and warranties of the parties contained in the merger agreement are true and correct in accordance with the requirements of the merger agreement and the parties have performed or complied in all material respects with all their agreements and covenants required under the merger agreement.

      Where the law permits, either IGT or Anchor can elect to waive a condition to its obligation to complete the merger. IGT and Anchor cannot be certain when or if the conditions to the merger will be satisfied or waived or that the merger will be completed.

Regulatory Approvals

(see page 64)

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the companies must furnish information and materials relating to the business of each of the companies to the Department of Justice and the Federal Trade Commission and wait a specified period of time before the companies can complete the merger. The DOJ or the FTC has the authority to challenge the merger on antitrust grounds before the companies complete the merger. IGT and Anchor made the initial filing with the United States antitrust authorities on July 30, 2001. On August 29, 2001, the FTC requested additional information from the parties, which the parties are in the process of supplying to that agency.

      As a result of the merger, IGT will own Anchor’s gaming activities in a number of jurisdictions, each of which is subject to various licensing and other regulatory requirements administered by various governmental entities. Some of these laws and regulations require that the applicable gaming regulatory authorities approve the merger. IGT and Anchor have filed or will file applications in each jurisdiction in which they conduct gaming activities with appropriate gaming regulatory authorities. The companies cannot complete the merger unless and until they comply with all applicable gaming regulatory requirements and obtain all requisite gaming approvals.

Termination of the Merger Agreement

(see page 79)

      The boards of directors of both companies can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, either company can individually terminate the merger agreement if the stockholders of either IGT or Anchor fail to approve the merger proposal, or if the companies do not complete the merger by January 30, 2002, unless the reason the merger has not closed by that date is that the companies are still awaiting approval from a governmental authority, in which event either IGT or Anchor can extend the date of termination from January 30, 2002 to April 30, 2002.

      Anchor also has termination rights if it receives an unsolicited superior proposal, which is a proposal relating to a business combination that the Anchor board determines, in good faith and after consulting with outside legal counsel, it must accept to comply with its fiduciary duties to the Anchor stockholders under applicable laws. Under the merger agreement, Anchor may not solicit alternative proposals to the merger. Anchor also may elect to terminate the merger agreement if the IGT average share value falls below $50.00, subject to IGT’s right, in its sole discretion, to adjust the exchange ratio according to a specified formula instead of allowing the merger agreement to terminate.

      In addition, if the IGT average share value exceeds $75.00, IGT may elect to terminate the merger agreement, subject to Anchor’s right, in its sole discretion, to adjust the exchange ratio according to a specified formula instead of allowing the merger agreement to terminate. Both companies have additional termination rights more specifically described in “Terms of the Merger Agreement and Related Agreements — Termination” on page 79.

      Anchor must pay IGT a termination fee of $30,000,000 if the merger agreement is terminated:

•	by Anchor because it received a superior proposal;

•	by IGT because the Anchor board withdrew or modified its recommendation to stockholders, recommended a takeover proposal made by a third party to the Anchor stockholders, or failed to call or hold the Anchor stockholders’ meeting following receipt of a takeover proposal; or

•	by IGT because Anchor willfully and materially breached its covenant not to solicit, initiate, encourage or participate in a takeover proposal except to the extent required for the Anchor board to comply with its fiduciary duties as more specifically described in “Terms of the Merger Agreement and Related Agreements — No Inconsistent Activities” on page 74.

      Anchor must also pay the fee if:

•	a takeover proposal was made before the Anchor stockholders’ meeting (whether or not rejected or withdrawn);

•	the Anchor stockholders did not approve the Anchor merger proposal; and

•	within twelve months after the termination of the merger agreement Anchor entered into an agreement for, and, within twenty-four months after the termination of the merger agreement, completed a transaction that would constitute a takeover proposal (whether or not with the party who made the initial takeover proposal).

Discretion of IGT and Anchor Boards With Respect to the Merger

      If the IGT average share value falls below $50.00, the board of directors of Anchor, without any further vote of its stockholders, may either elect to proceed with the merger with an exchange ratio equal to one-for-one without any adjustment or elect to terminate the merger agreement. If Anchor were to make the latter election, the merger agreement would terminate unless IGT elected at its sole option to adjust the exchange ratio to provide the Anchor stockholders at least $50.00 in value (based on the IGT average share value) per share of Anchor common stock. If the IGT average share value during the applicable period exceeds $75.00, the board of directors of IGT, without any further vote of its stockholders, may either elect to proceed with the merger with an exchange ratio equal to one-for-one without any adjustment or elect to terminate the merger agreement. If IGT were to make the latter election, the merger agreement would terminate unless Anchor elected at its sole option to adjust the exchange ratio to provide the Anchor stockholders $75.00 in value (based on the IGT average share value) per share of Anchor common stock. See “Risk Factors — Risks Related to the Merger — Stockholder approval confers broad discretion on the Anchor and IGT boards to proceed with the merger despite an IGT average share value that may result in lower overall merger consideration for Anchor stockholders or greater dilution for IGT stockholders” on page 20.

Accounting Treatment

      The merger will be accounted for as a purchase for financial reporting and accounting purposes, under the newly issued Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. The purchase price will be allocated to Anchor’s assets and liabilities based upon the fair values of the assets acquired and liabilities assumed. Goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to SFAS No. 142 which changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. A portion of the purchase price will be allocated to identifiable intangible assets. Any excess of the cost over the fair values of the net tangible and identifiable intangible assets acquired from Anchor will be recorded as goodwill. Goodwill and intangible assets with indefinite lives acquired from Anchor will not be amortized. Amortization will be required for identifiable intangible assets with finite lives. We have included unaudited pro forma financial information in this joint proxy statement/ prospectus under the caption “Unaudited Pro Forma Combined Condensed Financial Statements” on page 83. The pro forma adjustments and the resulting unaudited pro forma combined condensed financial statements were prepared based on available information and assumptions and estimates described in notes to the unaudited pro forma combined condensed financial statements. IGT has not made a final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed and you should consider the allocation reflected in the unaudited pro forma consolidated financial statements preliminary. After the completion of the merger, IGT will include the results of operations of Anchor in the consolidated financial statements of IGT.

Anchor Stockholders Do Not Have Appraisal Rights

(see page 67)

      Under the corporation laws of the State of Nevada, Anchor’s state of incorporation, Anchor stockholders do not have any appraisal or dissenters’ rights in connection with the merger.

Recent Developments

      On November 6, 2001, IGT reported its earnings for its fourth quarter and the year ended September 29, 2001. Net income for the fourth quarter was $55.5 million or $0.73 per diluted share on quarterly revenues and earnings of unconsolidated affiliates of $334.5 million. Net income for fiscal 2001 was $214.0 million or $2.80 per share.

International Game Technology

Selected Historical Financial Data

      The following selected consolidated financial data as of and for the five years in the period ended September 30, 2000 have been derived from the audited consolidated financial statements of IGT, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The selected historical consolidated financial data for the nine months ended July 1, 2000 and June 30, 2001 and as of June 30, 2001 have been derived from the unaudited consolidated financial statements of IGT. These unaudited consolidated financial statements have been prepared on a basis consistent with the audited financial statements. The unaudited consolidated financial statements include, in the opinion of IGT, all normal recurring adjustments necessary for a fair presentation of the information. Operating results for the nine months ended June 30, 2001 are not necessarily indicative of the results that will be achieved for future periods, including the fiscal year ended September 29, 2001. In March 1998, IGT purchased Barcrest Limited and Olympic Amusements Pty. Limited. In September 1999, IGT completed the purchase of Sodak Gaming, Inc., and in March 2001, IGT completed the purchase of Silicon Gaming, Inc. The operating results of these acquired entities have been included in the consolidated financial statements of IGT since the respective acquisition dates. These selected historical data are only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes to those financial statements contained in IGT’s Annual Report on Form 10-K, as amended on Form 10-K/ A for the year ended September 30, 2000, IGT’s Quarterly Reports on Form 10-Q for the quarters ended December 30, 2000 and March 31, 2001, each as amended on Form 10-Q/ A and IGT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which are incorporated by reference in this joint proxy statement/prospectus. See “Incorporation of Documents by Reference.”

						Nine Months
	Fiscal Year Ended					Ended

	Sept. 30,	Sept. 30,	Sept. 30,	Oct. 2,	Sept. 30,	July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except per share amounts)
Operating Data:
Total revenues	$733,452	$730,799	$758,942	$854,106	$898,404	$614,966	$903,308
Operating costs and expenses(1)	563,619	552,533	605,246	813,344	736,867	512,274	715,767
Earnings of unconsolidated affiliates	—	13,171	65,181	75,556	105,991	73,274	104,049

Operating income	169,833	191,437	218,877	116,318	267,528	175,966	291,590
Other income (expense), net(2)(3)	14,570	21,188	15,655	(14,925)	(22,541)	(12,230)	(40,060)

Income before income taxes and extraordinary item	184,403	212,625	234,532	101,393	244,987	163,736	251,530
Provision for income taxes	66,386	75,378	82,086	36,081	88,195	58,944	93,066

Income before extraordinary item	118,017	137,247	152,446	65,312	156,792	104,792	158,464
Extraordinary loss on early redemption of debt, net of tax(3)	—	—	—	(3,254)	—	—	—

Net income	$118,017	$137,247	$152,446	$62,058	$156,792	$104,792	$158,464

						Nine Months
	Fiscal Year Ended					Ended

	Sept. 30,	Sept. 30,	Sept. 30,	Oct. 2,	Sept. 30,	July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

	(in thousands, except per share amounts)
Earnings per share:
Basic Earnings Per Share
Income before extraordinary item	$0.93	$1.14	$1.35	$0.65	$2.05	$1.34	$2.16
Extraordinary loss	—	—	—	(0.03)	—	—	—

Net income	$0.93	$1.14	$1.35	$0.62	$2.05	$1.34	$2.16

Diluted Earnings Per Share
Income before extraordinary item	$0.93	$1.13	$1.33	$0.65	$2.00	$1.33	$2.07
Extraordinary loss	—	—	—	(0.03)	—	—	—

Net income	$0.93	$1.13	$1.33	$0.62	$2.00	$1.33	$2.07

Weighted average number of common shares outstanding:
Basic	126,555	120,715	113,064	99,461	76,586	77,953	73,523
Diluted	127,412	121,829	114,703	100,238	78,229	79,014	76,390
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.03	$—	$—	$—

	As of

	Sept. 30,	Sept. 30,	Sept. 30,	Oct. 2,	Sept. 30,	June 30,
	1996	1997	1998	1999	2000	2001

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(3)	$169,900	$151,771	$175,413	$426,343	$244,907	$276,458
Working capital(3)	488,150	406,958	470,003	739,753	555,233	649,022
Total assets	1,154,187	1,215,052	1,543,628	1,765,060	1,623,716	1,872,544
Long-term notes payable(3)	107,155	140,713	322,510	990,436	991,507	992,372
Total stockholders’ equity(3)(4)	623,200	519,847	541,276	242,218	96,585	324,395

(1)	Various impairment and restructuring charges are included in the operating costs and expenses for the fiscal 1999 period.

IGT-Australia

In the fourth quarter of fiscal 1999, IGT incurred an impairment charge of $86.8 million and restructuring costs of $6.0 million related to its March 1998 acquisition of Olympic Amusements Pty. Ltd. During fiscal 2000, IGT recorded additional restructuring charges of $1.9 million related to employee terminations associated with Olympic Amusements Pty. Ltd.

IGT-Brazil

In the fourth quarter of fiscal 1999, the government of Brazil rescinded the law allowing gaming devices in bingo halls. At that time, IGT recorded impairment charges of $5.3 million relating to its assessment of the recoverability of inventories and receivables in Brazil.

(2)	In the first quarter of fiscal 2000, IGT recorded a legal settlement gain of $27.0 million ($17.3 million net of tax) from the resolution of legal actions between IGT and WMS Gaming, Inc. related to infringement claims involving IGT’s Telnaes patent for virtual reel technology.

(3)	Senior Notes

In May 1999, IGT completed the private placement of $1.0 billion in aggregate principal amount of Senior Notes pursuant to Rule 144A under the Securities Act of 1933. IGT issued the Senior Notes in two tranches: $400.0 million aggregate principal amount of 7.875% Senior Notes, due May 15, 2004, priced at 99.053%; and $600.0 million aggregate principal amount of 8.375% Senior Notes, due May 15, 2009, priced at 98.974%. In August 1999, IGT exchanged all outstanding Senior Notes for identical registered notes. IGT used a portion of the proceeds to redeem previously outstanding 7.84% Senior Notes due 2004, which resulted in a prepayment penalty of $3.3 million (net of tax) reflected as an extraordinary item in fiscal 1999. Additionally, IGT repaid outstanding borrowings under both IGT’s U.S. and Australian credit facilities. IGT used the remaining net proceeds from the offering to fund its acquisition of Sodak, working capital, and share repurchases. IGT recorded interest expense on the Senior Notes of $31.2 million and $83.6 million for the fiscal years ended October 2, 1999 and September 30, 2000, and $62.6 million and $63.0 million for the prior and current nine month periods.

(4)	IGT purchased shares of its common stock as follows (in thousands):

Period	Shares	Purchase Price

Fiscal year ended September 30, 1997	13,060	$225,474
Fiscal year ended September 30, 1998	5,547	$122,180
Fiscal year ended October 2, 1999	21,795	$361,436
Fiscal year ended September 30, 2000	15,655	$318,473
Nine months ended June 30, 2001	—	$—

Anchor Gaming

Selected Historical Financial Data

      The following selected consolidated financial data as of and for the five years in the period ended June 30, 2001 have been derived from the audited consolidated financial statements of Anchor, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The closing of Anchor’s acquisition of Powerhouse Technologies, Inc. occurred concurrent with the end of the fiscal year ended June 30, 1999, and, as a result, the financial statements for the years ended June 30, 1999 and earlier do not include any Powerhouse results of operations, with the exception of the acquired in-process research and development charge recorded for the year ended June 30, 1999 and per share data. These selected historical data are only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes to those financial statements contained in Anchor’s Annual Report on Form 10-K, for the year ended June 30, 2001, which is incorporated by reference in this joint proxy statement/prospectus. See “Incorporation of Documents by Reference.” All share amounts and per share data have been adjusted to reflect Anchor’s 2 for 1 stock split effected before the beginning of trading on November 16, 2000.

	Fiscal Year Ended June 30,

	1997	1998	1999	2000	2001

	(in thousands, except per share data)
Operating Data:
Total revenues	$145,043	$169,568	$169,310	$425,492	$384,448
Operating costs and expenses(1)(2)(3)	96,403	119,971	158,884	397,560	519,359
Earnings of unconsolidated affiliates	4,554	56,634	73,389	93,404	136,154

Operating income	53,194	106,231	83,815	121,336	1,243
Other income (expense), net(4)(5)	3,483	3,209	3,114	(13,966)	(26,040)

Income (loss) before income taxes and cumulative effect of a change in accounting principle	56,677	109,440	86,929	107,370	(24,797)
Provision for income taxes	21,001	41,040	39,422	42,411	28,999

Income (loss) before cumulative effect of change in accounting principle	35,676	68,400	47,507	64,959	(53,796)
Cumulative effect of change in accounting principle(6)	—	—	—	—	124

Net income (loss)	$35,676	$68,400	$47,507	$64,959	$(53,672)

Earnings (loss) per share:
Basic	$1.34	$2.68	$1.95	$2.74	$(3.13)
Diluted	$1.32	$2.60	$1.91	$2.70	$(3.13)
Weighted average number of common shares outstanding:
Basic	26,642	25,502	24,328	23,666	17,146
Diluted	27,084	26,322	24,856	24,023	17,146
Cash dividends declared per common share	—	—	—	—	—

	As of June 30,

	1997	1998	1999	2000	2001

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$66,427	$73,187	$32,835	$25,883	$24,147
Working capital	64,646	54,450	28,908	41,723	17,750
Total assets	188,876	245,134	507,169	548,719	406,430
Long-term debt	2,800	—	212,805	222,770	406,124
Total stockholders’ equity (deficit)	171,331	210,482	220,353	270,520	(70,555)

(1)	Anchor recorded a charge of $17.5 million for acquired in-process research and development in fiscal 1999 related to the value of research and development projects that were in various stages of completion at the date of the Powerhouse acquisition.

(2)	Anchor incurred impairment and restructuring charges of $2.6 million ($1.6 million net of tax) in fiscal 2000 in connection with the restructuring of its VLC subsidiary.

(3)	During the year ended June 30, 2001, Anchor incurred impairment, restructuring, and other charges of $129.4 million ($105.3 million net of tax) primarily related to its AWI subsidiary. Anchor also incurred one-time charges of $1.7 million ($1.0 million net of tax) related to immediate vesting of restricted stock grants upon completion of the stock repurchase from the Fulton family and $7.6 million ($4.6 million net of tax) for inventory writedowns, contractual disputes and other charges.

(4)	Other income (expense)consists of minority interest in earnings of consolidated subsidiary and other income (expense).

(5)	In the year ended June 30, 2001, Anchor recorded a gain of $8.1 million on the sale of Sunland Park Racetrack and Casino and Anchor’s 25% interest in a Massachusetts horse racing facility to Stanley Fulton, Anchor’s former Chairman. This gain is included in other income. The tax expense of $15.0 million associated with these transactions was the result of tax bases of assets sold lower than the book value.

(6)	In the year ended June 30, 2001, Anchor recorded a cumulative effect of a change in accounting principle of $124,000, net of tax, related to the implementation of SFAS No. 133.

Summary Unaudited Pro Forma Combined Condensed Financial Data

      The following summary unaudited pro forma combined financial data give effect to the merger, which IGT will account for as a purchase business combination in accordance with accounting principles generally accepted in the United States of America. The operating data assume that the merger was completed at the beginning of the periods presented, and the balance sheet data assume that the merger was completed as of June 30, 2001. The summary unaudited pro forma combined financial data do not reflect any cost savings and other synergies that may result from the merger and are not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been completed on the dates indicated, nor are they necessarily indicative of future results or financial position. This information is only a summary, and you should read the information presented below in conjunction with the historical financial statements of IGT and Anchor contained in their annual and quarterly reports incorporated by reference and the unaudited pro forma financial statements and the related notes included in this joint proxy statement/prospectus under the caption “Unaudited Pro Forma Combined Condensed Financial Statements.”

	Year Ended	Nine Months
	September 30,	Ended
	2000	June 30, 2001

	(in thousands, except
	per share amounts)
Operating Data:
Total revenues	$1,654,938	$1,540,869

Income from operations(1)	$360,268	$232,844

Net income(1)	$212,348	$84,804

Earnings per share:
Basic	$2.32	$.96

Diluted(1)	$2.26	$.92

Other Operating Data:
Pro forma EBITDA(2)	$515,248	$497,234

As of
June 30,
2001

Balance Sheet Data:
Total assets	$3,376,627
Long-term notes payable	1,292,542
Total stockholders’ equity	1,203,014
Book Value Per Common Share:(3)
IGT historical	$4.33

Anchor historical	$(4.75)

Combined pro forma	$13.40

(1)	During the nine months ended June 30, 2001, Anchor incurred impairment, restructuring, and other charges of $129.4 million ($105.3 million net of tax) primarily related to its AWI subsidiary. Anchor also incurred one-time charges of $1.7 million ($1.0 million net of tax) related to immediate vesting of restricted stock grants upon completion of the stock repurchase from the Fulton family and $7.6 million ($4.6 million net of tax) for inventory writedowns, contractual disputes and other charges. Excluding these charges, pro forma income from operations for the nine months ended June 30, 2001 would have been $371.5 million and pro forma net income would have totaled $195.7 million or $2.13 per diluted share.

(2)	EBITDA consists of income from operations excluding depreciation and amortization and impairment of assets and restructuring. EBITDA is a measure that the financial community commonly uses but is not prepared in accordance with accounting principles generally accepted in the United States of America. This definition of EBITDA may not be the same as that of similarly named measures used by other companies. You should consider it in addition to, but not as a substitute for, income from operations, net income and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America that are included or incorporated by reference in this joint proxy statement/prospectus.

(3)	The historical book values per common share are computed by dividing stockholders’ equity by the number of common shares outstanding at the end of the period. The combined pro forma book value per common share is computed by dividing pro forma stockholders’ equity by the combined pro forma shares outstanding.

Comparative Per Share Market Price and Dividend Information

      IGT common stock trades on the New York Stock Exchange under the symbol “IGT.” Anchor common stock trades on the Nasdaq National Market under the symbol “SLOT.”

      The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of IGT common stock as reported by the New York Stock Exchange and Anchor common stock as reported on the Nasdaq National Market.

	IGT		Anchor
	Common Stock		Common Stock
	Sale Price		Sale Price*

	High	Low	High	Low

1999
First Quarter	$24.13	$14.13	$30.78	$16.50
Second Quarter	$19.75	$14.56	$27.25	$18.88
Third Quarter	$19.75	$16.19	$30.19	$22.00
Fourth Quarter	$20.94	$17.38	$32.22	$20.25

2000
First Quarter	$23.25	$17.48	$23.75	$15.50
Second Quarter	$28.94	$19.75	$24.44	$16.75
Third Quarter	$35.63	$26.56	$41.25	$23.34
Fourth Quarter	$49.38	$32.63	$46.81	$31.13

2001
First Quarter	$57.25	$42.75	$63.25	$36.56
Second Quarter	$66.05	$46.80	$66.75	$49.66
Third Quarter	$64.35	$35.70	$59.30	$33.60
Fourth Quarter (through October 30, 2001)	$53.50	$40.85	$53.45	$40.42

*	Sale prices through November 15, 2000 have been adjusted to reflect Anchor’s 2-for-1 stock split effected before the beginning of trading on November 16, 2000.

      On July 6, 2001, the last full trading day before the public announcement of the merger agreement, the high and low sale prices of Anchor common stock as reported on the Nasdaq National Market were $55.91 and $52.50, respectively, and the high and low sale prices of IGT common stock as reported by the New York Stock Exchange were $62.45 and $58.25, respectively. On October 30, the last full trading day before the date of this joint proxy statement/ prospectus, the closing price of Anchor common stock as reported on the Nasdaq National Market was $49.66, and the closing price of IGT common stock as reported by the New York Stock Exchange was $49.55.

      IGT and Anchor encourage their stockholders to obtain current market quotations for IGT and Anchor common stock from the newspaper, the Internet or their brokers. The following toll-free number is available for stockholders of IGT and Anchor to obtain a daily closing price for IGT common stock: 866-448-7862.

      IGT paid cash dividends of $.12 per share in 1998 and $.03 per share in 1999. IGT paid no cash dividends in 2000 or in 2001. Anchor has paid no cash dividends since its initial public offering in 1994.

RISK FACTORS

      In making your determination as to how to vote on the merger proposals, you should consider the following factors:

Risks Relating to the Merger

      Stockholders of IGT and Anchor should carefully consider the following factors, in addition to those discussed elsewhere in this joint proxy statement/ prospectus, in evaluating the proposed merger and related transactions between the two companies.

On a pro forma basis, if the acquisition of Anchor had occurred on October 3, 1999, IGT’s diluted earnings per share for the nine months ended June 30, 2001 would have decreased.

      At the closing of the merger, based on the number of shares of Anchor common stock outstanding at the time the companies signed the merger agreement and assuming an exchange ratio of one-for-one, IGT expects to issue approximately 14.9 million new shares of IGT common stock to current Anchor stockholders (excluding approximately 2.4 million shares to be issued upon the exercise of any currently outstanding Anchor stock options that will, as a result of the merger, become options to purchase IGT common stock). The issuance of this additional IGT common stock in the merger will reduce IGT’s earnings per share. On a pro forma basis for the nine months ended June 30, 2001, IGT’s diluted earnings per share would have decreased from $2.07 to $.92. See “Unaudited Pro Forma Combined Condensed Financial Statements” on page 83. Any dilution could reduce the market price of IGT common stock unless and until the combined company achieves revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. IGT may not achieve revenue growth, cost savings or other business economies as a result of the merger sufficient to offset any dilution.

The companies’ stockholders may not know the final exchange ratio when they vote on the merger.

      Under the merger agreement, the exchange ratio used to determine the number of shares of IGT common stock that Anchor stockholders will receive in the merger is fixed at one-for-one, provided that the IGT average share value, which equals the average per share closing price of IGT common stock on the New York Stock Exchange during the twenty-day trading period ending on the third trading day before the Anchor stockholders’ meeting (or, if the closing date is more than five trading days after the Anchor stockholders’ meeting, the third trading day before the closing date) is between $50.00 and $75.00 per share. See “Terms of the Merger Agreement and Related Agreements — Conversion of Shares in the Merger.” Within this range, any increase in the IGT average share value will result in a higher effective price being paid by IGT to Anchor stockholders for their shares of Anchor common stock, and any decrease in the IGT average share value will result in a lower effective price being paid by IGT to Anchor stockholders for their shares of Anchor common stock. Moreover, it is possible that the merger will not close until more than five trading days after the Anchor stockholders’ meeting. If that occurs, then the twenty-day trading period used to determine the final exchange ratio will not end until the third trading day before the closing date, and the IGT and Anchor stockholders will not know the exchange ratio to be applied in the merger at the time of their respective stockholders’ meetings or the exact value of the merger consideration payable by IGT, because the value of IGT common stock will fluctuate between the date of the stockholders’ meetings and the end of the twenty-day trading period.

      Additionally, because the price protections in the merger agreement are based on a twenty-day trading period before the completion of the merger, IGT’s share price after the conclusion of the twenty-day trading period through the closing date as well as after the closing date could either fall significantly below $50.00 or rise significantly above $75.00 for any period of time without triggering any price protections in favor of either Anchor stockholders or IGT, respectively.

      Anchor common stock and IGT common stock have historically experienced substantial price volatility. Anchor and IGT advise their stockholders to obtain recent market quotations for IGT common stock, and to be aware that the market price of IGT common stock may, even during a short period of time, fluctuate significantly in response to various factors, including but not limited to:

•	quarterly variations in operating results;

•	the introduction of new products or services by IGT or its competitors;

•	changes in estimates by securities analysts;

•	market conditions in the gaming industry;

•	announcements and actions by competitors;

•	announcements and actions by customers;

•	regulatory and judicial actions; and

•	general economic conditions.

Stockholder approval confers broad discretion on the Anchor and IGT boards to proceed with the merger despite an IGT average share value that may result in lower overall merger consideration for Anchor stockholders or greater dilution for IGT stockholders.

      If the IGT average share value falls below $50.00, the board of directors of Anchor, without any further vote of its stockholders, may either elect to proceed with the merger with an exchange ratio equal to one-for-one or terminate the merger agreement, in which event the merger agreement would terminate unless IGT elects at its sole option to adjust the exchange ratio to provide the Anchor stockholders at least $50.00 in value (based on the IGT average share value) per share of Anchor common stock. This discretion given to the Anchor and IGT boards presents potential risks to Anchor and IGT stockholders. For example, if the IGT average share value is less than $50.00 per share and the Anchor board determines it is in the best interest of Anchor and its stockholders to proceed with the merger, Anchor stockholders could receive IGT common stock in the merger with a fair market value that is less than $50.00 per share. Conversely, if the IGT average share value falls below $50.00 per share, the Anchor board elects to terminate the merger agreement and IGT elects to adjust the exchange ratio, the exchange ratio will be greater than one-for-one and the number of shares of IGT common stock issued in the merger will increase, resulting in greater dilution to the IGT stockholders.

      If the IGT average share value during the applicable period exceeds $75.00, the board of directors of IGT, without any further vote of its stockholders, may either elect to proceed with the merger with an exchange ratio equal to one-for-one or terminate the merger agreement, in which event the merger agreement would terminate unless Anchor elects at its sole option to adjust the exchange ratio to provide the Anchor stockholders $75.00 in value (based on the IGT average share value) per share of Anchor common stock. This discretion given to the IGT and Anchor boards also presents potential risks to IGT and Anchor stockholders. For example, if the IGT average share value is greater than $75.00 per share and the IGT board determines it is in the best interest of IGT and its stockholders to proceed with the merger, IGT could provide holders of Anchor common stock with IGT common stock having a fair market value that is more than $75.00 per share of IGT common stock exchanged for each share of Anchor common stock. Conversely, if the IGT average share value exceeds $75.00 per share, the IGT board elects to terminate the merger agreement and Anchor elects to adjust the exchange ratio, the exchange ratio will be less than one-for-one and the percentage interest that the Anchor stockholders will receive in the combined company will decrease.

Officers and directors of Anchor have different interests from yours that may influence them to support or approve the merger.

      Officers and directors of Anchor have interests in the merger and participate in arrangements that are different from, or are in addition to, those of Anchor stockholders generally. These include the following interests:

•	Thomas J. Matthews, Chairman, President and Chief Executive Officer of Anchor, will remain President and Chief Executive Officer of Anchor and will become Chief Operating Officer of IGT, and Joseph Murphy will remain Chief Operating Officer — Gaming Operations of Anchor.

•	Thomas J. Matthews and (upon obtaining any required regulatory approvals) Richard Burt, directors of Anchor, will become directors of IGT upon the closing of the merger, filling two newly created seats on the IGT board of directors.

•	Thomas J. Matthews, Joseph Murphy, and the three other members of the Anchor board — Stuart Beath, Richard Burt and Glen Hettinger — as well as Geoffrey Sage, Chief Financial Officer of Anchor, David Johnson, General Counsel of Anchor, and Christer Roman, Chief Operating Officer — Systems Division of Anchor, own stock options to purchase an aggregate of 1,572,300 shares of Anchor common stock at exercise prices ranging from $15.938 per share to $50.625 per share. Of these, 1,299,800 shares will be exercisable at the effective time of the merger, 656,000 of which will have become exercisable as a result of the merger. See “The Merger — Interests of Key Persons in the Merger — Treatment of Options and Restricted Stock.”

•	Thomas J. Matthews, Joseph Murphy, Geoffrey Sage, and David Johnson have been granted restricted shares of Anchor common stock in an aggregate amount of 220,000 shares, all of which will be vested at the time of the merger. Of these, 143,000 shares will vest as a result of the merger. See “The Merger — Interests of Key Persons in the Merger — Treatment of Options and Restricted Stock.”

•	Thomas J. Matthews and Joseph Murphy have entered into voting agreements with IGT dated as of July 8, 2001 by which each agrees with IGT to vote his outstanding shares of Anchor common stock in favor of the merger.

      As a result, these officers and directors could be more likely to vote to approve the merger agreement and the merger than if they did not hold these interests. Anchor stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger.

Risks Relating to the Combined Company After the Merger

      Stockholders of both IGT and Anchor should carefully consider the following factors, in addition to those discussed elsewhere in this joint proxy statement/prospectus, in evaluating the proposed merger and related transactions between the two companies.

Any unfavorable changes in the companies’ relationships with third parties resulting from the merger may reduce IGT’s profits after the merger.

      The present and potential relationships of IGT and Anchor with customers and other third parties with whom they have relationships may be affected by the proposed merger. IGT has casino customers and some of these customers may not favor IGT acquiring, through the merger, operating casinos in Colorado and a participation interest in the Pala Tribe casino. Any unfavorable change in its relationships with these customers may reduce IGT’s future profits. Anchor markets its products to some of the same customers as does IGT and Anchor does not believe that its business has been adversely affected by its ownership of casinos in Colorado or its interest in the Pala Tribe casino. Anchor customers may, in response to the announcement of the merger, delay or defer decisions concerning Anchor. If this were to occur, Anchor could experience a decrease in expected revenue as a consequence of customers’ uncertainties associated with the merger.

Difficulties integrating parts of the operations of Anchor could prevent IGT from realizing some or all benefits of the merger and result in a decline in IGT’s stock price.

      To achieve the benefits of the merger, IGT must successfully combine its business with Anchor’s business and integrate IGT’s and Anchor’s technologies, products and services so that they operate effectively together. IGT may be unable to integrate parts of Anchor’s technologies and operations quickly or smoothly. In addition, integrating the two businesses will entail a diversion of IGT management’s time and attention and IGT may be required to spend additional money and resources on integration issues that it would otherwise spend in developing its business and services or other matters. IGT generally has not engaged in the operation of casinos and it has limited experience doing so. IGT will rely substantially on Anchor personnel to conduct Anchor’s casino-operating business following the closing. IGT is evaluating its long term plans for Anchor’s casino-operating business. If the difficulties described above occur, the combined company may not realize some or all of the anticipated benefits of the merger and IGT’s stock price could decline.

IGT’s success depends in part on its ability to retain key personnel after the merger, and it may lose some of Anchor’s or its own employees after the merger.

      IGT’s future success will depend on, among other things, the continued service of key IGT and Anchor personnel. Despite IGT’s efforts to hire and retain quality employees, it might lose some of Anchor’s and its own key employees following the merger. Competitors may recruit IGT or Anchor employees before the merger and during integration, as is common in gaming industry mergers. In addition, some Anchor employees will acquire significant amounts of IGT common stock or vested stock options in the merger. As a result, IGT may be required to provide significant incentives for some of Anchor’s key employees to remain with IGT after the merger.

      In addition, IGT’s future performance depends on its continuing ability to attract and retain highly qualified employees. IGT competes with other potential employers for employees, and may not succeed in hiring and retaining the executives and other employees that it needs. IGT’s loss of or inability to hire key employees could reduce its operational capacity, cause it to lose business opportunities and reduce future profits.

The accounting treatment of the merger will result in future non-cash charges to IGT’s operations.

      IGT will account for the merger as a purchase for financial reporting and accounting purposes, in accordance with the newly issued SFAS No. 141 “Business Combinations.” After the completion of the merger, the results of operations of Anchor will be included in the consolidated financial statements of IGT. The purchase price will be allocated to Anchor’s assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. A portion of the purchase price will also be allocated to identifiable intangible assets with finite lives, which will be amortized by non-cash charges to operations under accounting principles generally accepted in the United States of America. Any excess of the cost over the fair value of the net tangible and identifiable intangible assets of Anchor acquired will be recorded as goodwill. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives will not be amortized but will be evaluated for impairment on an annual basis. IGT will record a non-cash charge to operations if the goodwill or intangible assets with indefinite lives are deemed to be impaired. See “Unaudited Pro Forma Combined Condensed Financial Statements.”

The pro forma financial information presented in this joint proxy statement/prospectus may not reflect the actual combined financial position of the companies.

      Unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the combined condensed financial position or results of operations of future periods or the results that actually would have been realized had Anchor’s results been consolidated with IGT’s during this period. IGT has allocated the total estimated purchase price for the merger on a preliminary basis to assets and liabilities based on IGT’s best estimates of the fair value of these assets and liabilities, with the excess costs over the fair value of the net tangible and identifiable intangible assets acquired allocated to goodwill. IGT’s preliminary allocation of the purchase price does not include an estimate for in-process research and development as it is not estimated to be material. These allocations and the estimated lives of the assets are subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed and the estimated lives of the assets. The impact of these changes on allocations and the estimated lives of the assets could be material.

Any failure of IGT to generate sufficient future cash flow to service the $1.3 billion of debt of the combined company or to refinance this debt on favorable terms could have a negative impact on the financial condition of the combined company.

      As of June 30, 2001, Anchor had total consolidated debt of $406.8 million, consisting of $156.5 million under its senior credit facility, $248.5 million under its 9 7/8% Senior Subordinated Notes, and $1.8 million in equipment financing for one of its subsidiaries. Anchor also has a $100.0 million guarantee of a credit facility for the Pala Band of Mission Indians. See “Risks Relating to Anchor” below in this section. Concurrently with the merger, IGT will refinance Anchor’s obligations under its senior credit facility, which will be repaid in full and terminated. The merger will constitute a “change of control” of Anchor under the indenture governing the 9 7/8% Senior Subordinated Notes. As a result, Anchor will be required within ten days following the merger to make an offer to purchase the notes in cash in an amount equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to the date of the repurchase. IGT will be required to fund any repurchases of the notes required as a result of note holders’ electing to have their notes purchased in the change of control offer. IGT anticipates, however, that the 9 7/8% Senior Subordinated Notes will remain outstanding following the merger as the notes are currently trading at prices in excess of 101% of the principal amount of the notes. The equipment financing and the Pala guarantee will also remain outstanding. As of June 30, 2001, IGT had total consolidated debt of $992.4 million. Based on amounts of outstanding debt as of June 30, 2001, the annual consolidated debt service (principal and interest) for the combined company after the merger would be approximately $105.8 million for fiscal 2002, $105.8 million for fiscal 2003 and $505.8 million for fiscal 2004. IGT’s ability to service the debt of the combined company will depend on its ability to generate cash flow in the future. Any inability to generate sufficient cash flow to service the debt of the combined company or to refinance this debt on favorable terms could have a material adverse effect on the financial condition of the combined company including, without limitation, an event of default or acceleration of all or a portion of the debt.

After the merger, Anchor and its subsidiaries will remain subject to covenant restrictions in Anchor’s indenture, which may restrict the combined company’s ability to raise needed capital.

      The indenture governing Anchor’s 9 7/8% Senior Subordinated Notes contains a number of covenants restricting Anchor and its subsidiaries. Among other things, these covenants restrict their ability to borrow money, pay dividends or distributions, engage in transactions with affiliates, engage in sale-leaseback transactions, effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of their assets, and create liens on their assets. Anchor and its subsidiaries will be required to continue to comply with these covenants after the merger as long as the notes remain outstanding. These covenants may restrict IGT’s and Anchor’s ability to finance future operations or capital needs of the combined company.

Risks Relating to IGT

      By voting in favor of the merger, Anchor stockholders will be choosing to invest in IGT. An investment in IGT common stock involves risk. As a stockholder of Anchor, you should carefully consider the following risk factors relating to an investment in IGT before you decide whether to vote to approve and adopt the merger agreement. You should also consider the other information in this joint proxy statement/ prospectus and the additional information in IGT’s other reports on file with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 103.

Slow growth in new casinos or the rate of replacement of existing gaming machines could reduce future profits.

      Demand for IGT’s products is driven substantially by the replacement of existing gaming machines and the establishment of new gaming jurisdictions and the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming could result in restrictions on or even prohibitions of gaming operations in any jurisdiction. In addition, the rate of growth in the North American marketplace has diminished since the substantial growth experienced in the early 1990s. A continued reduction in growth or in the number of gaming jurisdictions or delays in the opening of new or expanded casinos could reduce the demand for IGT’s products after the merger. IGT has also recently experienced increased demand for replacement machines. Any decrease in this trend would adversely affect IGT’s future profits.

If IGT is unable to continue to effectively compete against its competitors, its profits will decline.

      A decline in the popularity of IGT’s gaming products with players, a lack of success in developing new products or an increase in the popularity of existing or new games of IGT’s competitors could adversely affect IGT’s future profits.

      The popularity of any of IGT’s gaming products may decline over time as consumer preferences change or as IGT’s competitors introduce new, competing games. The gaming industry is intensely competitive, and many of IGT’s competitors have substantial resources and specialize in the development and marketing of their products. If IGT fails to develop games that achieve customer acceptance or if IGT’s existing games become obsolete due to the introduction of popular games by IGT’s competitors, the effects on IGT’s future profits could be material and adverse.

      IGT places its proprietary gaming machines in casinos at no cost to the casinos under short-term arrangements, making these games susceptible to replacement due to pressure from competitors, changes in economic conditions, obsolescence and declining popularity. IGT intends to maintain and expand the number of installed wide-area progressive systems through the enhancement of existing games, the introduction of new games and enhancement of customer service, but these efforts may not be successful.

The events of September 11, 2001 may negatively impact IGT’s future profits.

      Since the September 11, 2001 terrorist attacks, overall levels of business and leisure travel have declined. The reduced level of travel has resulted in decreased gaming play in resort cities such as Las Vegas and Atlantic City. We expect that the reduced gaming activity in these resort markets will negatively impact IGT’s future profits. It is uncertain when and to what extent travel to these resort destinations will return to previous levels.

The gaming industry is highly regulated and failure to comply with, or adverse changes in, these regulations may reduce IGT’s future profits.

      IGT is subject to extensive gaming regulations. Adverse changes in these regulations or findings of non-compliance could negatively affect IGT’s future profits.

      The manufacture, sale and distribution of gaming devices and operation of gaming systems are subject to extensive state laws, regulations of the Nevada Gaming Commission and various other gaming regulatory authorities as well as numerous county and municipal ordinances. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but primarily concern the responsibility, financial stability and character of gaming equipment manufacturers, distributors and operators, as well as persons financially interested or involved in gaming operations. Gaming manufacturers are currently subject to significant state and local taxation. Increases in applicable taxes in any jurisdiction in which IGT operates could have an adverse effect on IGT’s future profits.

      IGT and its licensed gaming subsidiaries must submit detailed financial and operating reports to the various gaming regulatory authorities. If a gaming authority were to determine that a licensee had violated gaming laws, that gaming authority might limit, condition, suspend or revoke, the gaming licenses held by the licensee. In addition to the licensee, IGT and the persons involved could incur substantial fines for each separate violation of the gaming laws at the discretion of each gaming regulatory authority. The limitation, conditioning, suspension or revocation of any gaming license could materially and adversely affect IGT’s future profits and growth.

Any failure by IGT to receive patents on new technology or the infringement of existing IGT patents by others could have a material adverse impact on IGT’s future profits.

      IGT has obtained patents and copyrights with respect to various aspects of IGT’s games and other products, including progressive systems and player tracking systems. These patents include new game designs, bonus and secondary game features, gaming device components, gaming systems and a variety of other aspects of video and electronic slot machines and associated equipment. IGT’s future profits could decline if IGT cannot obtain patents and copyrights to protect its newly developed games and technology or if others infringe its existing patents and copyrights.

The risks associated with IGT’s international operations could reduce IGT’s profits.

      International jurisdictions accounted for approximately 27% of IGT’s total revenue for fiscal 2000 and 19% of IGT’s total revenues for the first nine months of fiscal 2001. IGT expects international revenues to continue to represent a significant portion of total revenue. International product sales are subject to inherent risks, including:

•	variation in local economies,

•	fluctuating exchange rates,

•	greater difficulty in accounts receivable collection,

•	trade barriers, and

•	burdens of complying with a variety of international laws.

      In addition, political and economic instability in foreign countries may slow or limit the development of additional international markets for IGT’s products. Material adverse developments with respect to one or more of these factors could reduce IGT’s future profits.

Risks Relating to Anchor

      By voting in favor of the issuance of shares of IGT common stock to Anchor stockholders, IGT stockholders will be approving IGT’s acquisition of Anchor. As a stockholder of IGT, you should carefully consider the following risk factors relating to the acquisition of Anchor before you decide whether to vote to approve the issuance of shares of IGT common stock to Anchor stockholders. You should also consider the other information in this joint proxy statement/ prospectus and the additional information in Anchor’s other reports on file with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 103.

If Anchor is unable to continue to effectively compete against its competitors, its profits will decline.

      The popularity of any of Anchor’s existing gaming machines may decline over time as consumer preferences change or as Anchor’s competitors introduce new games, and Anchor could fail to develop new games that achieve customer acceptance. If either one of these conditions were to occur, Anchor’s existing and future games could be unable to successfully compete with those of its competitors.

      If Anchor is unable to develop innovative products or systems in the future, or if its current products or systems become obsolete, Anchor may not be able to sustain current revenues with existing customers or generate revenue from new customers. This could reduce Anchor’s future profitability or growth potential.

      Anchor’s strategy of creating recurring revenues from its proprietary games by placing them in casinos under a royalty, revenue participation, fixed daily rental fee or similar arrangement involves a departure from casinos’ traditional practice of purchasing gaming machines. Because Anchor’s pricing methodology includes revenue-sharing arrangements, Anchor is under pressure to reduce the share of revenues it receives. Anchor believes this pressure will increase if consolidation trends in the casino industry continue.

      If the popularity of any of Anchor’s gaming machines were to decline relative to the popularity of competitors’ gaming machines, Anchor might be unable to retain its revenue-sharing model. Additionally, if Anchor’s competitors decide to pursue a revenue-sharing strategy and offer products or terms that are more favorable than Anchor’s, Anchor might be unable to successfully pursue its revenue-sharing strategy.

     Increased competition from existing or new competitors could adversely affect Anchor’s future profits.

      Anchor competes with domestic and foreign manufacturers of gaming equipment and providers of traditional on-line lottery systems, many of whom are larger than Anchor and have access to greater financial resources. If Anchor fails to continually adapt its products to consumer preferences, it might be unable to effectively compete in this industry.

      Anchor’s casinos in Colorado face increasing competition from existing, new and planned casino properties in the immediate vicinity. In particular, in the Black Hawk, Colorado area, a number of competitors have opened large facilities in excellent locations with more available parking and a larger number of gaming machines than Anchor operates, and several more large casinos are in the planning stages. For example, the Black Hawk Hyatt is scheduled to open in December 2001. Anchor expects that the increased competition will have a continued negative effect on its revenues, as well as on costs of gaming operations, including promotions, and costs related to retaining and recruiting employees. Additionally, the completion of a planned new road into Central City, Colorado could negatively affect Anchor’s business in that area by altering existing traffic patterns, thereby making the location of Anchor’s casino less desirable.

      The Pala Casino, which Anchor manages under an agreement with the Pala Band of Mission Indians, operates in a very competitive environment. There are nine operating casinos in the San Diego area alone, many of which are expanding, upgrading or building entirely new facilities.

      Anchor’s most significant route operations are in southern Nevada, an area which has recently experienced significant population growth. Anchor cannot be certain that this growth trend will continue. If it does not continue, or if Anchor faces increased competition from expanding grocery store chains and local casinos, the profitability of Anchor’s route operations could decline.

      Anchor’s on-line lottery business faces competition from other on-line lottery system providers, instant lottery ticket manufacturers and other competitors, some of whom have substantially greater financial resources than Anchor. Anchor acquires on-line lottery business through contracts with state lottery authorities, which award these contracts through a competitive bidding process. If Anchor is not successful in obtaining or maintaining contracts with state lottery authorities, the future profits of its on-line lottery business could decline.

     Changes in gaming regulations or findings of non-compliance could increase Anchor’s operating costs.

      Anchor is subject to extensive gaming regulations. Changes in these regulations or findings of non-compliance could increase Anchor’s operating costs.

      The majority of gaming jurisdictions require the testing and approval of the gaming machines that Anchor manufactures or supplies. If regulatory authorities do not approve Anchor’s new game submissions, or if games currently approved do not continue to meet new standards imposed by changes to any gaming laws or regulations, Anchor’s cost of operations could materially increase.

      Anchor sometimes manufactures games pending regulatory approval, which subjects Anchor to the risk of having to either retrofit or abandon games upon noncompliance with or modification of gaming laws and regulations. If games do not receive regulatory approval, costs incurred in their manufacture would result in additional expense.

      In the United States and many other countries, wagering and lotteries must be expressly authorized by law. Once authorized, the wagering industry and the operations of lotteries are subject to extensive and evolving governmental regulation. If additional jurisdictions do not approve the operation of gaming machines, on-line lottery systems, pari-mutuel wagering systems, video lottery or other forms of wagering or lottery systems or if those jurisdictions that currently permit these wagering and lottery activities do not continue to permit these activities, Anchor’s future profits may decline.

Anchor’s reliance on third-party suppliers and contract manufacturers could negatively affect its operating margins.

      The use of outside vendors, some of which are Anchor’s competitors, to manufacture a significant portion of Anchor’s proprietary gaming machines and parts may limit Anchor’s ability to develop machines at costs that will result in acceptable operating margins. The inability to obtain gaming machines and components, production parts and replacement parts on reasonable terms would adversely affect Anchor’s operating margins. In addition, the inability to obtain these components and parts on a timely basis may hinder Anchor’s ability to introduce new gaming machines on schedule, which would delay the receipt of revenue from the games.

The value of Anchor’s intellectual property could be significantly reduced if Anchor is unable to protect its intellectual property and proprietary information.

      Anchor’s success depends, in part, on protecting its intellectual property, which includes patents and trademarks, as well as proprietary or confidential information that is not subject to patent or similar protection. Competitors may independently develop similar or superior products, software, systems or business models. A competitor’s independent development may, in the case of Anchor’s intellectual property that is not protected by an enforceable patent or similar protection, result in a significant reduction in the value of Anchor’s intellectual property.

      Anchor may be unable to protect its intellectual property and unauthorized third parties may try to copy Anchor’s products, business models or systems and use Anchor’s confidential information to develop competing products.

      A finding that Anchor’s business activities or products infringe upon the proprietary rights of others, or assertions by other parties of infringement claims against Anchor, could subject Anchor to significant liability for damages and could result in invalidation of Anchor’s proprietary rights, distract management, and require Anchor to enter into costly and burdensome royalty and licensing agreements. These royalty and licensing agreements, if required, may not be available on terms acceptable to Anchor, or may not be available at all. Anchor may also need to file lawsuits to defend the validity of its intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

      Anchor also relies on technologies that it licenses from third parties. These third-party licenses may not continue to be available to Anchor on commercially reasonable terms.

      Anchor also generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to, and the distribution of, Anchor product designs, documentation and other proprietary information, as well as the designs, documentation and other information Anchor licenses from others. Anchor also may take other steps to protect these rights and information. Despite Anchor’s efforts to protect these proprietary rights, unauthorized parties may copy, develop independently or otherwise obtain and use Anchor’s products or technology.

     The events of September 11, 2001 may negatively impact Anchor’s future revenues and profits.

      Since the September 11, 2001 terrorist attacks, overall levels of business and leisure travel have declined. The reduced level of travel has resulted in decreased gaming play in gaming resort cities such as Las Vegas and Atlantic City. We expect that the reduced gaming activity in these resort markets will negatively impact Anchor’s short-term revenues and profits, particularly in the gaming machines segment. It is uncertain when and to what extent travel to these resort destinations will return to previous levels.

Anchor’s failure to obtain new or extended lottery contracts or to meet the stringent requirements of these contracts could result in an increase in operating costs and a decline in profits.

      Anchor conducts lottery operations under contracts with state lottery authorities that are renewable at the option of the lottery authority. Upon the expiration of a lottery contract, lottery authorities usually award the new contract through a competitive bidding process. Anchor’s Minnesota lottery contract, which represents approximately 7% of Anchor’s fiscal 2001 revenues from on-line lottery operations, is Anchor’s only lottery contract that is scheduled to expire or reach an optional extension date during the next three years. If Anchor is unable to obtain an extension of this or its other current lottery contracts prior to their expiration, or fails to obtain new lottery contracts, future profits from Anchor’s lottery operations may decrease. See also “— Pending litigation may result in adverse determinations against Anchor” for a discussion of litigation risks relating to Anchor’s lottery operations.

      In addition, lottery contracts to which Anchor is a party frequently contain exacting implementation schedules and performance requirements. If Anchor fails to meet these schedules and requirements, Anchor could be subject to substantial contractual liquidated damages claims, some as high as $1.0 million per day, as well as possible contract termination. Anchor’s lottery contracts also generally require Anchor to post performance bonds securing Anchor’s performance under the contracts, which in some cases may be substantial. Any failure by Anchor to perform under any of these contracts could result in an obligation to pay significant damages, which would result in substantial costs and diversion of Anchor’s resources.

Anchor has obligations under agreements with the Pala Band of Mission Indians that subject it to joint venture and sovereign immunity risks.

      In September 1999, Anchor entered into agreements with the Pala Band of Mission Indians to develop and manage a casino in northern San Diego County, California. As part of Anchor’s development and management agreements with the Pala tribe, Anchor has agreed to guarantee the tribe’s $100.0 million credit facility. If the casino is not successful, Anchor may incur substantial expense in meeting this guarantee obligation. Anchor cannot predict the long-term profitability of the Pala Casino.

      Anchor’s development and management agreements with regard to the Pala Casino are with the sovereign nation of the Pala Band of Mission Indians. Thus, the contract may not be an enforceable legal obligation, and in the event the Pala tribe were to default under the development and management agreements, Anchor’s legal recourse may be inadequate to cover its damages.

      The term of Anchor’s management agreement with the Pala tribe is seven years from the opening date of the Pala Casino, which was April 3, 2001. Anchor will lose this source of revenues after seven years unless it is able to obtain an extension of the management agreement.

Adverse determinations in pending litigation could result in substantial financial and operational costs to Anchor.

      At present, Anchor is a party to pending litigation matters with GTECH Holdings Corporation (action by GTECH challenging the validity of Anchor’s lottery contract with the State of Florida and the

Florida Department of Lottery) and Acres Gaming (action against Acres alleging infringement of Anchor’s secondary-events patents and related counterclaim by Acres). These matters are more fully described in the section “Legal Proceedings” in Anchor’s Annual Report on Form 10-K for the year ended June 30, 2001. If Anchor does not achieve favorable results in any existing or future litigation, the costs to Anchor could be substantial both financially and operationally.

Seasons and weather conditions may affect Anchor’s profitability.

      The second quarter of Anchor’s fiscal year, which includes the months of October, November and December, generally produces lower levels of profitability than other quarters, because of a lack of tourist traffic during those months in most of the markets in which Anchor operates. Anchor’s business during the winter months could also face the additional negative effects of inclement weather and accompanying poor road conditions, which would make it more difficult for customers to travel to Anchor’s Colorado casinos.

THE SPECIAL MEETINGS

      IGT and Anchor are furnishing this joint proxy statement/prospectus in connection with the solicitation of proxies from IGT common stockholders by the IGT board of directors for use at the IGT stockholders’ meeting and from Anchor common stockholders by the Anchor board of directors for use at the Anchor stockholders’ meeting.

Times and Places; Purposes

      IGT: The IGT special meeting of stockholders will be held at [place], on [     , at     a.m./p.m.] local time. The purpose of the IGT special meeting is to consider and vote upon the following matters:

•	a proposal to approve the issuance of shares of IGT common stock in the merger;

•	a proposal to amend the International Game Technology 1993 Stock Option Plan to increase by 900,000 the number of shares of IGT common stock available for issuance under the stock option plan; and

•	to transact any other business which properly comes before the meeting or any adjournment or postponement of the meeting.

      Anchor: The Anchor special meeting of stockholders will be held at 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, on [     , at     a.m./p.m.] local time. The purpose of the Anchor special meeting is to consider and vote upon the following matters:

•	a proposal to approve and adopt the merger agreement which will constitute approval of the merger and the other transactions contemplated by the merger agreement; and

•	to transact any other business which properly comes before the meeting or any adjournment or postponement of the meeting.

Record Dates; Voting Rights

      IGT. Only holders of IGT common stock at the close of business on           are entitled to receive notice of and to vote at the IGT special meeting. At the close of business on           , there were           shares of IGT common stock outstanding, held by approximately      holders of record. Each holder of record, as of the record date, of shares of IGT common stock is entitled to cast one vote per share at the IGT special meeting.

      Anchor. Only holders of Anchor common stock at the close of business on           are entitled to receive notice of and to vote at the special meeting. At the close of business on           , there were           shares of Anchor common stock outstanding, held by approximately      holders of record. Each holder of record, as of the record date, of shares of Anchor common stock is entitled to cast one vote per share at the Anchor special meeting.

Quorum

      IGT. The presence in person or by proxy of the holders of a majority of the shares of IGT common stock outstanding and entitled to vote on           will constitute a quorum for the transaction of business at the special meeting in accordance with the rules of the New York Stock Exchange. The shares of IGT common stock present at the special meeting that abstain from voting or that are the subject of broker non-votes will be included for the purpose of determining a quorum. If a quorum is not present, the special meeting may be adjourned from time to time without further notice, if the time and place of the adjourned meeting are announced at the meeting, until a quorum is obtained.

      Anchor. The presence in person or by proxy of the holders of a majority of the shares of Anchor common stock outstanding and entitled to vote on           will constitute a quorum for the transaction of business at the special meeting in accordance with Anchor’s bylaws. The shares of Anchor common stock present at the special meeting that abstain from voting or that are the subject of broker non-votes will be included for the purpose of determining a quorum. If a quorum is not present, the special meeting may be adjourned from time to time without further notice, if the time and place of the adjourned meeting are announced at the meeting, until a quorum is obtained.

Vote Required

      IGT. The rules governing companies listed on the New York Stock Exchange require companies to obtain stockholder approval before issuing additional shares of common stock in connection with an acquisition if the number of additional shares proposed to be issued, including assumed stock options, exceeds 20% of the shares outstanding before the issuance. The number of IGT shares to be issued or issuable in connection with the merger will exceed 20% of IGT’s currently outstanding shares of common stock assuming an exchange ratio of one-for-one in the merger. Consequently, IGT is seeking its stockholders’ approval of the issuance of IGT common stock in the merger. Under the rules of the New York Stock Exchange, approval of the issuance requires the affirmative vote of the holders of a majority of the votes cast at the IGT stockholders’ meeting in person or by proxy. In addition, approval and adoption of the stock option plan amendment also requires the affirmative vote of the holders of a majority of the votes cast at the IGT stockholders’ meeting in person or by proxy. Abstentions and broker non-votes will not count as votes cast for purposes of determining whether either proposal has been approved. A broker non-vote occurs when a nominee holding stock for a beneficial owner does not vote on a particular matter because the nominee lacks discretionary voting power with respect to the matter and has not received voting instructions from the beneficial owner. Similarly, any shares of IGT common stock held by an IGT stockholder who fails to vote electronically or by telephone, return a proxy or attend the special meeting to vote in person, will not count for the purpose of approving or rejecting either proposal. The IGT board urges you to vote electronically via the Internet or by telephone or to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

      Anchor. Approval and adoption of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the Anchor common stock outstanding on the record date. Abstentions will have the same effect as votes against the merger proposal. Broker non-votes will not count as votes cast, but, like abstentions, will have the same effect as votes against the merger proposal. Similarly, the failure of an Anchor stockholder to vote electronically or by telephone, if instructions for doing so are included with the proxy card, return a proxy or attend the special meeting to vote in person will have the same effect as a vote against the merger proposal. The Anchor board urges you to vote electronically or by telephone, if possible, or to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

Proxies

      IGT. The IGT board is soliciting proxies for the IGT special stockholders’ meeting to enable its stockholders to vote upon the IGT merger proposal, whether or not they attend the IGT special meeting. All shares of IGT common stock represented by proxies properly received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxies. If a stockholder delivers a signed proxy to IGT without indicating any voting instructions on it, the shares represented by that proxy will be voted in favor of the IGT merger proposal.

      In accordance with subsection 2(b) of Section 78.355 of the Nevada General Corporation Law, if you are an IGT stockholder of record, you may grant a proxy to vote your shares of IGT common stock in the stockholders’ meeting electronically via the Internet, by going to http://proxy.shareholder.com/ or by telephone, by calling 1-800-       -          and following the simple recorded instructions, twenty-four hours a day, seven days a week at any time prior to 11:59 P.M. Eastern Time the day before the stockholders’ meeting date. You will be required to provide your control number contained on your proxy card. You will then be asked to complete an electronic proxy card. The votes represented by the electronic proxy card will be generated on the computer screen and you will be prompted to submit or revise them as desired. If you hold shares of IGT common stock in an account at a brokerage firm your proxy card may contain instructions from your broker that allow you to vote your shares using the Internet or by telephone. Any stockholder giving a proxy via the Internet, by telephone or by mailing a proxy card may revoke it at any time before it is voted. A stockholder may revoke a proxy, or change the votes reflected on a proxy, by:

•	submitting an alternative proxy via the Internet or by telephone on any subsequent day prior to 11:59 P.M. Eastern Time the day before the IGT stockholders’ meeting;

•	submitting, including by telecopy, a written notice of revocation bearing a later date than the date of the proxy to the Secretary of IGT, before the vote is taken at the special meeting;

•	submitting a properly executed later-dated proxy relating to the same shares; or

•	attending the special meeting and voting in person.

      To vote in person at the IGT special meeting, you must attend the meeting and cast your votes in accordance with the voting procedures established for the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy. You must send any written notice of revocation or subsequent proxy so that it arrives at or before the vote is taken at the IGT special meeting at:

International Game Technology
9295 Prototype Drive
Reno, Nevada 89511-0580
Facsimile: (775) 448-0120
Phone: (775) 448-7777
Attention: Secretary

      Stockholders who require assistance in changing or revoking a proxy should contact IGT’s Secretary at the address or phone number provided above.

      IGT stockholders should not send in any stock certificates with their proxy cards. IGT stockholders will continue to own their shares of IGT common stock after the merger and should continue to hold their stock certificates.

      Anchor. The Anchor board is soliciting proxies for the Anchor special stockholders’ meeting to enable its stockholders to vote upon the Anchor merger proposal, whether or not they attend the Anchor special meeting. All shares of Anchor common stock represented by proxies properly received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxies. If a stockholder delivers a signed proxy to Anchor without indicating any voting instructions on it, the shares represented by that proxy will be voted in favor of the Anchor merger proposal.

      If you hold shares of Anchor common stock in an account at a brokerage firm, your proxy card may contain instructions from your broker that allow you to vote your shares using the Internet or by telephone. Any stockholder giving a proxy via the Internet, by telephone or by mailing a proxy card may revoke it at any time before it is voted. A stockholder may revoke a proxy, or change the votes reflected on a proxy:

•	by voting electronically via the Internet or by telephone on a subsequent date in accordance with instructions, if any, for doing so provided with your proxy card,

•	by delivering a signed revocation or a subsequently dated, signed proxy card to the corporate Secretary of Anchor before the stockholder meeting, or

•	by attending the stockholder meeting and voting in person.

      To vote in person at the Anchor special meeting, you must attend the meeting and cast your votes in accordance with the voting procedures established for the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy. You must send any written notice of revocation or subsequent proxy so that it arrives at or before the vote is taken at the Anchor special meeting at:

Anchor Gaming
815 Pilot Road, Suite G
Las Vegas, Nevada 89119
Facsimile: (702) 896-6992
Phone: (702) 896-7568
Attention: Secretary

      Stockholders who require assistance in changing or revoking a proxy should contact Anchor’s Secretary at the address or phone number provided above.

      Anchor stockholders should not send in any stock certificates with their proxy cards. A letter of transmittal with instructions for the surrender of certificates representing Anchor common stock will be mailed to Anchor stockholders as soon as practicable after the effective time of the merger.

Solicitation of Proxies

      IGT and Anchor will each bear the cost of proxy solicitation for their respective stockholders’ meetings, including the reasonable expenses of brokers, fiduciaries and other nominees in forwarding solicitation material to beneficial owners. In addition to solicitation by mail, directors, officers and employees of IGT and Anchor may solicit proxies personally or by telephone, facsimile transmission or otherwise. IGT and Anchor will not pay additional compensation to these directors, officers and employees for their solicitation but may reimburse them for out-of-pocket expenses. IGT and Anchor expect to incur nominal expenses, if any, to engage in this solicitation. IGT has retained D.F. King & Co., Inc. at an estimated cost of approximately $20,000, plus reimbursement of out-of-pocket expenses, to assist in solicitation of proxies for both the IGT stockholders’ meeting and Anchor stockholders’ meeting. IGT and Anchor will make arrangements with brokerage houses and other custodians, nominees, fiduciaries and stockholders of record to forward proxy solicitation materials to the beneficial owners of the stock held of record by those persons. IGT may reimburse the solicitor for reasonable out-of-pocket expenses.

Share Ownership of Management

      IGT. At the close of business on October 29, 2001, directors and executive officers of IGT and their affiliates beneficially owned and were entitled to vote an aggregate of approximately 2,542,486 shares or approximately 3.5% of the IGT common stock then outstanding, excluding shares issuable pursuant to options for IGT common stock. See “Beneficial Ownership of IGT Common Stock” and “The Merger — Interests of Key Persons in the Merger.”

      Anchor. At the close of business on October 29, 2001, directors and executive officers of Anchor and their affiliates beneficially owned and were entitled to vote an aggregate of 255,000 shares or approximately 1.7% of the Anchor common stock then outstanding, excluding shares issuable pursuant to options for Anchor common stock. See “Beneficial Ownership of Anchor Common Stock” and “The Merger — Interests of Key Persons in the Merger.” Two directors and executive officers, who, as of the close of business on October 29, 2001, collectively beneficially own approximately 1.6% of the outstanding Anchor common stock, excluding shares issuable pursuant to options, have entered into voting agreements with IGT in which they agree, among other things, to be present at the Anchor special meeting and to vote for the Anchor merger proposal. The voting agreements are described in more detail under the heading “Terms of the Merger Agreement and Related Agreements — Voting Agreements.”

INFORMATION ABOUT IGT

      IGT is a world leader in the design, development, and manufacture of computerized casino gaming products and the operation of proprietary gaming systems. It was the first to develop computerized video gaming machines, and currently offers the largest variety of gaming machines in this market segment. Since its founding in 1980, IGT has principally served the casino gaming industry in the United States. In 1986, IGT began expanding its business internationally, and in addition to its production in the United States, currently manufactures its gaming products in the United Kingdom and through a third-party manufacturer in Japan. IGT also maintains sales offices in selected legalized gaming jurisdictions globally, including Australia, Argentina, New Zealand, Peru, South Africa, The Netherlands, Japan and England. IGT also maintains a service office in Brazil. IGT provides gaming products in every significant legalized gaming jurisdiction in the world.

BENEFICIAL OWNERSHIP OF IGT COMMON STOCK

      The following table sets forth, as of October 29, 2001 (unless otherwise noted), the beneficial ownership of each director, each executive officer, the directors and executive officers as a group, and each stockholder known to management to own beneficially more than 5% of the common stock.

	Number of Shares	Percentage
Name and Address of Beneficial Owner(1)	Beneficially Owned	of Class

Private Capital Management, Inc. and affiliates(2)	5,284,728	7.3%
FMR Corp.(3)	4,797,015	6.6%
Charles N. Mathewson(4)	2,700,226	3.7%
G. Thomas Baker(5)	606,642	*
Robert A. Bittman(6)	37,186	*
Anthony Ciorciari(7)	77,989	*
Maureen Mullarkey(8)	62,544	*
Wilbur K. Keating(9)	28,718	*
Robert Miller(10)	5,334	*
Frederick B. Rentschler	18,500	*
Robert M. McMonigle(11)	0	*
All executive officers and directors as a group (12 persons)(12)	3,571,156	4.8%

*	Less than 1%

(1)	Unless otherwise noted, and subject to community property laws, where applicable, the individuals in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for each listed director and executive officer is c/o International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511.

(2)	Number of Shares Beneficially Owned and Percentage of Class information and the information in this footnote derived from Amendment No. 2 to Schedule 13G, reporting information as of December 31, 2000 and filed February 14, 2001. Bruce S. Sherman is Chairman and Gregg J. Powers is President of Private Capital Management, Inc. (“PCM”), which beneficially owns 5,028,453 shares of IGT common stock. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM’s clients and managed by PCM. Messrs. Sherman and Powers are also general partners of SPS Partners, LP, the investment advisor to the Entrepreneurial Value Fund, L.P. (“EVF”). In this capacity, Messrs. Sherman and Powers exercise shared dispositive and voting powers over 200,000 shares held by EVF. Mr. Sherman has sole or shared voting power over a total of 5,284,728 shares and Mr. Powers has sole or shared voting power over a total of 5,228,453 shares of common stock. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by EVF and by

PCM’s clients and disclaim the existence of a group. The business address of PCM and Messrs. Sherman and Powers is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

(3)	Number of Shares Beneficially Owned and Percentage of Class information derived from Schedule 13G, reporting information as of December 31, 2000 and filed February 14, 2001. FMR Corp.’s business address is 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and Abigail P. Johnson are natural persons each having sole dispositive power over 4,797,015 of these shares and Edward C. Johnson 3d individually has sole voting power over 1,228,360 of these shares.

(4)	Includes 394,123 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(5)	Includes 477,282 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(6)	Includes 7,186 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(7)	Includes 30,100 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(8)	Includes 58,772 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(9)	Includes 24,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(10)	Includes 5,334 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(11)	Mr. McMonigle ceased to serve as an executive officer as of October 1, 2001.

(12)	Includes 1,028,670 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

INFORMATION ABOUT ANCHOR

      Anchor is a diversified, global gaming company. Anchor operates principally in three business segments: gaming machines, gaming operations and gaming systems. Anchor has equipment and systems operating in the United States, Canada, Asia, Australia, Europe, South America, South Africa and the West Indies. Anchor designs, develops and distributes proprietary gaming machines, operates two casinos in Colorado and slot machine routes in Nevada and holds an approximately 68% interest in the development contract and seven-year management contract to develop and manage a California Native American casino that opened in April 2001. Anchor designs, manufactures and sells video gaming machines and central control systems in addition to designing, manufacturing, selling, installing and operating online lottery systems and computerized pari-mutual wagering systems.

BENEFICIAL OWNERSHIP OF ANCHOR COMMON STOCK

      The following table sets forth, as of October 29, 2001 (unless otherwise noted), the beneficial ownership of each director, each executive officer, the directors and executive officers as a group, and each stockholder known to management to own beneficially more than 5% of the common stock.

	Number of Shares	Percentage
Name and Address of Beneficial Owner(1)	Beneficially Owned	of Class

Liberty Wanger Asset Management, L.P.(2)	1,390,000	9.3%
State Street Research & Management Company(3)	907,400	6.1%
Thomas J. Matthews(4)	349,500	2.4%
David D. Johnson(5)	59,500	*
Joseph Murphy(6)	332,500	2.2%
Geoffrey A. Sage(7)	77,000	*
Christer S.T. Roman(8)	22,800	*
Stuart D. Beath(9)	17,500	*
Glen J. Hettinger(10)	22,500	*
Richard R. Burt(11)	17,500	*
All executive officers and directors as a group (8 persons)(12)(13)	898,800	6.0%

*	Less than 1%

(1)	Unless otherwise noted, and subject to community property laws, where applicable, the individuals in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for each listed director and executive officer other than Mr. Burt is c/o Anchor Gaming, 815 Pilot Rd., Suite G, Las Vegas, Nevada 89119. Mr. Burt’s address is 1275 Pennsylvania Avenue NW, 10th Floor, Washington, DC 20004.

(2)	Number of Shares Beneficially Owned and Percentage of Class information derived from Schedule 13F, reporting information as of June 30, 2001. WAM Acquisition GP, Inc., the general partner of Liberty Wanger, shares voting and dispositive power over these shares. Liberty Acorn Trust, a discretionary client of Liberty Wanger, shares voting and dispositive power over 1,000,000 of these shares. According to the Form ADV filed by Liberty Wanger with the SEC, Ralph Wanger, Lindsay Cook and Bruce Lauer are natural persons who are controlling persons of Liberty Wanger and, as such, may be deemed to beneficially own the shares beneficially owned by Liberty Wanger. Liberty Wanger’s business address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(3)	Number of Shares Beneficially Owned and Percentage of Class information derived from Schedule 13F, reporting information as of June 30, 2001. According to the Form ADV filed by State Street Research with the SEC, James Weiss, Gerard Maus, Francis McNamara, Richard Davis, James Pannell, Christopher Abbott, Kevin Wilkins, Mark Marinella and Dan Strelow are natural persons who are controlling persons of State Street Research and, as such, may be deemed to beneficially own the shares beneficially owned by State Street Research. State Street Research’s business address is One Financial Center, 30th Floor, Boston, Massachusetts 02111.

(4)	Includes 100,000 shares of restricted stock, 35,000 of which are vested or will be vested within the next 60 days and 65,000 of which remain subject to vesting under the terms of a restricted stock agreement, and 219,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days. Includes 30,000 shares with respect to which Mr. Matthews shares voting and dispositive powers with his wife.

(5)	Includes 10,000 shares of restricted stock, 3,500 of which are vested or will be vested within the next 60 days and 6,500 of which remain subject to vesting under the terms of a restricted stock agreement, and 49,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(6)	Includes 100,000 shares of restricted stock, 35,000 of which are vested or will be vested within the next 60 days and 65,000 of which remain subject to vesting under the terms of a restricted stock agreement and 227,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days. Includes 5,000 shares with respect to which Mr. Murphy shares voting and dispositive powers with his wife.

(7)	Includes 10,000 shares of restricted stock, 3,500 of which are vested or will be vested within the next 60 days and 6,500 of which remain subject to vesting under the terms of a restricted stock agreement and 67,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(8)	Includes 22,800 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(9)	Includes 17,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(10)	Includes 22,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(11)	Includes 17,500 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(12)	Includes 220,000 shares of restricted stock, 77,000 of which are vested or will be vested within the next 60 days and 143,000 of which remain subject to vesting under the terms of restricted stock agreements and 643,800 shares that may be acquired upon the exercise of options exercisable within the next 60 days.

(13)	In addition to the shares beneficially owned by the named directors and officers as of October 29, 2001, an aggregate of 656,000 unvested options owned by the named directors and officers will vest immediately upon a change in control, assuming no options vest after September 30, 2001 and before the completion of the merger. Upon a change in control, assuming no options vest after September 30, 2001 and before the completion of the merger, (a) 156,000 unvested options owned by Thomas J. Matthews will vest immediately; (b) 65,500 unvested options owned by David D. Johnson will vest immediately; (c) 156,000 unvested options owned by Joseph Murphy will vest immediately; (d) 105,500 unvested options owned by Geoffrey A. Sage will vest immediately; (e) 45,500 unvested options owned by Christer S. T. Roman will vest immediately; (f) 32,500 unvested options owned by Stuart D. Beath will vest immediately; (g) 62,500 unvested options owned by Glen J. Hettinger will vest immediately; and (h) 32,500 unvested options owned by Richard R. Burt will vest immediately.

THE MERGER

Background of the Merger

      IGT and Anchor have been joint venture partners in developing casino games, most notably Wheel of Fortune® and I Dream of Jeannie™, since 1996. The joint venture working relationship led to several discussions of strategic transactions between senior management and executive officers of IGT and Anchor. The material contacts and discussions between IGT and Anchor since November 1998 with respect to a merger, consolidation, acquisition, tender offer, election of directors or sale of substantial assets are summarized below. All of the exchange ratios and share amounts discussed below have been adjusted to reflect the two-for-one stock split effected by Anchor in November 2000.

      During early November 1998, Charles N. Mathewson, Chairman of the Board of IGT, and Stanley E. Fulton, former Chairman of the Board of Anchor, discussed a possible business combination between IGT and Anchor. On November 6, 1998, Mr. Mathewson and a representative of O’Melveny & Myers LLP, IGT’s counsel, and Mr. Fulton and a representative of Hughes & Luce, LLP, Anchor’s counsel, met in Indian Wells, California to discuss a possible business combination of the two companies. On November 9, 1998, IGT’s counsel sent a draft of a proposed merger agreement to Anchor’s counsel. The agreement reflected a proposed stock-for-stock merger with a fixed exchange ratio of one share of IGT stock for each share of Anchor stock. Anchor’s counsel responded to IGT’s counsel with written comments to the draft merger agreement on November 11, 1998, and IGT’s counsel and Anchor’s counsel discussed the matters raised by the written comments on the same day. On November 14, 1998, IGT’s counsel sent a revised draft of the merger agreement to Anchor’s counsel. On November 16, 1998, Anchor’s counsel provided IGT’s counsel with a memorandum commenting on the revised draft of the merger agreement. Anchor’s counsel conveyed more detailed written comments to the revised draft merger agreement to IGT’s counsel on November 17, 1998.

      On November 17, 1998, IGT sent a list of items that IGT desired to review in connection with its due diligence examination of Anchor. Shortly thereafter, Anchor sent a list of items that Anchor desired to review in connection with its due diligence examination of IGT. Materials in response to the requests for information were exchanged.

      On November 18, 1998, IGT’s counsel and Anchor’s counsel held a conference call to discuss IGT’s November 14, 1998 draft of the merger agreement and Anchor’s comments conveyed on November 17, 1998. On November 19, 1998, Anchor retained Merrill Lynch to act as its financial advisor in connection with the proposed transaction.

      On November 19 and 20, 1998, Mr. Fulton and Mr. Mathewson met with representatives of IGT’s counsel and Anchor’s counsel to discuss the terms of the merger agreement. On November 20, 1998, Anchor and IGT executed mutual confidentiality and standstill agreements.

      On November 23, 1998, Anchor held a board meeting at which the state of negotiations between IGT and Anchor was discussed. On November 24, 1998, IGT’s counsel and Anchor’s counsel held a conference call to discuss issues arising out of the Anchor board meeting and IGT’s most recent draft of the merger agreement. On November 24, 1998, IGT’s counsel sent to Anchor’s counsel a revised draft of the merger agreement. On November 30, 1998, Anchor’s counsel responded to the revised draft merger agreement in writing. Mr. Mathewson and Mr. Fulton met shortly thereafter and Mr. Mathewson proposed that the exchange ratio should be lowered to something less than one share of IGT stock for each share of Anchor stock.

      On December 8, 1998, the IGT board of directors met and discussed the status of discussions with Anchor. The board authorized the continuation of negotiations. Anchor, after considering IGT’s proposal to lower the exchange ratio, determined not to proceed and discussions terminated. IGT and Anchor later confirmed to each other that they had destroyed all confidential information that they had exchanged pursuant to the then existing confidentiality agreements.

      In late December 1999 and January 2000, Mr. Mathewson and Mr. Fulton again had discussions about the possibility of a business combination. In January of 2000, IGT and Anchor signed mutual confidentiality agreements. These discussions terminated before a draft agreement was exchanged.

      In June 2000, Mr. Fulton contacted Mr. Mathewson to determine whether IGT had any interest in a merger transaction that would have a cash component for Anchor stockholders. Mr. Mathewson and Mr. Fulton had several conversations over the next several days exploring this possible transaction. On June 21, 2000, IGT and Anchor signed mutual confidentiality agreements and began to exchange due diligence materials. IGT and Anchor commenced due diligence reviews and Mr. Mathewson and Mr. Fulton continued to discuss the terms of a possible business combination.

      On July 27, 2000, IGT’s counsel sent a draft merger agreement to Anchor’s counsel. IGT proposed that Anchor consider a stock-for-stock transaction that included a cash election feature. Under the proposed transaction, each share of Anchor stock would be exchanged for one share of IGT stock or, at the election of the stockholders of Anchor, $30.00 per share of Anchor common stock, provided that the aggregate number of Anchor shares that could be converted into cash could not exceed 49% of the outstanding shares of Anchor common stock. On August 2, 2000, Anchor held a board meeting at which the terms of the proposed transaction were discussed. On that same date, Mr. Fulton, Thomas J. Matthews, then Chief Executive Officer of Anchor, and a representative of Anchor’s counsel met with Mr. Mathewson to discuss the proposed terms of the transaction. The results of that discussion were reported to the board of directors of Anchor, and the board of directors determined not to pursue a transaction with IGT at that time.

      In mid-August 2000, Anchor began discussions with Mr. Fulton about the possibility of purchasing the Fulton family’s Anchor stock. Mr. Fulton and members of his family owned at that time approximately 44% of the outstanding shares of Anchor common stock. On August 29, 2000, Anchor retained Dresdner Kleinwort Wasserstein (“DrKW”) to act as its financial advisor in connection with the proposed transaction. On September 25, 2000, Anchor announced that it had executed an agreement with Mr. Fulton and members of his family to acquire 9,192,400 shares of Anchor stock owned by the Fultons for a purchase price of $33.30 per share. This transaction closed on October 17, 2000. In connection with the transaction, Mr. Fulton retired from his position as Chairman of the Board, and Mr. Fulton and his son and daughter resigned their positions on Anchor’s board of directors. Also, in connection with the Fulton transaction, Mr. Matthews was appointed Chairman of the Board.

      In early January 2001, G. Thomas Baker, IGT’s Chief Executive Officer, contacted Mr. Matthews about the possibility of a business combination. On January 12, 2001, IGT and Anchor signed mutual confidentiality agreements. These discussions terminated when the parties could not reach an agreement on the terms for a proposed transaction.

      On May 3, 2001, Mr. Baker again approached Mr. Matthews about the possibility of a business combination involving a stock-for-stock merger. On May 4, 2001, the board of directors of Anchor met and determined not to pursue a transaction at that time, but encouraged Mr. Matthews to maintain the dialogue with IGT.

      On June 21, 2001, Mr. Baker again approached Mr. Matthews about the possibility of a business combination involving a stock-for-stock merger. On the same date, IGT and Anchor signed mutual confidentiality agreements. Anchor and IGT subsequently exchanged financial and legal due diligence materials.

      On June 28, 2001, Mr. Mathewson, Mr. Baker, Maureen Mullarkey, Senior Vice President of Finance and Chief Financial Officer of IGT, and Eric Vetter, Director of Finance for IGT, met with Mr. Matthews and Joseph Murphy, Anchor’s Chief Operating Officer — Gaming Operations, and Geoff Sage, Anchor’s Chief Financial Officer, to discuss the terms of a possible transaction. Mr. Matthews told the representatives of IGT that price protection for Anchor stockholders and representation on the IGT board of directors for Anchor would be important factors in the negotiations. IGT proposed a stock-for-stock merger with an exchange ratio of one share of IGT common stock for each share of Anchor common stock. On that same date, June 28, IGT’s counsel and Anchor’s counsel discussed the structure of the proposed transaction, and IGT proposed to send a draft merger agreement to Anchor for its consideration. Also on that date, IGT requested additional due diligence items from Anchor, and Anchor began to send the requested items to IGT.

      On June 29, 2001, Anchor held a board meeting. Mr. Matthews presented to the board the material terms of the IGT proposal. The board of directors of Anchor authorized the executive officers of Anchor to pursue negotiation of a transaction with IGT.

      On July 1, 2001, IGT sent Anchor a draft merger agreement for the proposed transaction. The proposed agreement provided for a fixed exchange ratio, but the ratio was not specified. On July 2, 2001, Anchor requested due diligence items from IGT, and IGT began to send the requested items to Anchor. On July 3, 2001, Anchor held a board meeting to discuss the draft of merger agreement. On July 3, 2001, Anchor’s counsel sent written comments on the draft merger agreement to IGT’s counsel.

      On July 4, 2001, IGT sent Mr. Matthews and Mr. Murphy drafts of proposed employment agreements. IGT advised Anchor that the execution of the employment agreements by Thomas J. Matthews and Joseph Murphy would be a condition to the obligation of IGT to close the transaction.

      On July 5, 2001, IGT sent Anchor a revised draft of the merger agreement. On that date, the board of directors of Anchor met to discuss the status of the merger negotiations, due diligence, and the fairness analysis being conducted by DrKW, which continued to act as Anchor’s financial advisor in connection with the proposed transaction. The parties had continued to discuss alternatives to a fixed exchange ratio and the principal element discussed in the board meeting was IGT’s proposal that the exchange ratio have a “collar,” which would afford price protection to Anchor stockholders if there were a decline in the price of IGT stock before the transaction closed but which limited the amount of stock Anchor stockholders would receive if there were an increase above a specified level in the price of IGT stock before the transaction closed. Anchor’s counsel subsequently communicated with IGT’s counsel, and they discussed the points of concern in the merger agreement.

      On July 6, 2001, Anchor held a board meeting. DrKW presented its preliminary analysis on the fairness of a one-for-one exchange ratio from a financial point of view. The board of directors of Anchor also heard a report from Anchor’s counsel as to the status of negotiations on the merger agreement.

      On July 6, 2001, IGT held a board meeting. Representatives of IGT’s counsel, Lionel Sawyer & Collins, IGT’s Nevada counsel, and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) participated in the meeting. At the meeting, IGT’s senior management outlined the terms and structure of the proposed transaction, the accounting treatment of the proposed transaction, the various business reasons for the proposed transaction and the potential risks of the proposed transaction. IGT’s counsel summarized for IGT’s board of directors its fiduciary duties in connection with considering the proposed business combination and presented an overview of the proposed transaction and the material terms of the proposed merger agreement. IGT’s senior management and IGT’s counsel responded to questions regarding various aspects of the proposed merger. At the meeting, Houlihan Lokey presented written materials to IGT’s board of directors describing Houlihan Lokey’s analysis of the fairness to IGT, from a financial point of view, of the consideration to be received by IGT in the proposed transaction. At the meeting, Houlihan Lokey rendered an oral opinion (which was subsequently confirmed in writing) that the consideration to be received by IGT in the proposed transaction was fair to IGT from a financial point of view. See — “Opinion of Financial Advisor to International Game Technology’s Board” below. IGT’s board of directors voted unanimously at the meeting to approve the proposed merger, the completion of negotiations of the merger agreement and the execution of the merger agreement by senior management.

      On July 7, 2001, Mr. Baker, Sara Beth Brown, IGT’s General Counsel, Ms. Mullarkey and Ken Creighton of IGT, met with Mr. Matthews, Mr. Murphy, Mr. Sage, and David Johnson, Anchor’s General Counsel, IGT’s counsel, Anchor’s counsel and DrKW to further negotiate the merger agreement. The parties discussed using a “collar” as part of the merger agreement with a $50.00 price per share of IGT stock as a floor and $75.00 price per share of IGT stock as a ceiling. This proposal became part of the final merger agreement. IGT’s counsel and Anchor’s counsel negotiated other open points on the merger agreement.

      On July 8, 2001, Anchor held a board meeting. Representatives of Anchor’s counsel and DrKW participated in the meeting. At the meeting, Anchor’s senior management outlined the terms and structure of the proposed transaction, the accounting treatment of the proposed transaction, the various business reasons for the proposed transaction and the potential risks of the proposed transaction. Anchor’s counsel summarized for Anchor’s board of directors its fiduciary duties in connection with considering the proposed transaction. Anchor’s senior management and Anchor’s counsel responded to questions regarding various aspects of the proposed merger. DrKW presented written materials to Anchor’s board of directors describing DrKW’s analysis of the fairness of the transaction to Anchor and its stockholders from a financial point of view, and updating its fairness analysis in light of the current proposal by IGT. DrKW then presented its opinion, orally and in writing, as to the fairness of the exchange ratio as set forth in the merger agreement from a financial point of view. See “— Opinion of Financial Advisor to Anchor’s Board” below. Anchor’s board of directors then voted unanimously to approve the proposed merger, authorize the executive officers to enter into the merger agreement on the terms presented to the board and authorize all related transactions. All participants in this meeting then met with IGT and IGT’s counsel to negotiate the final open points in the merger agreement. On the same date, IGT and Anchor executed and delivered the merger agreement, and Mr. Matthews and Mr. Murphy executed and delivered their voting agreements and employment agreements.

      Since November 1998, Anchor has not entered into any discussions with any third party other than IGT relating to any possible business combination.

IGT Board Reasons for the Merger; Recommendation of the IGT Board

      At an IGT board of directors meeting on July 6, 2001, the board determined that the terms of the merger are fair to and in the best interests of IGT and its stockholders and, by the unanimous vote of the directors, approved the merger agreement and the transactions contemplated thereby. In reaching its decision, the board of directors consulted with IGT’s management, as well as its financial and legal advisors, and considered a number of factors both positive and negative. The potentially positive factors considered by the IGT board of directors included:

•	Since 1996, IGT and Anchor have been partners in a successful joint venture which has brought to the market numerous successful casino games, including the spinning reel Wheel of Fortune®, the video Wheel of Fortune® and I Dream of Jeannie™. The proposed merger will bring 100% of the ownership of the joint venture under one company, positioning it to provide better, more innovative products to the highly competitive casino game business.

•	IGT expects that the merger will be accretive to IGT’s future earnings. IGT’s board did not deem the dilutive effect of the transaction on a pro forma basis for the nine-month period ended June 30, 2001 to be a material consideration in whether to approve the merger because, if one excludes the impairment, restructuring and other one-time charges that Anchor incurred during the nine-month period ended March 31, 2001 with respect to its AWI subsidiary, the immediate vesting of restricted stock grants in its stock repurchase from the Fulton family, and other events, the transaction would be accretive rather than dilutive on a pro forma basis (see Note 11 of Notes to Unaudited Pro Forma Combined Condensed Financial Statements).

•	The merger with Anchor will provide new opportunities to IGT within the lottery business segment.

•	The merger with Anchor will provide access to IGT of the services of key talent, including Thomas J. Matthews and Joseph Murphy.

•	The financial presentation of Houlihan Lokey (including the assumptions and methodologies underlying its analyses and presentations of the stand-alone value of IGT) made to the IGT board of directors and the opinion of Houlihan Lokey indicated that, as of July 6, 2001, the consideration to be received by IGT in connection with the merger was fair to IGT from a financial point of view

(see “— Opinions of Financial Advisors — Opinion of Financial Advisor to International Game Technology’s Board”).

•	The financial terms of the proposed merger compare favorably with the financial terms of recent comparable acquisitions and business combination transactions in the gaming equipment industry specifically, and in other industries generally. The details of this comparison appear below under “— Opinions of Financial Advisors — Opinions of Financial Advisor to International Game Technology’s Board.”

•	Discussions with counsel for IGT concerning the terms and conditions of the merger agreement and the voting agreements with senior executives of Anchor satisfied IGT’s board that these documents contained customary terms and conditions for transactions of this type.

•	IGT expects that Anchor will be able to obtain regulatory approvals needed to consummate the merger in a timely fashion.

•	The merger agreement contains a collar that provides the public stockholders of IGT with reasonable protections against undue dilution caused by fluctuations in the market price of IGT common stock during the period from the signing of the merger agreement to the completion of the merger.

•	The merger agreement contains specific representations and warranties of Anchor about the state of Anchor’s business upon the signing of the merger agreement and covenants limiting Anchor’s actions between the signing of the merger agreement and the completion of the merger. IGT does not have to complete the merger if the representations and warranties of Anchor are not or were not materially true and correct during the required time periods, or if Anchor does not materially comply with its covenants.

•	The merger agreement requires Anchor to pay IGT a termination fee of $30,000,000, subject to specified conditions, if Anchor or IGT terminate the merger agreement as a result of Anchor’s receipt, solicitation or consummation of competing acquisition proposals (see “Terms of the Merger Agreement and Related Agreements — Termination Fee”).

•	Under the merger agreement, the merger is expected to be treated as a tax-free reorganization under the Internal Revenue Code.

•	Discussions with IGT’s management during the past year regarding the business, operations, financial performance and condition, business strategy, prospects and competitive position of IGT indicate that Anchor’s business and operations will positively complement those of IGT and should make the combined company more competitive and profitable.

      The potentially negative factors considered by the IGT board of directors included:

•	The anticipated benefits of the merger might not be fully realized.

•	The companies might not be able to obtain the approvals required to complete the merger, including stockholder approval, gaming regulatory approvals and antitrust regulatory approvals.

•	If revenue and earnings expectations of the combined company are not met, IGT’s stock price may decline.

•	Some of IGT’s or Anchor’s relationships with customers or key third parties may be adversely affected by the merger.

•	The value of the IGT common stock to be paid to the Anchor stockholders could fall outside of the ranges discussed by IGT’s financial advisor and IGT could still be required to proceed with the merger even though IGT’s stockholders would be subject to additional dilution (see “— Opinions of Financial Advisors — Opinion of Financial Advisor to International Game Technology’s Board”).

•	The merger, the combined company’s operations and Anchor’s business are subject to other risks, as described in the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 19.

      The foregoing discussion of the information and factors considered by the IGT board of directors is not intended to be exhaustive but includes the material factors considered by the IGT board of directors. In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specified factors considered in reaching its determination. Individual directors may have given differing weights to different factors. In addition, the IGT board of directors did not reach any specific conclusion with respect to each of the factors considered. Instead, the IGT board of directors conducted an overall analysis of the factors described above and determined that the potential benefits outweighed the potential risks of the merger. The IGT board of directors relied on the experience and expertise of Houlihan Lokey in its analysis and its opinion that the consideration to be received by IGT in connection with the merger was fair to IGT from a financial point of view.

      The IGT board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that the stockholders vote “FOR” approval of the issuance of shares to Anchor stockholders pursuant to the merger agreement. The IGT board of directors has determined that the merger and the merger agreement are fair to and in the best interests of IGT’s stockholders.

Anchor Board Reasons for the Merger; Recommendation of the Anchor Board

      At an Anchor board of directors meeting on July 8, 2001, the board determined that the terms of the merger are fair to and in the best interests of Anchor and its stockholders and, by the unanimous vote of the directors, approved the merger agreement and the transactions contemplated thereby. In reaching its decision, the board of directors consulted with Anchor’s management, as well as its financial and legal advisors, and considered a number of factors, both positive and negative. The factors in favor of the merger that Anchor’s board of directors considered included:

•	Since 1996, Anchor and IGT have been partners in a successful joint venture, which has brought to the market numerous successful casino games, including the spinning reel Wheel of Fortune®, the video Wheel of Fortune® and I Dream of Jeannie™. Anchor derives a substantial portion of its revenues and profits from the joint venture. The proposed merger will bring 100% of the ownership of the joint venture under one company, positioning it to provide better, more innovative products to the highly competitive casino game business.

•	The combined company will be better able to fund capital expenditures and research and development costs necessary to compete in the gaming industry.

•	The combined company will have a larger manufacturing network and a broader international presence, both of which will allow it to better serve its global customers.

•	The financial presentation of DrKW (including the assumptions and methodologies underlying its analyses and presentations of the stand-alone value of Anchor) made to the Anchor board of directors and the opinion of DrKW indicated that, as of July 8, 2001, the proposed exchange ratio was fair to Anchor’s stockholders from a financial point of view (see “— Opinions of Financial Advisors — Opinion of Financial Advisor to Anchor’s Board”).

•	Presentations by DrKW regarding Anchor and IGT and the analyses conducted by DrKW indicated that IGT’s acquisition proposal represented a favorable opportunity for Anchor’s public stockholders.

•	The financial terms of the proposed merger compare favorably with the financial terms of recent comparable acquisitions and business combination transactions in the gaming equipment industry specifically, and in other industries generally. The details of this comparison are set forth below under “— Opinions of Financial Advisors — Opinion of Financial Advisor to Anchor’s Board.”

•	Discussions with counsel for Anchor and representatives of DrKW concerning the terms and conditions of the merger agreement and the voting agreements with senior executives of Anchor confirmed that these documents contained terms and conditions that were acceptable given the nature of the proposed transactions.

•	Anchor expects that IGT will be able to obtain regulatory approvals needed to consummate the merger in a timely fashion.

•	The merger agreement contains a collar that provides the public stockholders of Anchor with reasonable protections against fluctuations in the market price of IGT common stock during the period from the signing of the merger agreement to the completion of the merger.

•	The merger agreement contains specific representations and warranties of IGT about the state of IGT’s business upon the signing of the merger agreement and covenants limiting IGT’s actions between the signing of the merger agreement and the completion of the merger. Anchor does not have to complete the merger if the representations and warranties of IGT are not or were not materially true and correct during the required time periods, or if IGT does not materially comply with its covenants.

•	The merger agreement permits the Anchor board of directors, in the exercise of its fiduciary duties, under circumstances enumerated in the merger agreement, to furnish information to, or engage in negotiations with, third parties in response to unsolicited takeover proposals, and to terminate the merger agreement if the Anchor board of directors determines that a superior proposal has been made, subject to payment of a break-up fee and transaction expenses. See “Terms of the Merger Agreement and Related Agreements — Termination Fee.”

•	Discussions with Anchor’s management during the past year regarding the business, operations, financial performance and condition, business strategy, prospects and competitive position of Anchor indicated that the proposed transaction was fair and in the best interests of Anchor and its stockholders.

•	Anchor’s board considered it unlikely that Anchor would receive a proposal at that time that was more favorable to Anchor and its stockholders than the proposal that had been submitted by IGT.

•	Under the merger agreement, the merger is expected to be treated as a tax-free reorganization under the Internal Revenue Code, and Anchor stockholders therefore generally will not recognize any gain or loss, except for any cash received instead of fractional shares of IGT common stock.

•	In the proposed merger, Anchor stockholders will receive stock of IGT, allowing Anchor stockholders to participate in the potential future appreciation in IGT stock.

      The negative factors that Anchor’s board of directors considered included:

•	Anchor stockholders will receive IGT common stock as merger consideration rather than cash, which will subject Anchor stockholders to the risk that IGT’s stock price could decline.

•	The value of the merger consideration could fall outside of the ranges discussed by Anchor’s financial advisor and Anchor could still be required to proceed with the merger even though Anchor’s stockholders would receive a lower overall merger consideration (see “— Opinions of Financial Advisors — Opinion of Financial Advisor to Anchor’s Board”).

•	The anticipated benefits of the merger might not be fully realized.

•	The companies might not be able to obtain the necessary approvals required to complete the merger, including adequate stockholder approval, gaming regulatory approvals and antitrust regulatory approvals.

•	The merger, the combined company’s operations and IGT’s business are subject to other risks, as described in the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 19.

      In approving the merger agreement, the Anchor board of directors was aware that, as a result of the merger, Anchor common stock will no longer be publicly traded.

      The foregoing discussion of the information and factors considered by the Anchor board of directors is not intended to be exhaustive but includes the material factors considered by the Anchor board of directors. In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specified factors considered in reaching its determination. Individual directors may have given differing weights to different factors. In addition, the Anchor board of directors did not reach any specific conclusion with respect to each of the factors considered. Instead, the Anchor board of directors conducted an overall analysis of the factors described above and determined that the potential benefits outweighed the potential risks of the merger. The Anchor board of directors relied on the experience and expertise of DrKW, its financial advisor, for quantitative analysis of the financial terms of the merger.

      The Anchor board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that the stockholders vote “FOR” approval of the merger agreement. The Anchor board of directors has determined that the merger and the merger agreement are fair to and in the best interests of Anchor’s stockholders.

Opinions of Financial Advisors

     Opinion of Financial Advisor to International Game Technology’s Board

      The board of directors of IGT retained Houlihan Lokey to render an opinion as to the fairness to IGT, from a financial point of view, of the consideration to be received by IGT in the merger with Anchor under the merger agreement.

      At the meeting of the IGT board of directors on July 6, 2001, Houlihan Lokey rendered its oral opinion, and subsequently confirmed in writing, that as of July 6, 2001, and subject to and based upon the various qualifications and assumptions set forth in its written opinion, the consideration to be received by IGT in connection with the merger was fair to IGT from a financial point of view. The full text of Houlihan Lokey’s written opinion to the board of directors dated July 6, 2001, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B, and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the opinion. Stockholders of IGT are urged to, and should, read the opinion in its entirety. The engagement of Houlihan Lokey and its opinion are for the benefit of IGT’s board of directors. The opinion addresses only the fairness, from a financial point of view, of the consideration to be received by IGT in the merger and does not constitute a recommendation to any stockholder as to how to vote with respect to the merger.

      In connection with the opinion, Houlihan Lokey, among other things:

•	reviewed IGT’s annual reports on Form 10-K for the five fiscal years ended September 30, 2000, quarterly reports on Form 10-Q for the two quarters ended March 31, 2001 and 2000, and IGT-prepared interim financial statements for the period ended May 31, 2001, which IGT’s management identified as being the most current financial statements available;

•	reviewed Anchor’s annual reports on Form 10-K for the five fiscal years ended June 30, 2000, quarterly reports on Form 10-Q for the three quarters ended March 31, 2001 and 2000, and Anchor’s prepared interim financial statements for the period ended May 31, 2001, which Anchor’s management identified as being the most current financial statements available;

•	reviewed copies of the following documents and agreements: (1) July 5, 2001 draft of the merger agreement; (2) Telnaes Patent dated as of May 15, 1984; (3) International Game Technology $1.0 billion Debt Offering Memorandum dated as of May 11, 1999; (4) International Game Technology 11.0 million Share Tender Offer dated as of December 11, 1999; (5) IGT’s articles of incorporation; (6) schedule of IGT’s stockholders as of June 25, 2001; (7) Anchor Senior Subordinated Note Exchange Prospectus dated December 2000; (8) schedule of outstanding shares, stock options, and restricted stock for Anchor as of July 2, 2001; and (9) schedule of Anchor’s lottery contracts;

•	spoke with members of the senior management of IGT to discuss the operations, financial condition, future prospects and projected operations and performance of IGT and the combined company reflecting Anchor’s operations;

•	spoke with members of the senior management of Anchor to discuss the operations, financial condition, future prospects and projected operations and performance of Anchor;

•	reviewed forecasts and projections prepared by IGT’s management with respect to (1) IGT for the fiscal years ending September 30, 2001 through 2006 and (2) the combined company for the fiscal year ending September 30, 2002;

•	reviewed forecasts and projections prepared by Anchor’s management with respect to Anchor for the fiscal years ending June 30, 2001 through 2005;

•	reviewed the historical market prices and trading volume for IGT’s and Anchor’s publicly traded securities;

•	reviewed other publicly available financial data for companies that Houlihan Lokey deemed comparable to Anchor and IGT, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger; and

•	conducted other studies, analyses and inquiries which it deemed appropriate.

      Houlihan Lokey relied upon the accuracy and completeness of all financial, accounting, legal, tax, operating and other information provided to it by IGT and Anchor and assumed that all of this information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of the opinion, or in the assets, financial condition, business or prospects of IGT and Anchor and that there were no facts or information regarding IGT and Anchor that would cause the information supplied to Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to IGT and Anchor and does not assume responsibility for the accuracy or completeness of the information supplied by IGT and Anchor.

      With respect to the financial projections and pro forma financial statements and adjustments provided to Houlihan Lokey, all of which were provided by the management of IGT and Anchor, Houlihan Lokey assumed that these projections and pro forma financial statements and adjustments were reasonably prepared on a basis consistent with actual historical experience, reflected the best currently available estimates and good faith judgments of the management of IGT and Anchor, and could reasonably be relied upon.

      Houlihan Lokey was not requested to consider, and Houlihan Lokey expressed no opinion as to, (1) any other aspect of the merger, (2) the underlying business decision of the IGT board of directors to proceed with the merger, or (3) the relative merits of the merger as compared to any alternative business strategies that might exist for IGT or the effect of any other transaction in which IGT might engage.

      Houlihan Lokey did not make an independent evaluation, appraisal or valuation of any assets or liabilities of IGT or Anchor, nor was Houlihan Lokey furnished with any such evaluations, appraisals or valuations. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond IGT’s and

Anchor’s control and are not susceptible to accurate prediction. While Houlihan Lokey believes that its review, as described herein, is an adequate basis for the opinion it expressed, the opinion is necessarily based upon market, economic and other conditions that exist and could be evaluated as of the date of the opinion, and any change in these conditions could require a re-evaluation of the opinion.

      The opinion addressed only the financial fairness, as of the date of the opinion, of the consideration to be received by IGT in the merger and did not address:

•	any other terms or conditions of the merger agreement or any related documents,

•	the tax or legal consequences of the merger, including the tax or legal consequences to the stockholders of IGT,

•	the fairness of any aspect of the merger not expressly addressed in the opinion,

•	the relative merits of the merger or any alternatives to the merger,

•	IGT’s decision to proceed with or the effect of the merger, or

•	any other aspect of the merger.

      No restrictions or limitations were imposed by IGT upon Houlihan Lokey with respect to the investigation made or the procedures followed in rendering its opinion.

      The board of directors retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities.

      Houlihan Lokey has a prior relationship with IGT. During 2000 and 2001, Houlihan Lokey provided solvency opinions to the board of directors of IGT in connection with IGT’s repurchase of shares. Houlihan Lokey also has a prior relationship with Anchor. In August of 2000, Houlihan Lokey was retained by Anchor to render an opinion to a special committee of the board of directors of Anchor regarding the fairness from a financial point of view to the public stockholders of Anchor, other than the Fulton family, of the purchase of the Fulton family’s interest in Anchor.

      IGT paid Houlihan Lokey a fee of $500,000 for rendering this opinion, no portion of which was contingent upon the opinion being favorable or upon the closing of the merger. IGT also agreed to indemnify Houlihan Lokey and related persons against various liabilities, including liabilities under Federal securities laws, arising out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for various expenses.

      The opinion did not constitute a recommendation to the board of directors on whether or not to support the merger and recommend it to IGT’s stockholders and does not constitute a recommendation to stockholders as to whether or not to vote in favor of the merger.

      To determine the fairness, from a financial point of view, of the merger to IGT, Houlihan Lokey performed several analyses, including the following:

•	determination of whether the value held by IGT’s stockholders pre-merger exceeded their value post-merger;

•	determination of whether the consideration paid to Anchor exceeded the fair market value of Anchor; and

•	analysis of the historical per share trading prices of IGT relative to Anchor for the twelve months preceding the time of the merger.

      The following is a brief summary of the material financial analyses performed by Houlihan Lokey in connection with its oral opinion and the preparation of its written opinion to the board of directors of IGT. These summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Valuation of IGT Pre-Merger

      The Public Market Approach. Because IGT is a publicly traded company, Houlihan Lokey considered the per share value ascribed to IGT by the public markets. Houlihan Lokey analyzed historical stock prices of IGT. For the twenty trading days before July 4, 2001, the average closing price of IGT was $63.25 per share. For the five trading days before July 4, 2001, the average closing price for IGT was $62.46 per share. IGT’s closing stock price on July 3, 2001 was $64.11.

      Houlihan Lokey considered the range of these indications to be the most relevant for purposes of its public market analysis. Based on this range of per share value indications of IGT, Houlihan Lokey determined that the value of IGT on a minority marketable basis was in the range of $4.760 billion to $4.890 billion.

      The Market Multiple Approach. The market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. This approach can involve the determination of a level of earnings, which are considered to be representative of the future performance of the company, and capitalizing these figures by a risk-adjusted multiple. Houlihan Lokey reviewed a variety of financial information for a tier of public companies that it deemed to be comparable to IGT. The tier of comparable companies included the following publicly traded gaming companies: Acres Gaming, Inc., Alliance Gaming Corp., Gtech Holdings, Corp., Mikohn Gaming Corp., Shuffle Master, Inc., and WMS Industries, Inc. Houlihan Lokey also considered financial information for Anchor and IGT.

      For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”), and market value of equity to earnings (“P/ E”). Houlihan Lokey calculated and examined market multiples based on the latest twelve month and projected next fiscal year financial data for the comparable companies. The following table presents the ranges and medians of these market multiples:

	Low	High	Median

Latest Twelve Months
Enterprise Value/ EBITDA	4.4x	20.9x	12.1x
Enterprise Value/ EBIT(a)	10.4x	81.8x	13.2x
Price/ Earnings(b)	15.4x	37.5x	23.8x

Next Fiscal Year
Enterprise Value/ EBITDA(c)	7.3x	10.6x	8.7x
Enterprise Value/ EBIT(c)	10.7x	13.6x	10.8x
Price/ Earnings(b)	11.9x	24.7x	15.2x

(a)	Range and median exclude multiples for Mikohn Gaming.

(b)	Range and median exclude multiples for Mikohn Gaming and Acres Gaming.

(c)	Range and median exclude multiples for Gtech, Mikohn Gaming and Acres Gaming.

      Houlihan Lokey selected ranges of EBITDA, EBIT and P/ E multiples to apply to the latest twelve months and projected next fiscal year financial data for IGT from data supplied by IGT management. The selected ranges of latest twelve months EBITDA, EBIT and P/ E multiples were: (1) 13.5x to 14.5x;

(2) 14.0x to 16.0x; and (3) 24.0x to 26.0x, respectively. The selected ranges of projected next fiscal year EBITDA, EBIT and P/ E multiples were: (1) 11.0x to 12.0x; (2) 12.0 to 13.0x; and (3) 20.0x to 22.0x, respectively. Applying these valuation metrics, the market multiple approach guideline company analysis resulted in an equity value range of IGT on a marketable minority interest basis of approximately $4.830 billion to $5.320 billion, or $63.00 to $70.00 per share.

      There are inherent differences between the businesses, operations, and prospects of IGT and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of IGT and the comparable companies that would, in Houlihan Lokey’s opinion, affect the public market valuation of these companies.

      The Income Approach. The income approach consisted of a discounted cash flow analysis. The discounted cash flow analysis was based on five-year projections provided by the management of IGT. In determining the value of IGT from the discounted cash flow approach, Houlihan Lokey utilized a range of multiples of terminal year EBITDA of 10.0x to 11.0x, and a range of discount rates of 10.0 percent to 11.0 percent. This analysis resulted in a range of values for the equity of IGT on a marketable minority interest basis of approximately $4.850 billion to $5.540 billion, or approximately $63.60 to $72.60 per share.

      Valuation Summary. In arriving at a marketable minority equity value range for IGT, Houlihan Lokey considered the valuation indications derived from each of the approaches discussed above. Based upon these valuation indications, Houlihan Lokey determined that a reasonable value range for IGT was $4.810 billion to $5.250 billion, or approximately $63.10 to $68.80 per share.

     Fundamental Valuation of Anchor

      The Public Market Approach. Because Anchor is a publicly traded company, Houlihan Lokey considered the valuation ascribed to Anchor by the public markets. Houlihan Lokey analyzed historical stock prices of Anchor. For the twenty trading days before July 4, 2001, the average closing price of Anchor was $60.56 per share. For the five trading days before July 4, 2001, the average closing price for Anchor was $58.79 per share. The Anchor closing stock price on July 3, 2001 was $56.30.

      Houlihan Lokey considered the range of these indications to be the most relevant for purposes of its public market analysis. A 10.0 percent control premium was applied to these values to estimate the controlling interest value of Anchor. The 10.0 percent control premium was selected based on a review and analysis of premiums paid in transactions involving publicly traded companies, including gaming companies, as well as the operational characteristics of Anchor and the gaming industry in general. This approach resulted in an equity value range of Anchor on a control basis in the range of $920.0 million to $990.0 million.

      The Market Multiple Approach. As stated above, the market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. Houlihan Lokey reviewed a variety of financial information for a tier of public companies that it deemed to be comparable to Anchor. The tier of comparable companies was the same as indicated above under “Valuation of IGT Pre-Merger.” Houlihan Lokey also considered financial information for Anchor and IGT.

      For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value as a multiple of EBITDA and EBIT, and P/ E. Houlihan Lokey calculated and examined market multiples based on the latest twelve months and projected next fiscal year financial data for the comparable companies. The following table presents the ranges and medians of the market multiples discussed above and is identical to the table under “Valuation of IGT Pre-Merger” above:

	Low	High	Median

Latest Twelve Months
Enterprise Value/ EBITDA	4.4x	20.9x	12.1x
Enterprise Value/ EBIT(a)	10.4x	81.8x	13.2x
Price/ Earnings(b)	15.4x	37.5x	23.8x

Next Fiscal Year
Enterprise Value/ EBITDA(c)	7.3x	10.6x	8.7x
Enterprise Value/ EBIT(c)	10.7x	13.6x	10.8x
Price/ Earnings(b)	11.9x	24.7x	15.2x

(a)	Range and median exclude multiples for Mikohn Gaming.

(b)	Range and median exclude multiples for Mikohn Gaming and Acres Gaming.

(c)	Range and median exclude multiples for Gtech, Mikohn Gaming and Acres Gaming.

      Houlihan Lokey selected ranges of EBITDA, EBIT and P/ E multiples to apply to the latest twelve months and projected next fiscal year financial data for Anchor supplied by its management. The selected ranges of latest twelve months EBITDA, EBIT and P/ E multiples were: (1) 7.5x to 8.5x; (2) 10.5x to 11.5x; and (3) 16.0x to 18.0x, respectively. The selected ranges of projected next fiscal year EBITDA, EBIT and P/ E multiples, respectively, were: (1) 6.0x to 7.0x; (2) 8.0x to 9.0x; and (3) 14.0x to 16.0x. Applying these valuation metrics and a control premium of 10.0 percent, the market multiple approach guideline company analysis resulted in an equity value range for Anchor on a controlling interest basis of approximately $1.090 billion to $1.310 billion, or $73.00 to $88.00 per share.

      There are inherent differences between the businesses, operations, and prospects of Anchor and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Anchor and the comparable companies that would, in Houlihan Lokey’s opinion, affect the public market valuation of these companies.

      The Transaction Approach. The transaction approach is similar to the market multiple approach in that the value of a company is based upon multiples of other companies. A key difference between the transaction approach and the market multiple approach is that the public company multiples used in the transaction approach are based upon transaction values instead of non-transaction trading prices.

      Houlihan Lokey analyzed various financial performance measures for numerous business combination transactions involving gaming companies. Enterprise values for each of the representative transactions over $100.0 million was part of the screening criteria. No company or transaction used in this analysis was directly comparable to Anchor or the proposed merger. The transactions Houlihan Lokey considered representative were the following: (1) Aristocrat Leisure’s acquisition of Casino Data Systems; (2) Autotote’s acquisition of Scientific Games; (3) IGT’s acquisition of Sodak Gaming; and (4) Anchor’s acquisition of Powerhouse Technologies. For these transactions, Houlihan Lokey observed enterprise value to latest twelve months EBITDA multiples of 6.8x to 9.6x, with a mean and median of 8.3x and 8.4x, respectively. Houlihan Lokey selected a range of EBITDA multiples of 8.0x to 9.0x to apply to latest twelve months financial data for Anchor. Application of these metrics resulted in equity values for Anchor on a control basis of $1.090 billion to $1.280 billion, or approximately $73.00 to $86.00 per share.

      The Income Approach. The income approach consisted of a discounted cash flow analysis. The discounted cash flow was based on detailed four-year projections provided by the management of Anchor. In determining the value of Anchor from the discounted cash flow approach, Houlihan Lokey utilized a terminal EBITDA multiple range of 6.0x to 7.0x and a range of discount rates of 10.0 percent to

12.0 percent. Using this approach, the range of valuation conclusions for Anchor on a controlling interest basis was $1.180 billion to $1.490 billion, or approximately $79.00 to $100.00 per share.

      Valuation Summary. In arriving at a control equity value range for Anchor, Houlihan Lokey considered the indications derived from each of the approaches discussed above. Based on these valuation indications, Houlihan Lokey concluded on a value range for Anchor of $1.070 billion to $1.270 billion, or approximately $72.00 to $85.50 per share.

     Pro Forma Valuation of IGT — Post-Merger

      The Sum of the Parts Approach. Houlihan Lokey considered the range of the independent valuations of Anchor and IGT pre-transaction to determine a value indication for the combined entity. The range of indications estimates a minority interest value of the combined entity. Houlihan Lokey noted that this approach resulted in implied equity values for the combined entity of approximately $5.880 billion to $6.520 billion, or approximately $64.00 to $71.00 per share.

      The Market Multiple Approach. The market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. This approach can involve the determination of a level of earnings, which are considered to be representative of the future performance of the company, and capitalizing these figures by a risk-adjusted multiple.

      Houlihan Lokey reviewed a variety of financial information for a tier of public companies that it deemed to be comparable to IGT post-merger. The tier of comparable companies included the same six companies mentioned above. Houlihan Lokey also considered financial information for Anchor and IGT.

      For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value as a multiple of EBITDA and EBIT, and P/ E. Houlihan Lokey calculated and examined market multiples based on projected next fiscal year financial data for the comparable companies. The following table presents the ranges and medians of the market multiples discussed above and is identical to the lower portion of the tables presented earlier:

	Low	High	Median

Next Fiscal Year
Enterprise Value/ EBITDA(a)	7.3x	10.6x	8.7x
Enterprise Value/ EBIT(a)	10.7x	13.6x	10.8x
Price/ Earnings(b)	11.9x	24.7x	15.2x

(a)	Range and median exclude multiples for Gtech, Mikohn Gaming and Acres Gaming.

(b)	Range and median exclude multiples for Mikohn Gaming and Acres Gaming.

      Houlihan Lokey selected ranges of EBITDA, EBIT and P/ E multiples to apply to pro forma projected fiscal 2002 financial data for IGT post-merger supplied by its management. The selected ranges of next fiscal year EBITDA, EBIT and P/ E multiples were: (1) 11.0x to 12.0x; (2) 13.0x to 14.0x; and (3) 20.0x to 22.0x, respectively. The market multiple approach guideline company analysis resulted in an equity value range for IGT post-merger on a marketable minority interest basis of approximately $6.430 billion to $7.260 billion, or approximately $70.00 to $79.00 per share.

      There are inherent differences between the businesses, operations, and prospects of the combined entity and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the combined entity and the comparable companies that would, in Houlihan Lokey’s opinion, affect the public market valuation of these companies.

      The Income Approach. The income approach consisted of a capitalization of pro forma projected 2002 cash flow for IGT. In determining the value of the combined entity from the income approach, Houlihan Lokey utilized a perpetual growth rate in the range of 5.0 percent to 6.0 percent, and a range of discount rates of 9.5 percent to 11.5 percent. This resulted in a range of values for IGT post-merger on a marketable minority interest basis of approximately $5.080 billion to $6.470 billion, or approximately $55.00 to $70.00 per share.

      Valuation Summary. In arriving at a pro forma marketable minority interest equity value range for IGT post-merger, Houlihan Lokey considered the indications derived from each of the approaches discussed above. Based on these approaches, Houlihan Lokey concluded on a value range for IGT post-merger of $5.800 billion to $6.750 billion, or approximately $63.00 to $73.30 per share.

     Relative Historical Trading Prices

      Houlihan Lokey reviewed the implied relative historical trading prices for the shares of common stock of each of IGT and Anchor determined by dividing the price per share of IGT common stock by the price per share of Anchor common stock over the twelve-month, six-month, and three-month periods before July 4, 2001. Over these twelve-month, six-month, and three-month periods, IGT’s stock price ranged from 79% to 152%, 79% to 128%, and 90% to 114% of Anchor’s public stock price, respectively.

     Conclusion

      Houlihan Lokey concluded that IGT’s pre-merger share value was in the range of $63.10 to $68.80 per share on a marketable minority interest basis. Houlihan Lokey concluded that the value of IGT post-merger was in the range of $63.00 to $73.30 per share. Accordingly, the post-merger value of IGT was equal to or greater than the pre-merger value of IGT.

      Houlihan Lokey concluded that the value of Anchor on a control basis was in the range of $1.070 billion to $1.270 billion. Based on its pro forma valuation analysis of IGT post merger, Houlihan Lokey concluded that the consideration to be paid by IGT in the merger was worth in the range of $994.0 million to $1.157 billion. Accordingly, the value of the consideration to be paid to Anchor was no more than the fair market value of the shares of Anchor being acquired by IGT.

      Based on the foregoing, Houlihan Lokey’s analyses indicated that the consideration to be received by IGT in the merger was fair to IGT, from a financial point of view.

      The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made the qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or portions of this summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses undertaken by it in connection with its opinion.

      The estimates contained in Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by Houlihan Lokey’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which IGT common stock actually will trade when issued pursuant to the merger or the prices at which IGT common stock will trade after the merger.

     Opinion of Financial Advisor to Anchor’s Board

      DrKW’s Role. DrKW has acted as financial advisor to Anchor in connection with the merger and assisted the Anchor board of directors in its examination of the fairness, from a financial point of view, of the exchange ratio of one share of IGT common stock to be issued in the merger for each share of Anchor common stock. On July 8, 2001, DrKW delivered its opinion to the effect that, subject to the various assumptions and limitations stated in the opinion, as of the date of the opinion, the exchange ratio provided for pursuant to the merger agreement is fair to the stockholders of Anchor from a financial point of view.

      The terms of the merger were determined through negotiations between Anchor and IGT and were approved by the Anchor board of directors. Although DrKW provided advice to Anchor during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Anchor board of directors. DrKW’s opinion and its presentation to the Anchor board of directors was only one of a number of factors taken into consideration by the Anchor board of directors in making its determination to approve the merger. DrKW’s opinion was provided to the Anchor board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Anchor common stock as to how to vote with respect to the merger.

      We have attached as Annex C the full text of the written opinion of DrKW dated July 8, 2001, which sets forth, among other things, the opinion expressed, the assumptions made, procedures followed, matters considered and limits of the review undertaken by DrKW. We and DrKW urge you to read DrKW’s opinion carefully in its entirety. DrKW’s opinion is directed to the Anchor board of directors and addresses only the fairness of the exchange ratio to Anchor’s stockholders from a financial point of view. It does not address any other aspect of the merger and does not constitute a recommendation to any Anchor stockholder as to how to vote or otherwise act in respect of the merger agreement or the transactions contemplated by the merger agreement and should not be relied upon by any holder. DrKW’s opinion was rendered to the Anchor board of directors for its consideration in determining whether to approve the merger agreement. The discussion of DrKW’s opinion in this joint proxy statement/prospectus is qualified in its entirety by the full text of DrKW’s opinion.

      Matters Reviewed. In connection with rendering its opinion, DrKW reviewed a draft of the merger agreement and assumed that the final form of the merger agreement would not differ in any material respect from that draft. DrKW also:

•	reviewed and analyzed publicly available business and financial information relating to Anchor and IGT for recent years and interim periods;

•	reviewed and analyzed internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of Anchor and IGT and provided to it for purposes of its analysis; and

•	met with management of Anchor and IGT to review and discuss the information described above and, among other matters, Anchor’s and IGT’s business, operations, assets, financial condition, and future prospects.

      DrKW also reviewed and considered:

•	financial and stock market data relating to Anchor and IGT, and compared that data with similar data for other publicly traded companies that it believed may have been relevant or comparable in some respects to Anchor or one or more of its businesses or assets; and

•	the financial terms, to the extent publicly available, of recent acquisitions and business combination transactions in the gaming equipment industry and in other industries that it believed to be reasonably comparable to the merger or otherwise relevant to its inquiry.

      DrKW also performed other financial studies, analyses, and investigations and reviewed other information that it considered appropriate for purposes of its opinion.

      Assumptions and Limitations. In its review and analysis and in formulating its opinion, DrKW:

•	assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with it or that was publicly available and did not assume any responsibility for independent verification of any of that information;

•	assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it, and assumed that these projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of Anchor’s and IGT’s respective management teams;

•	expressed no opinion with respect to the projections, forecasts and analyses or the assumptions upon which they are based;

•	did not review any of the books and records of Anchor or IGT, or assume any responsibility for conducting a physical inspection of the properties or facilities of Anchor or IGT, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of either company;

•	placed significant reliance on the fact that Anchor derives a substantial portion of its cash flow from its joint venture with IGT;

•	noted that the merger is intended to qualify as a tax-free reorganization for United States federal income tax purposes, and assumed that the merger will so qualify; and

•	assumed that the transactions described in the merger agreement would be consummated without waiver or modification of any material terms or conditions.

      DrKW’s opinion is based on economic and market conditions and other circumstances as they existed and could be evaluated by it as of the date of the opinion. In addition, DrKW did not express any opinion as to the price or trading range at which IGT common stock or Anchor common stock will trade at any time.

      The DrKW opinion did not address Anchor’s underlying business decision to effect the merger. In addition, DrKW was not authorized to and did not solicit any third party indications of interest in acquiring all or any part of Anchor nor investigate any alternative transactions that may be available to Anchor. Except as expressly set forth in this joint proxy statement/prospectus, no special instructions were given to DrKW relating to its review and no limitations were imposed with respect to investigations made or procedures followed by DrKW in rendering the DrKW opinion.

      In preparing its opinion for the Anchor board of directors, DrKW performed a variety of financial and comparative analyses, including those summarized below. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Therefore, an opinion of this type is not easily summarized.

      In rendering its opinion, DrKW considered, among other factors, the condition of the U.S. equity and debt markets and the current level of economic activity, particularly in the gaming industry. No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized below is identical to Anchor or the merger. In addition, DrKW believes that both the analysis of other publicly traded companies and the analysis of selected mergers and acquisitions are not simply mathematical. Rather, these analyses must take into account differences in the financial and operating characteristics of the companies and other factors, such as general economic and market conditions in the locations in which the companies compete and strategic and operating plans for the companies, that could affect the public trading value and acquisition value of these companies.

      In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

      In arriving at its opinion, DrKW did not attribute any relative weight to the analysis or factors considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, DrKW believes that its analyses must be considered as a whole and that consideration of any portion of these analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion.

      Valuation Analyses. The following is a brief summary of some of the quantitative analyses performed and factors considered by DrKW in connection with rendering its opinion and reviewed with the Anchor board of directors at its July 6, 2001 and July 8, 2001 meetings. While the foregoing summary described the analyses and factors that DrKW deemed material in its presentation to the Anchor board of directors, it is not a comprehensive description of all analyses and factors considered by DrKW.

      In performing its analysis, DrKW used and reviewed with Anchor’s board of directors three principal valuation methodologies: (1) comparable publicly traded companies analysis, (2) comparable transaction analysis, and (3) discounted cash flow analysis.

     Comparable Publicly Traded Companies Analysis.

      DrKW compared financial information and the results of commonly used valuation measurements for Anchor to corresponding information for a group of seven publicly traded gaming equipment companies. These gaming equipment companies were selected based upon the similarity of their businesses to those of Anchor and include:

•	Alliance Gaming Corporation

•	Casino Data Systems

•	GTECH Holding Corporation

•	International Game Technology

•	Scientific Games

•	Shuffle Master, Inc.

•	WMS Industries, Inc.

      The gaming equipment companies were analyzed based upon financial information, including a ratio of their firm value utilizing a twenty-day average trading price ending July 6, 2001 to their EBITDA in order to imply a range of multiples that were compared to the merger multiples. “Merger multiples” are defined as the firm value to EBITDA multiples implied for Anchor assuming a firm value based on the exchange ratio and utilizing IGT’s 20 day average trading price of $62.79 for the twenty-day period ending July 6, 2001. “Firm value” is defined as the market value of the applicable company’s common equity as adjusted to include debt less cash.

      The financial information used in connection with the multiples provided below was based on projected EBITDA and other estimated financial projections derived from publicly available equity research analysis.

		Relevant		Implied	Implied Equity Value
	Range of	Range of	Merger	Equity Value	Per Share Including
Fiscal Year Ended June 30	Multiples	Multiples	Multiples	Per Share	Control Premium(1)

2001 (estimated)	4.9x – 16.7x	7.0x – 8.0x	7.1x	$62.32 – $74.95	$65.13 – $80.57
2002 (projected)	4.5x – 11.5x	5.5x – 7.0x	6.2x	$53.87 – $75.66	$56.29 – $81.34

(1)	Includes control premium of 25%-30% on EBITDA not generated by the joint venture between Anchor and IGT in which IGT has a 50% interest.

      Based on the foregoing comparison, DrKW noted that the merger multiples and merger consideration implied in the merger were within the ranges of trading multiples and equity values implied by the gaming equipment companies. DrKW also noted that the merger multiples and merger consideration implied in the Merger for fiscal 2002 were within the ranges of trading multiples and equity values implied by the gaming equipment companies after including a 25%-30% control premium on the businesses in which IGT did not already have an interest. In addition, DrKW noted that the value of the merger consideration could fall outside of the foregoing ranges and Anchor could still be required to proceed with the merger.

DrKW noted that these facts supported a determination that the exchange ratio was fair, from a financial point of view, to the Anchor stockholders.

     Comparable Transaction Analysis.

      DrKW reviewed the financial terms, to the extent publicly available, of the following announced and/or completed mergers and acquisitions since 1995 in the gaming equipment industry, which it deemed comparable to the merger based upon the similarity of the transactions:

Announcement Date	Acquiror	Target

1/17/01	Aristocrat	Casino Data Systems
5/19/00	Autotote Corporation	Scientific Games
3/11/99	International Game Technology	Sodak Gaming Inc.
3/10/99	Anchor Gaming	Powerhouse Technologies Inc.
10/18/95	Alliance Gaming Corporation	Bally Gaming Inc.

      For each transaction DrKW calculated and analyzed various financial multiples based on publicly available information, including firm value as a multiple of EBITDA for the most recent twelve months available before the announcement of the merger and as a multiple of projected EBITDA for the next fiscal year, and compared them to the merger multiples. DrKW noted that all multiples for those transactions were based on information available at the time of announcement of each of the transactions, without taking into account differing market and other conditions during the period during which each related transaction occurred.

		Relevant		Implied
	Range of	Range of	Merger	Equity Value
Firm Values as a Multiple of:	Multiples	Multiples	Multiples	(Per Share)

EBITDA for Last Twelve Months	6.6x – 9.6x	6.5x – 7.5x	7.1x	$56.01 – $68.64
Projected EBITDA for Next Fiscal Year	6.1x – 7.4x	6.0x – 6.5x	6.2x	$61.13 – $68.40

      DrKW noted that based on the foregoing comparisons, the merger multiples and merger consideration were within the ranges of multiples and equity values implied by the transactions listed above. In addition, DrKW noted that the value of the merger consideration could fall outside of the foregoing ranges and Anchor could still be required to proceed with the merger. DrKW noted that these facts supported a determination that the exchange ratio was fair, from a financial point of view, to the Anchor stockholders.

     Discounted Cash Flow Analysis.

      DrKW performed discounted cash flow analyses for Anchor using, in part, financial projections provided by the management of Anchor. In performing its discounted cash flow analysis, DrKW made various assumptions and applied valuation parameters that it deemed appropriate.

      Utilizing the projections provided by Anchor’s management, DrKW calculated the theoretical discounted present value per share for Anchor common stock by adding together (1) the projected future stream of unlevered free cash flow through the fiscal year ending June 30, 2005 and (2) the projected continuing value of Anchor, as a stand-alone entity, at the end of the fiscal year ending June 30, 2005 defined as the terminal value. The terminal value was calculated based on EBITDA multiples of 5.0x, 6.0x and 7.0x. The cash flow streams and the terminal values were then discounted to present values using a range of discount rates from 9.0% to 12.0% which were derived based on the weighted average cost of capital of selected publicly traded gaming equipment companies and arrived at terminal values based on its review of the trading characteristics of the common stock of selected publicly traded gaming equipment companies.

      The analysis described above generated the following theoretical equity values per share for Anchor:

	Terminal Multiple

Discount Rate	5.0x	6.0x	7.0x

9.0%	$64.99	$77.58	$90.18
10.0%	$62.10	$74.24	$86.39
11.0%	$59.33	$71.04	$82.76
12.0%	$56.68	$67.98	$79.28

      In addition, DrKW analyzed a variation to the financial projections, which was more conservative in 2003 through 2005. DrKW performed a similar discounted cash flow analysis on this variation, which generated a range of theoretical equity values per share for Anchor between $45.22 and $73.39.

      In addition, DrKW noted that the value of the merger consideration could fall outside of the foregoing ranges and Anchor could still be required to proceed with the merger. DrKW noted that the merger consideration was within the foregoing valuation ranges and this fact supported a determination that the exchange ratio was fair, from a financial point of view, to the Anchor stockholders.

      General Information. DrKW is an internationally recognized investment banking and advisory firm. DrKW, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, it may actively trade the debt and equity securities of Anchor and IGT for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. DrKW has provided other financial advisory services to Anchor and IGT in the past.

      DrKW has been engaged by Anchor to act as its financial advisor. Anchor will pay or has paid DrKW for its services, (1) $500,000 upon execution of the amended engagement letter, dated June 26, 2001, (2) $250,000 on the date DrKW advised the Anchor board of directors that it was prepared to render its fairness opinion, whether or not favorable, and (3) $5.5 million at the effective time of the merger. Anchor has also agreed to reimburse DrKW for its reasonable out-of-pocket expenses related to its engagement, including the reasonable fees and expenses of counsel, and to indemnify DrKW against various liabilities and expenses in connection with its services, including various liabilities under federal securities laws.

Financial Projections Exchanged by the Companies

           IGT Projections

      IGT does not, as a matter of course, make public forecasts or projections as to its future financial performance. However, prior to entering into the merger agreement, IGT made available to Anchor and DrKW selected nonpublic information regarding its projected operating performance, including the projections provided in the chart below. IGT did not prepare these projections with a view to public disclosure or to comply with the published guidelines of the SEC, the American Institute of Certified Public Accountants regarding projections or generally accepted accounting principles. IGT’s certified public accountants have not examined or prepared any of these projections or expressed any conclusion or provided any form of assurance with respect to IGT’s projections and, accordingly, assume no responsibility for them. IGT is not including these projections in this joint proxy statement/prospectus to influence your vote with respect to the merger but solely because IGT furnished them to Anchor and DrKW.

      The projections below are or involve forward-looking statements that are subject to risks and uncertainties that will likely cause actual results to differ materially from those statements. You should therefore read these projections with caution. See “Forward Looking Statements.” The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. The projections are also subject to a variety of significant business, economic, regulatory and competitive risks, including those identified in this joint proxy statement/

prospectus, which could cause IGT’s actual results to differ materially from these projections. See “Risk Factors.”

      While presented with numerical specificity, a number of assumptions and estimates underlie the projections. Although IGT considered the assumptions and projections to be reasonable when they prepared these projections in June 2001, you should be aware that the assumptions and projections involved judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond IGT’s control. The management of IGT prepared these projections in June 2001, based, in part, on its assumptions concerning IGT’s operating performance in the third and fourth quarters of fiscal year 2001. These projections did not take into account the terrorist attacks of September 11, 2001, or the impact of the terrorist attacks on economic and market conditions, including the gaming industry. IGT did not prepare these projections in contemplation of the merger and, therefore, the projections do not reflect any benefits or costs that could result as a consequence of completion of the merger.

      IGT’s projections integrate management assumptions for each of its business units. The largest contributor to the forecast is the North American business unit. In North America, the projections assume IGT will maintain current market share levels in both product sales and gaming operations. In addition, IGT made other assumptions as follows. Pre-tax income will be taxed at 37% in fiscal 2001, and at 38% in remaining years. There will be no asset impairment provisions. There will be no significant change in interest rates from those currently prevailing. Finally, product sales average pricing and cost of sales will remain consistent with current levels in each market.

      For these reasons, as well as the bases and assumptions on which the IGT projections were prepared, you should not regard IGT’s inclusion of these projections as an indication that IGT or any other person considers these projections to be an accurate prediction of future events. IGT has not and does not intend to update or otherwise revise these projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

IGT Projected Financial Information as of June 2001 (unaudited)

	Fiscal Years Ending September 30,(3)

	2001(2)	2002	2003	2004	2005	2006

	(in thousands, except per share amounts)
Total revenue(1)	$1,324,151	$1,438,911	$1,572,124	$1,690,096	$1,818,712	$1,933,300
Operating income	377,289	455,913	511,483	563,017	617,497	661,425
Net income	207,851	258,281	301,582	338,655	397,309	420,650
Earnings per share	$2.73	$3.27	$3.79	$4.24	$4.94	$5.20

(1)	Includes earnings of unconsolidated affiliates.

(2)	On November 6, 2001, IGT reported its earnings for the year ended September 29, 2001. Net income for fiscal 2001 was $214.0 million or $2.80 per share.

(3)	On November 6, 2001, IGT held a public conference call to review its fiscal 2001 reported results. During the conference call, IGT management indicated that with respect to fiscal 2002 it expected earnings per share to be in the range of $3.12 reflecting interest rate reductions and additional uncertainty about the anticipated level of gaming play and gaming machine sales following the terrorist attacks of September 11, 2001. Since the projections were prepared in June 2001, the Federal Reserve Board has reduced interest rates by 175 basis points, including a 50 basis point reduction on November 6, 2001. Lower interest rates adversely impact IGT’s cost of funding jackpot payments. Any further reduction in interest rates, a sustained period of low interest rates or lower than anticipated levels of gaming play or gaming machine sales could adversely impact projected results. Each of IGT and Anchor is aware of the current IGT earnings per share projection for fiscal 2002 and the current Anchor earnings per share projection for fiscal 2002 ($5.75 compared to $5.58 contained in the Anchor projections provided to IGT in June 2001) and the board of directors of each of IGT and Anchor continues to recommend that its shareholders approve the merger. Neither IGT nor Anchor has requested their respective financial advisors to consider the updated 2002 earnings estimate of IGT and Anchor or to update their fairness opinions that were delivered in July 2001 at the time that the merger agreement was signed.

           Anchor Projections

      Anchor does not, as a matter of course, make public forecasts or projections as to its future financial performance. However, prior to entering into the merger agreement, Anchor made available to IGT and Houlihan Lokey selected nonpublic information regarding its projected operating performance, including the projections provided in the chart below. Anchor did not prepare these projections with a view to public disclosure or to comply with the published guidelines of the SEC, the American Institute of Certified Public Accountants regarding projections or generally accepted accounting principles. Anchor’s certified public accountants have not examined or prepared any of these projections or expressed any conclusion or provided any form of assurance with respect to Anchor’s projections and, accordingly, assume no responsibility for them. Anchor is not including these projections in this joint proxy statement/prospectus to influence your vote with respect to the merger but solely because Anchor furnished them to IGT and Houlihan Lokey.

      The projections below are or involve forward-looking statements that are subject to risks and uncertainties that will likely cause actual results to differ materially from those statements. You should therefore read these projections with caution. See “Forward Looking Statements.” The projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. The projections are also subject to a variety of significant business, economic, regulatory and competitive risks, including those identified in this joint proxy statement/ prospectus, which could cause Anchor’s actual results to differ materially from these projections. See “Risk Factors.”

      While presented with numerical specificity, a number of assumptions and estimates underlie the projections. Although Anchor considered the assumptions and projections to be reasonable when they prepared these projections in June 2001, you should be aware that the assumptions and projections involved judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Anchor’s control. The management of Anchor prepared these projections in June 2001, based, in part, on its assumptions concerning Anchor’s operating performance in the fourth quarter of fiscal year 2001. The actual operating results for the 2001 fiscal year proved to be below the projections, due primarily to a liquidated damages charge recorded in the fourth quarter of fiscal year 2001 related to Anchor’s agreement with the Florida lottery, and to expenses incurred in connection with the merger with IGT. These projections did not take into account the terrorist attacks of September 11, 2001, or the impact of the terrorist attacks on economic and market conditions, including the gaming industry. Anchor did not prepare these projections in contemplation of the merger and, therefore, the projections do not reflect any benefits or costs that could result as a consequence of completion of the merger.

      Anchor’s projections integrate management assumptions for each of its business units. The main drivers for the forecasts, however, are the assumptions related to the Anchor-IGT joint venture. Anchor assumes that the number of units will increase from 16,100 to 20,529 at the end of fiscal 2005. In addition, Anchor made other assumptions as follows. Revenues at the Pala Casino will increase approximately 10% year over year from fiscal 2003 through fiscal 2005. Anchor’s management fees will be based upon these revenues. Free cash flow will be used to pay down the senior credit facility. Pre-tax income will be taxed at 39.5%. There will be no asset impairment provisions or charges for liquidated damages. Finally, there will be no significant change in interest rates from those currently prevailing.

      For these reasons, as well as the bases and assumptions on which these Anchor projections were prepared, you should not regard Anchor’s inclusion of these projections as an indication that Anchor or any other person considers these projections to be an accurate prediction of future events. Anchor has not and does not intend to update or otherwise revise these projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

Anchor Projected Financial Information as of June 2001 (unaudited)

	Fiscal Years Ending June 30,(2)

	2001	2002	2003	2004	2005

	(in thousands, except per share amounts)
Total revenue(1)	$523,239	$535,448	$545,840	$577,288	$611,059
Income from operations	5,585	178,518	185,787	199,345	214,569
Net income	(49,224)	87,797	96,925	109,450	123,289
Earnings per share	$(2.78)	$5.58	$6.06	$6.63	$7.25

(1)	Includes earnings of unconsolidated affiliate.

(2)	On October 17, 2001, Anchor reported its earnings for the first quarter of fiscal 2002. On that same date, Anchor also held a public conference call to review the reported results. During the conference call, Anchor management indicated that with respect to fiscal 2002 it expected earnings per share to be in the range of $5.75. Each of IGT and Anchor is aware of the current IGT earnings per share projection for fiscal 2002 ($3.12 as compared to $3.27 contained in the IGT projection provided to Anchor in June 2001) and the current Anchor earnings per share projection for fiscal 2002 and the board of directors of each of IGT and Anchor continues to recommend that its shareholders approve the merger. Neither IGT nor Anchor has requested their respective financial advisors to consider the updated 2002 earnings estimate of IGT and Anchor or to update their fairness opinions that were delivered in July 2001 at the time that the merger agreement was signed.

Interests of Key Persons in the Merger

      In considering the recommendations of the Anchor board of directors regarding the merger, you should be aware that the directors and executive officers of Anchor have interests in the merger in addition to their interests as stockholders of Anchor, as described below. In addition, Anchor will pay DrKW a fee and reimbursement of some of its expenses upon completion of the merger.

     Employment Agreements with Thomas J. Matthews and Joseph Murphy

      Mr. Matthews and Mr. Murphy have entered into employment agreements with IGT and Anchor, respectively, that will become effective upon completion of the merger and continue through October 16, 2004. These employment agreements will supersede any previous employment agreements that either Mr. Matthews or Mr. Murphy currently has with Anchor.

      Pursuant to the terms of his employment agreement, Mr. Matthews, who is currently Anchor’s Chairman of the Board, Chief Executive Officer and President, will become President and Chief Executive Officer of the surviving corporation of the merger and Chief Operating Officer of IGT. Mr. Matthews’ base salary will remain at $450,000 per year, and he will be eligible to participate in IGT’s management bonus program, with a bonus calculation that will not exceed 200% of his then current base salary. Concurrently with the effective date of the employment agreement, IGT will grant Mr. Matthews an option to purchase 500,000 shares of IGT common stock at an exercise price equal to the closing trading price of IGT common stock on the effective date. The option grant will be governed by the provisions of IGT’s 1993 Stock Option Plan, as amended. One-fifth (  1/5) of the option will vest on each of the first five anniversaries of the effective date.

      Pursuant to his employment agreement, Mr. Murphy, who is currently Anchor’s Vice President and Chief Operating Officer — Gaming Operations, will continue as Chief Operating Officer — Gaming Operations of the surviving corporation of the merger. Mr. Murphy’s base salary will remain at $360,000 per year, and he will be eligible to be paid an annual bonus in an amount to be determined by, and subject to the sole discretion of, the chief executive officer of IGT, up to a maximum of 125% of his then current base salary. Concurrently with the effective date of the employment agreement, IGT will grant Mr. Murphy an option to purchase 100,000 shares of IGT common stock at an exercise price equal to the closing trading price of IGT common stock on the effective date. The option grant will be governed by the provisions of IGT’s 1993 Stock Option Plan, as amended. One-fifth (  1/5) of the option will vest on each of the first five anniversaries of the effective date.

     Appointment of Anchor Directors to IGT Board

      Following the completion of the merger, Mr. Matthews and (upon obtaining any required regulatory approvals) Richard Burt, directors of Anchor, will become directors of IGT, filling two newly created seats on the IGT board of directors. As a non-employee director, Mr. Burt will receive compensation of $30,000 per year plus $1,500 for each committee meeting he attends. In addition, he will receive, as a new IGT non-employee director, an automatic grant of options to purchase 10,000 shares of IGT common stock under the IGT stock option plan, and 6,000 stock options each time he is reelected to the board. These options will vest over three years from the grant date and will have an exercise price equal to the closing trading price of IGT common stock on the grant date.

     Treatment of Options and Restricted Stock

      Upon completion of the merger, all options to purchase shares of Anchor common stock will be converted into options to purchase shares of IGT common stock at the exchange ratio and price as described in “Terms of the Merger Agreement and Related Agreements — Treatment of Stock Options and Restricted Stock.” Under the terms of existing stock option agreements between Anchor and its directors, executive officers and a number of other employees, if a change of control were to occur in the fourth quarter of 2001, options to purchase an aggregate of 859,900 shares of Anchor common stock would become immediately exercisable. Anchor’s directors and executive officers hold 656,000 of these options. The following table reflects (1) the total number of Anchor stock options held by Anchor’s directors and executive officers, (2) the Anchor stock options held by these directors and executive officers that will vest as a result of the merger and (3) the Anchor stock options held by these directors and executive officers that will be vested after giving effect to the merger.

				Anchor Options
		Total	Anchor Options	Vested, Giving
		Anchor	Vesting as a Result	Effect to
Name	Title	Options(1)	of the Merger	the Merger(1)

Thomas J. Matthews	Chairman of the Board, Chief Executive Officer and President	488,000	156,000	375,500
Joseph Murphy	Vice President, Chief Operating Officer — Gaming Operations and Director	496,000	156,000	383,500
Geoffrey Sage	Chief Financial Officer, Treasurer and Secretary	172,500	105,500	172,500
David Johnson	General Counsel	135,000	65,500	115,000
Christer Roman	Chief Operating Officer — Systems Division	95,800	45,500	68,300
Glen Hettinger	Director	85,000	62,500	85,000
Stuart Beath	Director	50,000	32,500	50,000
Richard Burt	Director	50,000	32,500	50,000

(1)	The difference between the numbers presented in these two columns for any individual represents the number of options held by the person that will remain unvested upon completion of the merger.

      Anchor Gaming has granted 230,000 shares of restricted stock to some of its executive officers and other employees. Thomas J. Matthews, Joseph Murphy, Geoffrey Sage, and David Johnson hold an aggregate of 220,000 of those shares. All of the shares of restricted stock held by Messrs. Matthews, Murphy, Sage and Johnson will be vested at the time of the merger, and 143,000 of these shares will vest as a result of the merger. Upon completion of the merger, these shares will be canceled and converted into the right to receive shares of IGT common stock and cash in lieu of any fractional shares. The following table reflects the ownership of the restricted shares of Anchor common stock by executive officers of Anchor.

	Anchor Restricted Stock Grants	Total Anchor
Name	Vesting as a Result of the Merger	Restricted Shares

Thomas J. Matthews	65,000	100,000
Joseph Murphy	65,000	100,000
David Johnson	6,500	10,000
Geoffrey Sage	6,500	10,000

      Should the value attributable to accelerating an Anchor employee’s options and restricted stock, when combined with any other payments to the employee that are contingent upon a change in control, equal or exceed three times the employee’s average compensation for the last five years (or for the employee’s duration of employment with Anchor, if less than five years), then the employee will become subject to an excise tax under Section 4999 of the Internal Revenue Code. Pursuant to agreements with some of its employees, Anchor must reimburse the employees for any related excise tax, as well as the taxes attributable to this reimbursement.

      Indemnification

      The successor company’s articles of incorporation and bylaws will contain provisions with respect to indemnification and exculpation from liability no less favorable than the provisions of Anchor’s articles of incorporation or bylaws as of the date of the merger agreement. For a period of six years, these provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the current or former directors or officers of Anchor or its subsidiaries. IGT also guarantees the successor company’s obligations to indemnify and provide insurance for individuals identified in the merger agreement to the fullest extent permitted by applicable law for a period of at least six years after the completion of the merger.

      IGT will also provide, for a period of at least six years after the completion of the merger, Anchor’s current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or before the completion of the merger. This policy may not be any less favorable than Anchor’s existing directors’ and officers’ insurance policy, provided that, (1) in lieu of the purchase of this insurance by the surviving corporation or IGT, Anchor, with IGT’s written consent, may purchase a five-year extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage and (2) if the cost of this insurance in any year during the six-year period will exceed 150% of the premium cost for the policy during the year ended June 30, 2000, then the surviving corporation will instead provide coverage affording the same protection as that maintained by IGT as of that date for its officers and directors. The Securities and Exchange Commission advises that indemnification for securities law violations is against public policy and may be unenforceable.

     Fees Payable to Financial Advisors

      Pursuant to a letter agreement, IGT paid Houlihan Lokey a fee of $500,000 for rendering its fairness opinion. No portion of this fee was contingent upon the opinion being favorable or upon the completion of the merger. IGT also agreed to indemnify Houlihan Lokey and related persons against identified liabilities, including liabilities under federal securities laws, arising out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for identified expenses.

      Under DrKW’s engagement letter with Anchor, dated August 29, 2000 and amended on June 29, 2001 and July 8, 2001, DrKW is entitled to receive a transaction fee of up to $6.25 million, which has been paid, in part, and is payable, in part, as follows: a first payment of $500,000 upon execution of an amendment to the engagement letter on June 29, 2001, a second payment of $250,000 on the date DrKW advised Anchor that it was prepared to render its opinion, whether or not favorable, as to the fairness of the proposed merger to Anchor’s stockholders, and a final payment of $5.5 million, contingent upon the completion of the proposed merger between Anchor and IGT, on the closing date of the proposed merger. Anchor also agreed to indemnify DrKW and related persons against identified liabilities, including liabilities under federal securities laws, arising out of the engagement of DrKW, and to reimburse DrKW for certain identified expenses. See “The Merger — Opinions of Financial Advisors.”

U.S. Federal Income Tax Consequences

      This tax discussion presents the material United States federal income tax consequences of the merger, which merger in the opinion of O’Melveny & Myers LLP, tax counsel to IGT, and in the opinion of Hughes & Luce, LLP, tax counsel to Anchor, will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. O’Melveny & Myers LLP and Hughes & Luce, LLP will provide these opinions to IGT and Anchor, respectively, at the closing. In rendering their opinions, tax counsel to each of IGT and Anchor will rely upon the representations made or to be made by IGT and Anchor. Neither the tax opinions nor this discussion will bind the Internal Revenue Service, and the Internal Revenue Service is not precluded from asserting a contrary position. The parties have not requested and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger.

      The discussion addresses only stockholders who hold their shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It is based upon current provisions of the Internal Revenue Code, existing regulations promulgated under the Internal Revenue Code and current rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed. The discussion does not address all aspects of federal income taxation that may be important to stockholders who are subject to special rules, such as:

•	financial institutions,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currencies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	foreign holders,

•	persons who hold shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, or

•	holders who acquired their shares upon the exercise of warrants or other stock rights, or upon the exercise of employee stock options or otherwise as compensation.

      As a result of the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the tax implications will be as follows:

     U.S. Federal Income Tax Implications to Anchor Stockholders

      No gain or loss will be recognized for United States federal income tax purposes by holders of Anchor common stock who exchange their Anchor common stock for IGT common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares. The aggregate tax basis of the IGT common stock to be received by an Anchor stockholder in the merger will be the same as that stockholder’s aggregate tax basis in the Anchor common stock surrendered in the exchange (reduced by any amount allocable to a fractional share of Anchor common stock exercised for cash, as discussed below).

      The holding period of the IGT common stock to be received by an Anchor stockholder as a result of the merger will include the period during which that stockholder held the Anchor common stock exchanged. Cash received by a holder of Anchor common stock instead of a fractional share of IGT common stock will be treated as received in exchange for the related fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Anchor common stock allocable to the fractional share interest. This gain or loss will be capital gain or loss provided that the shares of Anchor common stock were held as capital assets and will be long term capital gain or loss if the Anchor common stock had been held for more than one year at the time of the merger.

     U.S. Federal Income Tax Implications of the Merger to IGT, Anchor and NAC Corporation

      No gain or loss will be recognized for United States federal income tax purposes by IGT, Anchor or NAC Corporation as a result of the merger.

     Backup Withholding

      Under the Internal Revenue Code, a holder of Anchor common stock may be subject to backup withholding with respect to the amount of cash, if any, the holder receives unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Under recent changes to federal income tax law, the backup withholding rate is 30.5% for payments received after August 6, 2001. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

      The United States federal income tax discussion set forth above does not address tax consequences which may vary with, or are contingent upon, individual circumstances. Moreover, this discussion does not address any tax consequences of the disposition of Anchor common stock before the merger or the disposition of IGT common stock after the merger. This discussion is directed to investors who are United States citizens or residents or domestic corporations. No attempt has been made to determine any tax that may be imposed on a stockholder by the country, state or jurisdiction in which the holder resides or is a citizen other than the material United States federal income tax consequences discussed herein. Holders of Anchor common stock are advised to consult with their own tax advisors regarding the federal income tax consequences in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

Regulatory Approvals

     Antitrust

      Transactions such as the merger are subject to review by the United States Department of Justice and the United States Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act applicable to the merger, the merger may not be completed until a waiting period following completion of the required filings by IGT and Anchor has expired or been terminated. The merger agreement provides that all waiting periods under the HSR Act must have expired or been terminated in order to complete the merger.

      IGT and Anchor made the initial filing with the United States antitrust authorities on July 30, 2001. On August 29, 2001, the FTC requested additional information from the parties, which the parties have been and are continuing to supply to that agency. The HSR waiting period will expire thirty calendar days after both IGT and Anchor substantially comply with the request, unless IGT and Anchor agree to extend the period further or the FTC terminates the waiting period earlier.

      At any time before or after the merger, the DOJ or the FTC could take action under the antitrust laws, including seeking to enjoin the merger or seeking divestiture of substantial assets of IGT or Anchor or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws in some circumstances.

      There can be no assurance that a challenge to the merger will not be made or that, if made, IGT and Anchor would prevail or would not be required to accept additional conditions, including divestitures, in order to complete the merger.

      IGT will not be obligated to take any action that (1) would require IGT to surrender or terminate a gaming approval held by it or its subsidiaries, (2) that is reasonably likely to be materially burdensome to IGT and its subsidiaries taken as a whole or (3) that is reasonably likely to impact (a) in a materially adverse manner the operations of IGT or (b) the economic or business benefits of the transactions contemplated by the merger agreement so as to render completion of the merger inadvisable to IGT, in its good faith judgment.

     Gaming Regulation

      IGT and Anchor are subject to extensive gaming regulations. IGT, Anchor and their subsidiaries hold registrations, approvals, gaming licenses or permits (where required) in each jurisdiction in which they operate gaming activities. In each of these jurisdictions, regulatory requirements must be complied with in order for us to complete the merger. Generally, regulatory authorities have broad discretion in granting, renewing and revoking gaming licenses and granting approvals.

      The following is an abbreviated description of the gaming regulatory requirements applicable to the merger. In addition, IGT and Anchor must comply with regulatory requirements in each jurisdiction in which they conduct gaming activities. For a more detailed description of these requirements, please see the Annual Report on Form 10-K for IGT for the year ended September 30, 2000 and the Annual Report on Form 10-K for Anchor for the year ended June 30, 2001.

      Nevada Gaming Regulations. The manufacturing and distribution of gaming devices and the ownership and operation of gaming machine routes in Nevada are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board, collectively referred to as the Nevada Act, and various local ordinances and regulations.

      IGT’s and Anchor’s respective operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and the various county and city licensing agencies. Regulations of the Nevada Gaming Commission provide that control of a registered publicly traded corporation such as Anchor cannot be acquired through a tender offer, merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover whatsoever without the prior approval of the Nevada Gaming Commission. IGT has filed applications seeking the necessary approvals with the Nevada State Gaming Control Board and the Nevada Gaming Commission on behalf of IGT. Anchor also has filed an application in connection with the merger. The Nevada State Gaming Control Board reviews and investigates applications for approval and makes recommendations on those applications to the Nevada Gaming Commission for final action. IGT is currently registered by the Nevada Gaming Commission as a publicly traded corporation and has been found suitable to own the shares of its subsidiaries that have been licensed in Nevada. Accordingly, IGT does not expect significant delays in obtaining necessary approvals. However, there can be no assurance that these approvals will be granted or will be granted on a timely basis or without burdensome conditions. Furthermore, any approval, if granted, does not constitute a finding, recommendation or approval by the Nevada State Gaming Control Board or the Nevada Gaming Commission as to the merits of the merger. Any representation to the contrary is unlawful.

      In seeking approval to acquire control of Anchor, IGT must satisfy the Nevada Gaming Commission as to a variety of stringent standards. The Nevada State Gaming Control Board and the Nevada Gaming Commission will consider all relevant material facts in determining whether to grant this approval, and may consider not only the effects of the merger but also any other facts that are deemed relevant, which may include, among others,

•	the business history of the applicant, including its record of financial stability, integrity and success of its operations, as well as its current business activities;

•	the adequacy of the proposed financing; and

•	whether the merger will create a significant risk that IGT, Anchor or their subsidiaries will not satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Nevada Act.

      The Nevada Gaming Commission and Nevada Gaming Control Board will also consider whether the acquisition of control of Anchor and its registered and licensed subsidiaries is in the best interests of the State of Nevada under the multiple licensing criteria in the Nevada Act. Among other factors set forth in the multiple licensing criteria, they may consider whether there has been an adequate period of performance by IGT, whether IGT has sufficient key personnel so that there will not be a dilution of effective managerial capacity and control of existing operations, whether the acquisition would pose problems or create a monopoly, and what the result of the acquisition of control will be in respect of the percentage of interest of IGT and Anchor to similarly situated competitors on a statewide, countrywide and geographical basis in the following categories: total number of slot machines operated, gross revenue, percentage tax, number of employees hired and total payroll.

      Following receipt of the necessary approvals of the Nevada Gaming Commission and completion of the merger, Anchor will be registered by the Nevada Gaming Commission as a publicly-traded intermediary company of IGT. In addition, some officers, directors and key employees of Anchor at the time of completion of the merger who will be actively and directly involved in Anchor’s gaming activities may also be required to be found suitable or licensed by the Nevada gaming authorities. The Nevada gaming authorities may deny an application for licensing, a finding of suitability or registration for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require the submission of detailed personal and financial information followed by a thorough investigation. All individuals required to file applications for findings of suitability as officers and directors of Anchor at the time of completion of the merger have filed applications with the Nevada State Gaming Control Board and the Nevada Gaming Commission. There can be no assurances that these gaming regulatory authorities will grant the required approvals or that they will grant them in a timely manner.

      National Indian Gaming Commission Regulations. The National Indian Gaming Commission requires a finding of suitability of a person who obtains a direct or indirect interest in Anchor’s management agreement with the Pala Band of Mission Indians. IGT has filed an application for a finding of suitability and the National Indian Gaming Commission is in the process of conducting its suitability investigation.

     Other Jurisdictions

      Additional jurisdictions will require prior approval of the merger by their appropriate regulatory authorities, and may require the licensing or finding of suitability of some officers and directors of IGT in connection therewith. These additional jurisdictions requiring prior approval include Mississippi, Louisiana, Missouri, Michigan, West Virginia, Ontario in Canada, South Australia and Victoria in Australia. Each of these jurisdictions has broad discretion in determining whether to approve the merger. In addition to those jurisdictions listed above, there may be other jurisdictions that assert that the merger requires their prior consent or approval.

      Some jurisdictions will require IGT and Anchor to file transactional waivers or information for review before the completion of the merger. The following jurisdictions may require notification, submission of information relating to corporate changes resulting from the merger and pre-filings of disclosure forms for new officers and directors: New Jersey, Illinois, Indiana, New Mexico and Montana in the United States; some Native American Tribal jurisdictions; the Province of Alberta, Canada; the Province of Gauteng, South Africa; and New South Wales in Australia. In addition to those jurisdictions listed above, there may be other jurisdictions that assert that submission of information to them is required before the merger can be completed.

     Lottery Regulations

      To ensure the integrity of their lottery operations, most jurisdictions require detailed background disclosure and investigation of vendors providing goods and services under a contract awarded for a major procurement of lottery services, which typically include: on-line computer systems and services, instant ticket printing, ticket validation systems, gaming devices, drawing equipment, and advertising services. Background investigations typically are conducted on company subsidiaries, affiliates, officers, directors and stockholders who own 5% or more of the outstanding capital stock of the vendor to determine whether those persons satisfy the suitability standards defined under statutes and regulations of each jurisdiction. Some jurisdictions require notice in the event of a change in control, and reserve the right to terminate the lottery contract upon their determination that the merger would be contrary to the best interests of their jurisdiction.

     Pari-Mutuel Wagering Regulations

      In some jurisdictions, Anchor’s pari-mutuel wagering operations are also subject to extensive state regulatory and licensing requirements similar to those under which the on-line lottery, video lottery and gaming machine operations are monitored.

     Other Regulatory Matters

      Other gaming regulatory approvals may be required before the completion of the merger. The merger cannot take place until the necessary regulatory approvals have been received and any waiting periods required by law have expired. IGT and Anchor have filed (or will promptly file) all of the required applications or notices necessary to complete the merger with each of the applicable regulatory authorities. The companies cannot be sure whether or when they will obtain necessary regulatory approvals or that they will be able to obtain these regulatory approvals without conditions that are detrimental to IGT or Anchor.

Percentage Ownership Interest of Anchor Stockholders After the Merger

      In the merger, Anchor stockholders will become stockholders of IGT. Based on the number of shares of IGT and Anchor common stock outstanding as of July 8, 2001, the companies estimate that the IGT common stock to be issued to Anchor stockholders will represent approximately 16.6% of the outstanding shares of IGT common stock and existing IGT stockholders will own approximately 83.4% of the outstanding shares of IGT common stock. Assuming the exercise of all 2.4 million vested and unvested Anchor stock options, which will become options to purchase IGT common stock upon completion of the merger, Anchor stockholders would own approximately 18.7% of the outstanding shares of IGT common stock if the final exchange ratio is one-for-one.

Dissenters’ Rights of Appraisal

      Under Nevada law, IGT stockholders are not entitled to dissenters’ rights of appraisal with respect to IGT’s proposed issuance of common stock in order to consummate the merger. Anchor stockholders are also not entitled to dissenters’ rights of appraisal with respect to the merger because IGT common stock is listed on a national securities exchange and Anchor common stock is traded on the Nasdaq National Market.

New York Stock Exchange Listing

      As a condition to the merger, the New York Stock Exchange must authorize the listing of the IGT common stock to be issued in the merger.

Consequences of the Merger

      Following the merger, Anchor common stock will no longer be traded on the Nasdaq National Market.

Management After the Merger

      Following completion of the merger, the directors of NAC Corporation, a wholly-owned subsidiary of IGT, will become directors of the surviving corporation, and the officers of Anchor immediately before the effective time will be the initial officers of the surviving corporation. In addition, following completion of the merger, Thomas J. Matthews and Richard Burt, both of whom currently serve on Anchor’s board of directors, will become directors of IGT, filling two newly created seats on the IGT board of directors, and Thomas J. Matthews will additionally become the Chief Operating Officer of IGT.

Resales of IGT Common Stock

      All shares of IGT common stock to be issued in the merger will be freely transferable, except for shares received by any person who may be deemed to be an affiliate of Anchor under Rule 145 under the Securities Act of 1933, such as directors and key executive officers of Anchor. Under Rule 145, an affiliate of Anchor may not resell his or her shares of IGT common stock received in the merger except in transactions permitted by Rule 145 or as otherwise permitted under the Securities Act, including selling these shares pursuant to an effective registration statement. Anchor will deliver to IGT a list setting forth the names of all persons who are, in Anchor’s reasonable judgment, affiliates of Anchor. See “Terms of the Merger Agreement and Related Agreements — Anchor Affiliate Agreements” for more information regarding these restrictions.

      Pursuant to the merger agreement, IGT has agreed (1) to take all reasonably necessary board action to ensure that all IGT common stock received in the merger by any executive officer or director of Anchor subject to Section 16 of the Securities Exchange Act of 1934 is exempted under SEC Rule 16b-3 and (2) for a period of one year from the completion of the merger, to cause to be available current public information with respect to IGT within the meaning of Rule 144(c) of the Securities Act.

TERMS OF THE MERGER AGREEMENT AND RELATED AGREEMENTS

      The following is a summary of the material provisions of the merger agreement and related agreements. A copy of the merger agreement is attached as Annex A to this joint proxy statement/ prospectus and is incorporated by reference into this joint proxy statement/ prospectus. You are urged to read the merger agreement carefully.

Form of Merger

      At the time the merger becomes effective, NAC Corporation, a wholly owned subsidiary of IGT, will merge with and into Anchor. Anchor will be the surviving corporation in the merger and become a wholly-owned subsidiary of IGT. NAC Corp. and Anchor are both incorporated in Nevada.

Completion of the Merger

      The closing of the merger will take place no later than the second business day after all conditions to the merger are fulfilled or waived except as otherwise agreed by IGT and Anchor in writing. The merger will become effective when the companies file the articles of merger with the Nevada Secretary of State, unless IGT and Anchor agree to specify a later time in the articles of merger. The companies will file the articles of merger as soon as practicable after all conditions in the merger agreement are waived or satisfied. For more information regarding these conditions, see “— Conditions to the Merger” below.

Conversion of Shares in the Merger

      Upon completion of the merger, by virtue of the merger and without any additional action on the part of the stockholders of Anchor, IGT or NAC Corp., each share of Anchor common stock then outstanding will be converted into the right to receive shares of IGT common stock. Shares of Anchor common stock owned by Anchor, IGT, or their wholly-owned subsidiaries will be cancelled in the merger and will not be exchanged for shares of IGT common stock. The number of shares of IGT common stock each Anchor stockholder will be entitled to receive depends on the final exchange ratio for the merger, which will depend in turn on the IGT average share value. The IGT average share value is equal to the average per share closing price of IGT common stock on the New York Stock Exchange during a specified period before the closing of the merger. The period for determining the IGT average share value is

•	the twenty consecutive trading days ending on the third trading day before the Anchor stockholders’ meeting, or

•	if the closing of the merger is more than five trading days after the Anchor stockholders’ meeting, the twenty consecutive trading days ending on the third trading day before the closing date.

For example, if the Anchor stockholders’ meeting is on a Wednesday and the closing date falls on the following Monday (that is, less than five trading days after the meeting), the last day of the measurement period will be the Friday preceding the meeting (assuming that the interim days and the Friday were all trading days). Alternatively, if the Anchor stockholders’ meeting is on a Wednesday and the closing date falls on the third Wednesday (that is, more than five trading days) after the meeting, the last day of the measurement period will be the Friday preceding the Wednesday on which the closing occurs.

      If the IGT average share value is

•	between $50.00 per share and $75.00 per share, inclusive, IGT will exchange each share of Anchor common stock for one share of IGT common stock.

•	less than $50.00 per share, and

–	Anchor does not notify IGT in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	Anchor notifies IGT in writing of its intention to terminate the merger agreement and IGT, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $50.00 and the denominator of which is the IGT average share value.

For example, if the IGT average share value was $48.00, and Anchor delivered its termination notice to IGT under the terms of the merger agreement, IGT could, at its sole option, adjust the exchange ratio to 1.0417 ($50.00/$48.00), and Anchor stockholders would receive 1.0417 shares of IGT common stock for each share of Anchor common stock they own.

•	greater than $75.00 per share, and

–	IGT does not notify Anchor in writing of its intention to terminate the merger agreement, IGT will exchange each share of Anchor common stock for one share of IGT common stock; or

–	IGT notifies Anchor in writing of its intention to terminate the merger agreement and Anchor, in its sole and absolute discretion, elects to adjust the exchange ratio rather than allow the merger agreement to terminate, IGT will exchange each share of Anchor common stock for the number of shares of IGT common stock equal to a fraction, the numerator of which is $75.00 and the denominator of which is the IGT average share value.

For example, if the IGT average share value was $77.00 and IGT delivered its termination notice to Anchor under the terms of the merger agreement, Anchor could, at its sole option, adjust the exchange ratio to 0.9740 ($75.00/$77.00), and Anchor stockholders would receive 0.9740 shares of IGT common stock for each share of Anchor common stock they own.

      IGT and Anchor encourage you to obtain current stock price quotations for IGT common stock from a newspaper, the Internet or your broker. IGT common stock trades on the New York Stock Exchange under the symbol “IGT.” The final calculation of the exchange ratio in the merger will be determined before completion of the merger but after the companies’ stockholder meetings. IGT intends to issue a press release announcing the exchange ratio promptly after it is determined. The following toll-free number is available for stockholders of IGT and Anchor to obtain a daily closing price for IGT common stock: 866-448-7862.

      Upon completion of the merger, by virtue of the merger and without any additional action on the part of stockholders of Anchor, IGT or NAC Corp.:

•	the Anchor common stock converted as described above will no longer be outstanding, will automatically be canceled and retired, and will cease to exist;

•	each holder of Anchor common stock will cease to have any rights in Anchor common stock, except the right to receive the appropriate number of shares of IGT common stock, cash in lieu of fractional shares and dividends, if any, declared with a record date after the effective time of the merger; and

•	each share of common stock of NAC Corp. outstanding immediately before the effective time of the merger will become one share of common stock of the surviving corporation.

      For information regarding how to exchange Anchor common stock, see “— Exchange Agent; Procedures for Exchange of Certificates” below.

No Fractional Shares

      IGT will not issue fractional shares of IGT common stock to Anchor stockholders. Instead, for each fractional share, IGT will pay an amount of cash determined by multiplying the fractional share interest to which the Anchor stockholder would otherwise be entitled by the closing price of IGT common stock reported in The Wall Street Journal on the date of the completion of the merger or, if the closing date is not a trading day, the immediately preceding trading day. For more information regarding the conversion of Anchor common stock, see “— Conversion of Shares in the Merger” above.

Adjustments to Prevent Dilution

      If, before the completion of the merger, IGT splits or combines the IGT common stock, or pays a stock dividend or other stock distribution in IGT common stock, or if IGT common stock is altered or adjusted in any reclassification, recapitalization or similar transaction, then the exchange ratio will be appropriately adjusted to reflect the split, combination, dividend or other distribution or reclassification, recapitalization or other similar transaction.

Treatment of Stock Options and Restricted Stock

      At the effective time of the merger, IGT will convert all rights to purchase shares of Anchor common stock under all outstanding stock options previously granted under any Anchor stock option plan or any Anchor stock option award agreement into rights to purchase shares of IGT common stock. IGT will continue the offering periods in effect under any Anchor stock option plan or Anchor stock option award agreement immediately before the effective time of the merger substantially in accordance with the terms of these plans or agreements until the end of their offering periods. Upon assumption by IGT, each stock option will represent the right to purchase the number of shares of IGT common stock, rounded to the nearest whole share, equal to the number of shares originally purchasable under the terms of the related stock option multiplied by the exchange ratio. The exercise price of any Anchor stock option assumed by IGT will equal the original exercise price of the option divided by the exchange ratio.

      Immediately before the completion of the merger, each restricted share of Anchor common stock will, by its terms, become fully vested and unrestricted and, by virtue of the merger, will then be cancelled and converted into the right to receive IGT common stock, cash in lieu of fractional shares and dividends, if any, declared with a record date after the effective time of the merger.

      As soon as practicable after the effective time of the merger, IGT will file, if necessary, one or more registration statements on Form S-8 under the Securities Act of 1933, or amendments to its existing registration statements as may be available, in order to register the shares of IGT common stock issuable upon purchase of stock under the assumed Anchor stock option plans and assumed Anchor stock option award agreements.

Exchange Agent; Procedures for Exchange of Certificates

      At or before the completion of the merger, IGT will appoint a bank or trust company reasonably acceptable to Anchor to serve as the exchange agent and will deliver to the exchange agent certificates representing the number of shares of IGT common stock to be issued to Anchor stockholders in the merger and cash in an aggregate amount sufficient to pay for fractional shares. The exchange agent will, according to irrevocable instructions, deliver to the Anchor stockholders the IGT common stock, any dividends or other distributions relating to the delivered stock, and any cash in lieu of fractional shares.

      The exchange agent will mail to each Anchor stockholder a letter of transmittal and instructions to surrender their certificates representing Anchor common stock in exchange for certificates representing IGT common stock or cash in lieu of fractional shares. After an Anchor stockholder surrenders his or her Anchor common stock certificate along with a duly executed and properly completed letter of transmittal and other required documents, the exchange agent will deliver to the stockholder the following:

•	a certificate representing the number of whole shares of IGT common stock to which that stockholder is entitled;

•	cash in lieu of any fractional shares of IGT common stock; and

•	the amount of any dividends or other distributions declared on IGT common stock with a record date after the effective time of the merger and a payment date before surrender of the Anchor common stock.

      The surviving corporation and the exchange agent may deduct and withhold from the consideration payable to Anchor stockholders amounts required to be deducted and withheld under the Internal Revenue Code, or any provision of state, local or foreign tax law. If the surviving corporation or the exchange agent deducts or withholds any amounts, then these amounts will be treated, for purposes of the merger agreement, as having been paid to the Anchor stockholders with respect to whom these amounts were deducted or withheld.

      Anchor stockholders should not forward their Anchor common stock certificates with the enclosed proxy card or forward their Anchor common stock certificates to the exchange agent until they have received the packet of information, including a letter of transmittal, described above.

Representations and Warranties

      In the merger agreement, Anchor, IGT, and NAC Corp. have each made representations and warranties with respect to, among other things:

•	corporate matters, including due incorporation, power and good standing;

•	capital structure and securities;

•	authorization, execution, delivery, and performance and the enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the contemplated transactions;

•	documents, reports and financial statements filed with the Securities and Exchange Commission and the accuracy and completeness of the information contained therein;

•	truthfulness of information included or incorporated in this joint proxy statement/ prospectus;

•	absence of material changes or events since September 30, 2000, in the case of IGT and June 30, 2000, in the case of Anchor;

•	pending or threatened investigations or litigation;

•	absence of agreements with brokers or finders, other than DrKW, Inc. in the case of Anchor;

•	vote of board of directors of IGT and Anchor;

•	tax status of the merger;

•	compliance with applicable laws, ordinances and regulations;

•	environmental matters;

•	contracts and debt instruments; and

•	intellectual property.

      In addition, the merger agreement contains representations and warranties of Anchor relating to, among other things, ownership of subsidiaries and other equity interests, title to properties, ERISA compliance, excess parachute payments, insider interests, receipt of fairness opinion of financial advisors, absence of non-competition restrictions, Nevada takeover statutes and employment agreements with Thomas J. Matthews and Joseph Murphy.

      In addition, the merger agreement contains representations and warranties of NAC Corp. relating to, among other things, its interim operations.

Conduct of Anchor’s Business Pending the Merger

      Anchor has agreed that until the completion of the merger, unless IGT otherwise approves in writing and except as otherwise prohibited by a gaming authority or expressly contemplated by the merger agreement, Anchor and its subsidiaries will conduct their operations according to their ordinary and usual course of business, in compliance in all material respects with applicable laws and regulations. Anchor has also agreed to use commercially reasonable efforts to preserve its current business organization, keep available the services of its officers and employees as a group and preserve existing relationships with its customers, suppliers, distributors and others with whom it has business relationships.

      Anchor has also agreed that it will not, and will not permit any of its subsidiaries to, take specified actions, including the following, without IGT’s consent, except to the extent required by law or as expressly permitted by the merger agreement:

•	declare, set aside or pay dividends on or make any other distributions in respect of its common stock;

•	split, combine or reclassify any outstanding shares of capital stock;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any rights to acquire any shares of its capital stock;

•	issue, sell, pledge or encumber any shares of its capital stock or any securities convertible into or any rights, warrants, or options to acquire any of its capital stock;

•	amend, waive, or otherwise modify the terms of its stock options or employment agreements, each as outstanding as of the date of the merger agreement;

•	accelerate the vesting of any of its stock options, other than acceleration which automatically occurs upon the merger in accordance with existing written terms of stock options outstanding as of the date of the merger agreement;

•	amend its corporate charter, bylaws or organizational documents, or alter the corporate structure or ownership of any material subsidiary of Anchor;

•	acquire any business or division thereof or any assets except purchases of inventory, fixtures, furniture, supplies and equipment in the ordinary course of business;

•	commence the operation or management of a casino other than the existing casinos and the existing casino management contract of Anchor or enter into any agreement or license pertaining to Anchor’s intellectual property used in Spin for Cash Joint Venture;

•	sell, transfer, lease, mortgage or encumber any properties or assets that are material to Anchor;

•	incur any indebtedness except in the ordinary course of business consistent with past practices or guarantee any corresponding indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Anchor or any of its subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•	except as required under the terms of written agreements existing on the date of the merger agreement, make any loans, advances or capital contributions to, or investments in, any other person, other than to Anchor or any direct or indirect wholly owned subsidiary of Anchor;

•	except to the extent provided in appropriately identified reserves, settle or compromise any material claims or litigation, including the pending lawsuit with Acres Gaming Incorporated, or pay or discharge any material liabilities or obligations;

•	increase the compensation of any of its or its subsidiaries’ directors, officers or employees, other than reasonable increases to non-executive management employees, grant any benefits or severance, other than in the ordinary course of business, enter into any new employment agreement, other than in the ordinary course of business with respect to non-executive management, establish any new employee benefits plan, amend the terms of any current benefit of pension plan or amend the terms of any outstanding stock option, as long as that the aggregate amount of all payments or increases in payments permitted by this clause will not in the aggregate be material;

•	except in the ordinary course of business, modify, amend, renew, fail to renew or terminate any material contract or agreement to which Anchor or any subsidiary is a party or waive, release or assign any material rights or claims;

•	change fiscal years;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Anchor;

•	enter into any collective bargaining agreement;

•	engage in any transaction with, or enter into any agreement, arrangement or understanding with, directly or indirectly, any of Anchor’s directors or executive officers other than pursuant to agreements already existing on the date of the merger agreement and disclosed on Anchor’s schedules to the merger agreement;

•	make or agree to make any new capital expenditures in amounts in excess of the amounts reflected in the capital expenditure budgets provided to IGT;

•	make or rescind any express, or rescind any deemed, election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending June 30, 2000, except as may be required by applicable law;

•	amend, modify or waive any of the provisions of employment agreements entered into with Thomas J. Matthews and Joseph Murphy on July 8, 2001; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

Conduct of IGT’s Business Pending the Merger

      IGT has agreed that until the completion of the merger, except as otherwise expressly contemplated by the merger agreement, IGT and its subsidiaries will conduct their operations according to their ordinary and usual course of business, in compliance in all material respects with applicable laws and regulations. IGT has also agreed to use commercially reasonable efforts to preserve its current business organization, keep available the services of its officers and employees as a group and preserve existing relationships with its customers, suppliers, distributors and others with whom it has business relationships.

      IGT has also agreed that it will not, and will not permit any of its subsidiaries to, take specified actions including the following, without Anchor’s consent, except to the extent required by law or as expressly permitted by the merger agreement:

•	declare, set aside or pay dividends on or make any other distributions in respect of its common stock (the purchase of shares of its common stock by IGT under its existing stock repurchase program is not prohibited by the merger agreement);

•	split, combine or reclassify any outstanding shares of capital stock;

•	amend its articles of incorporation or bylaws; or

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of IGT.

No Inconsistent Activities

      Except as described below in this section, Anchor has agreed that it and its subsidiaries will not directly or indirectly through another person:

•	initiate, solicit or knowingly facilitate or encourage the submission of a takeover proposal, which the merger agreement defines as any proposal for a merger, consolidation, purchase of assets, tender offer or other business combination involving Anchor or any of its subsidiaries or any proposal to acquire 10% or more of the voting securities of Anchor or its subsidiaries or a substantial portion of the assets of Anchor or its subsidiaries; or

•	have any discussions with or provide any confidential information or data to a person relating to, engage in any negotiations concerning or otherwise knowingly facilitate any effort or attempt to make or implement, any takeover proposal.

      However, the board of directors of Anchor may, at any time before approval of the principal terms of the merger agreement by the Anchor stockholders, provide information to, or discuss or negotiate with, any person that makes an unsolicited bona fide written proposal for a takeover proposal that identifies a price or range of values to be paid for the outstanding capital stock or all or substantially all of the assets of Anchor, if the following conditions are satisfied:

•	the person must enter into a confidentiality agreement on terms in form and substance substantially similar to the confidentiality agreement dated June 21, 2001 between Anchor and IGT;

•	the Anchor board of directors determines after consultation with outside legal counsel that it must engage in discussions or negotiations regarding the takeover proposal in order to comply with its fiduciary duties to the holders of Anchor common stock under applicable law; and

•	the board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, that the takeover proposal, if accepted,

–	is reasonably capable of being completed on substantially the terms proposed, taking into account all legal, financial and regulatory aspects of the takeover proposal and the person making it, including that person’s availability of requisite funds; and

–	would result in a transaction that would provide greater value to the Anchor stockholders than the merger, referred to as a superior proposal.

      If Anchor receives any inquiries, offers or proposals from any person with respect to any takeover proposal, then, within 48 hours of the receipt thereof, Anchor will notify IGT orally and in writing of the status and details of that takeover proposal, including without limitation, the terms and conditions of the takeover proposal, the identity of the person or entity making it and all other information reasonably requested by IGT.

      The merger agreement does not prohibit Anchor from disclosing to Anchor stockholders the statement required by Rule 14e-2(a) under the Securities Exchange Act of 1934 with respect to a takeover proposal by means of a tender offer.

      IGT has agreed that before the completion of the merger it will not (1) consolidate with or merge into any other person where IGT is not or would not be the continuing or surviving corporation or entity and ultimate parent entity (as that term is used under the Hart-Scott-Rodino Antitrust Improvements Act and related rules) of the consolidation or merger, or (2) transfer all or substantially all of its properties and assets to any person, unless, in each case, the acquiring person acknowledges that the surviving entity will continue to be bound by all obligations of IGT under the merger agreement.

Other Covenants

      Under the merger agreement IGT and Anchor agreed to the following additional covenants:

      Stockholders’ Meetings

      IGT and Anchor will each duly call, give notice of, and hold a special meeting of its stockholders to approve the merger agreement as soon as reasonably practicable after the registration statement on Form S-4 of which this joint proxy statement/ prospectus forms a part has been declared effective by the Securities and Exchange Commission but after taking into account the likely timing of obtaining regulatory approvals to complete the transactions contemplated by the merger. IGT and Anchor will each use reasonable efforts to solicit proxies from its stockholders, and will take all other action necessary or advisable to secure the vote or consent of stockholders as required by applicable law. IGT and Anchor each, through its respective board of directors, will recommend to its respective stockholders the approval of the merger agreement.

     Reasonable Efforts

      Each of Anchor, IGT and NAC Corp. has agreed to use commercially reasonable good faith efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the merger in the most expeditious manner practicable. For example, each company has agreed to:

•	make all necessary applications, registrations and filings, including filings with governmental entities;

•	obtain all necessary actions or nonactions, licenses, consents, approvals or waivers from governmental entities or third parties;

•	take all reasonable steps necessary to obtain an approval or waiver from, or to avoid any action or proceeding by, any governmental entity;

•	execute and deliver additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement;

•	defend any lawsuits or other legal proceedings by persons other than governmental entities, challenging the merger agreement or the consummation of the transactions contemplated under it;

•	use commercially reasonable efforts to fulfill all conditions to the respective obligations of IGT, NAC Corp. or Anchor under the merger agreement; and

•	use commercially reasonable efforts to prevent the entry, enactment or promulgation of any threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order.

      In addition, Anchor has agreed to take all commercially reasonable actions requested by IGT in connection with obtaining any consents, waivers or amendments requested by IGT under any outstanding debt instruments of Anchor.

      Notwithstanding these agreements, IGT will not be obligated to take any action if the taking of the action or the obtaining of any waiver, license, consent, approval or exemption is reasonably likely to be materially burdensome to IGT and its subsidiaries taken as a whole or to impact (1) in a materially adverse manner the operations of IGT or (2) the economic or business benefits of the transactions contemplated by the merger agreement so as to render completion of the merger inadvisable to IGT, in its good faith judgment.

     Gaming Approvals

      Provided that IGT is not obligated to take any action which would require IGT to surrender or terminate a Gaming Approval (as defined below) held by it or its subsidiaries, IGT and Anchor have agreed to:

•	promptly prepare and file all documentation, to effect all applications, notices, petitions and filings, and obtain as promptly as practicable all permits, registrations, licenses, findings of suitability, qualifications, consents, waivers, variances, exemptions, orders, approvals and authorizations of all governmental entities under all gaming laws which are necessary in connection with the consummation of the transactions contemplated by the merger agreement (the “Gaming Approvals”) and to comply with the conditions of all Gaming Approvals;

•	use commercially reasonable efforts to file within forty-five days of the date of the merger agreement, and in all events will file within seventy-five days of the date of the merger agreement, all required initial applications and documentation in connection with obtaining the Gaming Approvals and act reasonably and promptly in responding to requests for any additional information by governmental entities or gaming authorities in connection with obtaining the Gaming Approvals;

•	give the other party the right to review and, to the extent practicable, the right to comment on all information relating to it, and any of its respective subsidiaries, directors, officers and stockholders, which appears in any filing made with, or written materials submitted to any governmental entity in connection with, the merger, subject to the confidentiality agreement and applicable laws relating to the exchange of information; and

•	promptly inform the other party of any communication to or from any governmental entity or gaming authority which causes the receiving party to believe that there is a reasonable likelihood that any Gaming Approval from the governmental entity will not be obtained or that receipt of its approval will be materially delayed.

      If any person (1) owning capital stock of IGT or Anchor is denied a Gaming Approval or is disqualified from eligibility for a Gaming Approval or found unsuitable by a government entity before the closing of the merger, (2) whose continued involvement in the business of IGT or Anchor as an employee, director, officer or otherwise is reasonably likely to have a material adverse effect on the likelihood that Anchor, IGT or NAC Corp. will obtain a Gaming Approval or (3) is expressly precluded by any governmental entity from having any continuing interest in Anchor, IGT or NAC Corp. as a condition to issuance or continued validity of any Gaming Approval, that person will, and IGT and Anchor will cause that person to:

•	immediately and permanently resign from any position with the related entity;

•	if required by any governmental entity, dispose of all his or her or its securities or other ownership interests in the related entity; and

•	cooperate with Anchor, IGT and NAC Corp. in obtaining and retaining in full force and effect all Gaming Approvals.

     Stock

      IGT covenants and agrees that: (1) it will take all reasonably necessary board action so that all securities (including derivative securities) of IGT issuable pursuant to the merger or the merger agreement to any executive officer or director of Anchor subject to Section 16 of the Securities Exchange Act of 1934 is issued in a transaction exempted under SEC Rule 16b-3; and (2) for a period of one year from the effectiveness of the merger, IGT will cause to be available adequate current public information with respect to IGT within the meaning of Rule 144(c) under the Securities Act of 1933.

      Indemnification and Insurance

      See “The Merger — Interests of Key Persons in the Merger — Indemnification” for a description of the provisions of the merger agreement relating to the obligation of IGT following the merger to indemnify and maintain directors’ and officers’ liability insurance for the benefit of Anchor’s directors and officers.

     Resignation of Directors and Officers

      Anchor will use commercially reasonable efforts to cause the officers and directors of Anchor and its subsidiaries as IGT may request to resign their positions as such upon the effective date of the merger.

     Rights Agreement

      The board of directors of Anchor will take all further action reasonably requested in writing by IGT in order to render Anchor’s rights agreement or any similar instrument inapplicable to the merger and the other transactions contemplated by the merger agreement. Except as requested in writing by IGT, during the term of the merger agreement, the board of directors of Anchor will not (1) amend its rights agreement or (2) take any action with respect to, or make any determination under, the rights agreement.

     Board of Directors of IGT

      As of the effectiveness of the merger (1) the by-laws of IGT will be amended to increase the size of the board of directors of IGT by two and (2) Thomas J. Matthews and a person to be mutually agreed upon by IGT and Anchor will be appointed as directors of IGT. The parties have subsequently agreed that, upon obtaining any required regulatory approvals, Richard Burt, a director of Anchor, will be appointed to the second new IGT board seat.

     Miscellaneous

      The merger agreement contains other covenants relating to preparation and distribution of this joint proxy statement/ prospectus, public announcements regarding the merger, mutual notification of specified matters, access to information and officer’s certificates for tax counsel opinions.

Conditions to the Merger

      The respective obligations of Anchor, IGT and NAC Corp. to complete the merger are subject to the satisfaction or wavier of the following conditions:

•	the requisite number of Anchor stockholders and requisite number of IGT stockholders each approve the principal terms of the merger agreement and the merger;

•	the shares of IGT common stock to be issued in the merger and under the stock option plan have been authorized for trading on the New York Stock Exchange, subject to official notice of issuance;

•	no litigation brought by a governmental entity will be pending and no litigation will be threatened by any governmental entity, which seeks to enjoin or prohibit the completion of the merger, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger will be in effect;

•	the effectiveness under the Securities Act of 1933 of the registration statement on Form S-4 of which this joint proxy statement/ prospectus forms a part and the absence of any stop order issued or sought regarding the registration statement;

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expires or is terminated; and

•	receipt by IGT and Anchor of the written opinions from their respective counsel that the merger will constitute a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code.

      In addition, the respective obligations of IGT and NAC Corp. to complete the merger are subject to satisfaction or waiver of the following conditions:

•	Anchor’s representations and warranties in the merger agreement are true and correct in all material respects on the effective date of the merger, except that representations and warranties that include a standard of materiality must be true and correct in all respects after giving effect to the applicable standard;

•	Anchor has performed or complied in all material respects with all agreements and covenants required to be performed or complied with before the effective time of the merger;

•	Anchor’s delivery of an officer’s certificate as to compliance with Anchor’s representations, warranties, agreements and covenants under the merger agreement;

•	IGT has received an affiliate agreement from each person who may be deemed an affiliate of Anchor;

•	IGT has received from Anchor (1) a certificate of good standing from the Secretary of State of the State of Nevada stating that Anchor is a validly existing corporation and in good standing, (2) duly adopted resolutions of the board of directors of Anchor and the stockholders of Anchor approving the execution, delivery and performance of the merger agreement and the instruments contemplated thereby, certified by the Secretary of Anchor, and (3) a true and complete copy of the articles of incorporation of comparable governing instruments, as amended, of Anchor and its subsidiaries certified by the Secretary of State of the state of incorporation or comparable authority in other jurisdictions, and a true and complete copy of the by-laws or comparable governing instruments, as amended, of Anchor and its subsidiaries certified by the Secretary of Anchor and its subsidiaries, as applicable;

•	IGT has received a “comfort letter” from Deloitte & Touche LLP on the date of this joint proxy statement/ prospectus and on the closing date;

•	each of Thomas J. Matthews and Joseph Murphy will have continued in the employment of Anchor through, and be employed by Anchor on, the date of completion of the merger and new employment agreements contemplated by the merger agreement will then be in full force and effect;

•	on or before the effectiveness of the merger there has been no material adverse change with respect to Anchor;

•	IGT has received evidence, in form and substance reasonably satisfactory to IGT, that all licenses, permits, consents, approvals, waivers, findings of suitability, authorizations, qualifications and orders of, and declarations, registrations and filings, including Gaming Approvals and approvals under lottery laws, required to be obtained by Anchor or IGT from all governmental entities and parties to loan or credit agreements or instruments to which Anchor, IGT or any of their respective subsidiaries is a party or are bound or affected have been obtained other than those which would not (1) have a material adverse effect on the transactions contemplated by the merger agreement, (2) have a material adverse effect on the surviving corporation or IGT after the completion of the merger, (3) have a material adverse effect on the continuation of operations and business of Anchor and its subsidiaries by the surviving corporation after the completion of the transactions contemplated by the merger agreement or (4) cause any officer or director of Anchor to be in violation of applicable law in any material respect; and

•	Anchor will be in compliance with the Indenture, dated October 17, 2000 between Anchor and U.S. Trust Company, N.A. after giving “pro forma” effect to the merger.

In addition, the obligation of Anchor to complete the merger is subject to satisfaction or waiver of the following conditions:

•	IGT’s and NAC Corp.’s representations and warranties in the merger agreement are true and correct in all material respects on the effective date of the merger, except that representations and warranties that include a standard of materiality must be true and correct in all respects after giving effect to the applicable standard;

•	IGT has performed or complied in all material respects with all agreements and covenants required to be performed or complied with before the effective time of the merger;

•	IGT’s delivery of an officer’s certificate as to compliance with IGT’s representations, warranties, agreements and covenants under the merger agreement;

•	Anchor has received from IGT (1) a certificate of good standing from the Secretary of State of the State of Nevada that IGT is a validly existing corporation and in good standing, (2) duly adopted resolutions of the board of directors of IGT and NAC Corp. approving the execution, delivery and performance of the merger agreement and the instruments contemplated thereby, and of the stockholders of IGT in approving the issuance of the IGT common stock pursuant to the merger, and (3) a true and complete copy of the articles of incorporation or comparable governing instruments, as amended, of IGT and NAC Corp. certified by the Secretary of State of the state of incorporation or comparable authority in other jurisdictions, and a true and complete copy of the bylaws, as amended, of IGT and NAC Corp. certified by the Secretary and Assistant Secretary of IGT and NAC Corp., as applicable;

•	Anchor has received a “comfort letter” from Deloitte & Touche LLP on the date of this joint proxy statement/ prospectus and on the closing date; and

•	on or before the effectiveness of the merger there has been no material adverse change with respect to IGT.

Termination

      The merger agreement may be terminated at any time before the effective time of the merger as follows:

•	by mutual written consent of IGT and Anchor;

•	unless IGT is in material breach of any representation, warranty, covenant or agreement in the merger agreement, by IGT if Anchor materially breaches any of its representations, warranties, covenants or agreements in the merger agreement or if any representation or warranty of Anchor becomes untrue, and this breach or untruth continues for forty-five days following notice to Anchor of the breach or untruth, or the nature of the breach or untruth would render the conditions to IGT’s obligations to consummate the merger incapable of satisfaction by January 30, 2002;

•	unless Anchor is in material breach of any representation, warranty, covenant or agreement in the merger agreement, by Anchor if IGT materially breaches any of its representations, warranties, covenants or agreements in the merger agreement or if any representation or warranty of IGT becomes untrue, and this breach or untruth continues for forty-five days following notice to IGT of the breach or untruth, or the nature of the breach or untruth would render the conditions to Anchor’s obligations to consummate the merger incapable of satisfaction by January 30, 2002;

•	by either IGT or Anchor if any governmental entity will have issued an order, decree or ruling, or taken any other action, permanently enjoining, restraining or otherwise prohibiting the completion of the merger, and the order, decree, ruling or other action will have become final and nonappealable;

•	by either IGT or Anchor if the merger does not occur by January 30, 2002, unless the merger does not occur due to a breach of a covenant, or a willful and material breach of a representation or warranty in the merger agreement by the party seeking to terminate and provided that if the merger has not been consummated because of a failure to obtain approval from a governmental entity and this approval is still being pursued, then IGT or Anchor may extend the date of termination until April 30, 2002 by providing written notice thereof to the other party on or before January 30, 2002;

•	provided the terminating party is not in material breach of any of its obligations under the merger agreement, by either IGT or Anchor if any approval of the stockholders of IGT or Anchor required for completion of the merger will not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of IGT’s or Anchor’s stockholders or at any adjournment or postponement;

•	by IGT if the Anchor board (1) withdraws or modifies adversely its recommendation of the merger (following the receipt by Anchor of a takeover proposal), (2) recommends a takeover proposal to Anchor stockholders, or (3)fails to call or hold the Anchor stockholders’ meeting following Anchor’s receipt of a takeover proposal;

•	by Anchor, if before the Anchor stockholders’ meeting and as a result of a superior proposal (as defined in “— No Inconsistent Activities” above), the Anchor board determines in good faith, after consultation with outside legal counsel, that the termination of the merger agreement and acceptance of the superior proposal is necessary in order to comply with its fiduciary duties; except that before Anchor may so terminate the merger agreement, it must (1) give IGT notice of the proposed termination, (2) allow IGT, in IGT’s sole discretion, the right within five business days of IGT’s receipt of Anchor’s notice to amend the merger agreement to make the terms substantially similar to the superior proposal and (3) negotiate in good faith with IGT regarding any amendment of the merger agreement. Anchor may terminate the merger agreement if IGT and Anchor do not reach an agreement to amend the merger agreement within five days following IGT’s receipt of Anchor’s termination notice;

•	by Anchor by written notice delivered to IGT if the IGT average share value is less than $50.00 unless IGT, within five trading days after receipt of the written notice from Anchor of its intention to so terminate, elects at its sole option to adjust the exchange ratio (see “— Conversion of Shares in the Merger” above); and

•	by IGT by written notice delivered to Anchor if the IGT average share value is greater than $75.00 per share unless Anchor, within five trading days after receipt of the written notice from IGT of its intention to so terminate elects at its sole option to adjust the exchange ratio (see “— Conversion of Shares in the Merger” above).

      The party desiring to terminate the merger agreement must give a written termination notice to the other party.

Fees and Expenses

      Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated in the merger agreement will be paid by the party incurring those expenses; except (1) the termination fee described in “— Termination Fee” below and (2) those expenses incurred in connection with the printing of this joint proxy statement/prospectus, including the filing fee paid to the Securities and Exchange Commission and the filing fee relating to the HSR Act, which will be shared equally by IGT and Anchor.

Termination Fee

      Anchor must pay IGT $30,000,000 in the event of the termination of the merger agreement under any of the following circumstances:

•	Anchor terminated the merger agreement because it received a superior proposal and it did not reach agreement with IGT to amend the merger agreement so as to make it substantially similar to the superior proposal;

•	IGT terminated the merger agreement because Anchor’s board withdrew or adversely modified its recommendation to its stockholders following Anchor’s receipt of a takeover proposal, recommended a takeover proposal to the Anchor stockholders or failed to call or hold the Anchor stockholders’ meeting following Anchor’s receipt of a takeover proposal; or

•	IGT terminated the merger agreement because Anchor willfully and materially breached its covenant not to solicit, initiate, encourage or participate in discussions or negotiations regarding a takeover proposal in a manner not required to satisfy the Anchor board’s fiduciary duties as described in “— No Inconsistent Activities” above; or

•	(1)a takeover proposal was made before the Anchor stockholders’ meeting (whether or not rejected or withdrawn), (2) the Anchor stockholders did not approve the Anchor merger proposal and (3) within twelve months after the termination of the merger agreement Anchor enters into an agreement for, and completes within twenty-four months after the termination of the merger agreement, a transaction that would constitute a takeover proposal (whether or not with the party who made the initial takeover proposal).

Amendment

      IGT and Anchor may amend or supplement the merger agreement in writing at any time, except that following approval by the Anchor stockholders and IGT stockholders, there may be no amendment to the merger agreement that by law requires further approval by the Anchor stockholders and IGT stockholders unless Anchor or IGT, as applicable, first obtains the necessary approval.

Waiver

      The merger agreement permits Anchor, IGT and NAC Corp. at any time before the effective time of the merger to:

•	extend the time to perform any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement except that following approval by the Anchor stockholders or the IGT stockholders, there may be no waiver of any term of the merger agreement that by law requires further approval by the Anchor stockholders and IGT stockholders unless Anchor or IGT, as applicable, first obtains such approval.

      The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

Voting Agreements

      Contemporaneously with the execution of the merger agreement, in order to induce IGT to enter into the merger agreement, two of Anchor’s executive officers and stockholders, Thomas J. Matthews and Joseph Murphy, entered into voting agreements with IGT. Mr. Matthews is Anchor’s Chief Executive Officer. Mr. Murphy is Anchor’s Chief Operating Officer — Gaming Operations. Under the voting agreements, each of these stockholders has agreed to vote all of the Anchor common stock owned by him in favor of the merger and against any inconsistent proposals or transactions. Additionally, each of these stockholders has agreed not to pledge or otherwise dispose of any Anchor common stock owned by him. The voting agreements terminate upon a termination of the merger agreement.

      As of October 29, 2001, these two stockholders beneficially owned and were entitled to vote an aggregate of 235,000 shares of common stock, or approximately 1.6% of Anchor’s outstanding common stock, excluding shares issuable pursuant to stock options.

Anchor Affiliate Agreements

      As an inducement to IGT to enter into the merger agreement, eight affiliates of Anchor executed affiliate agreements contemporaneously with the execution of the merger agreement. Under these affiliate agreements, IGT will be entitled to place appropriate legends regarding transferability on the certificates evidencing any IGT common stock that are received by these persons or entities. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act of 1933 on shares of IGT common stock to be received by them in the merger. IGT has not granted registration rights to any of Anchor’s stockholders in connection with the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following unaudited pro forma combined condensed financial statements, including the notes thereto, are based on and are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and the notes thereto of IGT, which were previously reported in IGT’s Annual Report on Form 10-K, as amended on Form 10-K/ A, for the year ended September 30, 2000, IGT’s Quarterly Reports on Form 10-Q for the quarters ended December 30, 2000 and March 31, 2001, each as amended on Form 10-Q/ A, IGT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and the consolidated financial statements and the notes thereto of Anchor, which were previously reported in Anchor’s Annual Report on Form 10-K for the year ended June 30, 2001 and Quarterly Report on Form 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001. All of the above-listed financial statements of IGT and Anchor’s Annual Report on Form 10-K for the year ended June 30, 2001 are incorporated in this joint proxy statement/prospectus by reference. See “Incorporation of Documents by Reference.”

      The acquisition of Anchor will be accounted for using the purchase method of accounting. The unaudited pro forma combined condensed statements of income of IGT for the nine months ended June 30, 2001 and for the year ended September 30, 2000 and the unaudited pro forma combined condensed balance sheet of IGT as of June 30, 2001, which are set forth below, give effect to the purchase of Anchor based upon the assumptions set forth below and in the notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma financial information assumes that the purchase of Anchor was completed on October 3, 1999 for the unaudited pro forma combined condensed statements of income and on June 30, 2001 for the unaudited pro forma combined condensed balance sheet.

      The pro forma statement of income for the twelve month period ended September 30, 2000 includes the historical results of Anchor for the twelve month period ended June 30, 2000. Certain amounts in the historical financial statements for Anchor including revenues and costs and expenses classifications and certain depreciation have been reclassified to be consistent with the presentation used by IGT. IGT and Anchor have no significant intercompany activity which would require elimination in preparing the unaudited pro forma combined condensed financial statements.

      The pro forma adjustments and the resulting unaudited pro forma combined condensed financial statements were prepared based on available information and certain assumptions and estimates described in the notes to the unaudited pro forma combined condensed financial statements. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed, has not been made, and the allocation reflected in the unaudited pro forma combined condensed financial statements should be considered preliminary.

      The unaudited pro forma combined condensed financial statements do not purport to represent what IGT’s financial position or results of operations would have been had the acquisition of Anchor occurred on the dates indicated or to project IGT’s financial position or results of operations for any future period. Furthermore, the unaudited pro forma combined condensed financial statements do not reflect changes that may occur as the result of activities after the merger closes.

      In March 2001, IGT completed the purchase of Silicon Gaming, Inc. (“Silicon”). Financial results for Silicon after the closing of the acquisition are included in IGT’s historical results. The pro forma effect of Silicon is not included as it is not material.

      During the nine months ended June 30, 2001, Anchor recorded various one-time charges. See Note 11 of Notes to Unaudited Pro Forma Combined Condensed Financial Statements. Excluding these charges, pro forma net income for the nine months ended June 30, 2001 would have been $195.7 million or $2.13 per diluted share.

IGT

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

June 30, 2001
(In thousands)

	IGT	Anchor	Pro Forma		IGT
	Historical	Historical	Adjustments		Pro Forma

Assets
Current assets:
Cash and cash equivalents	$276,458	$24,147	$(34,198	)(1)(2)	$266,407
Investment securities at market value	10,075	—	—		10,075
Accounts receivable, net	260,623	29,010	39,002	(1)	328,635
Current maturities of long-term notes and contracts receivable, net of allowances	78,335	4,394	—		82,729
Inventory	177,825	14,810	—		192,635
Investments to fund liabilities to jackpot winners	28,829	—	7,956	(1)	36,785
Deferred income taxes	32,598	5,473	—		38,071
Prepaid expenses and other	66,955	6,514	33,690	(1)	107,159

Total Current Assets	931,698	84,348	46,450		1,062,496
Long-term notes and contracts receivable, net of allowances and current maturities	99,539	14,965	—		114,504
Property, plant and equipment, net	189,742	123,628	46,098	(1)	359,468
Investments to fund liabilities to jackpot winners	232,243	—	82,088	(1)	314,331
Deferred income taxes	133,028	26,259	(159,287	)(3)(4)	—
Intangible assets	172,774	63,508	1,237,220	(4)	1,473,502
Other assets	113,520	93,722	(154,916	)(1)	52,326

Total Assets	$1,872,544	$406,430	$1,097,653		$3,376,627

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Current maturities of long-term notes payable	$5,334	$676	$—		$6,010
Accounts payable	63,371	9,882	—		73,253
Jackpot liabilities	79,474	—	47,797	(1)	127,271
Accrued employee benefit plan liabilities	33,039	—	—		33,039
Accrued interest	10,763	6,455	—		17,218
Other accrued liabilities	90,695	49,585	96	(1)	140,376

Total Current Liabilities	282,676	66,598	47,893		397,167
Long-term notes payable and capital lease obligations, net of current maturities	992,372	406,124	(105,954	)(2)(4)	1,292,542
Long-term jackpot liabilities	259,808	—	96,827	(1)	356,635
Long-term deferred tax liabilities	—	—	109,713	(3)(4)	109,713
Other liabilities	13,293	—	—		13,293
Minority interest in consolidated subsidiary	—	4,263	—		4,263

Total Liabilities and Minority Interest in Consolidated Subsidiary	1,548,149	476,985	148,479		2,173,613

Commitments and contingencies
Stockholders’ equity (deficiency):
Common stock	98	292	(283	)(4)(5)	107
Additional paid-in capital	349,307	156,001	734,331	(4)(5)	1,239,639
Deferred compensation	—	(5,325)	(6,397	)(4)(6)(7)	(11,722)
Retained earnings	1,201,648	207,691	(207,691	)(5)	1,201,648
Treasury stock	(1,215,707)	(429,214)	429,214	(5)	(1,215,707)
Accumulated other comprehensive loss	(10,951)	—	—		(10,951)

Total Stockholders’ Equity (Deficiency)	324,395	(70,555)	949,174		1,203,014

Total Liabilities and Stockholders’ Equity (Deficiency)	$1,872,544	$406,430	$1,097,653		$3,376,627

IGT

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

For the Year Ended September 30, 2000
(In thousands except per share amounts)

	IGT	Anchor		Pro Forma		IGT
	Historical	Historical		Adjustments		Pro Forma

Revenues
Product sales	$603,381	$—		$—		$603,381
Gaming operations	295,023	61,276		375,379	(1)	731,678
Gaming systems	—	180,585		—		180,585
Casino operations	—	183,631		(44,337	)(8)	139,294

Total revenues	898,404	425,492		331,042		1,654,938

Costs and Expenses
Cost of product sales	375,750	—		—		375,750
Cost of gaming operations	124,806	51,343		164,535	(1)	340,684
Cost of gaming systems	—	122,953		—		122,953
Cost of casino operations	—	122,433		(31,210	)(8)	91,223
Selling, general, and administrative	150,051	65,598		1,273	(1)(6)(8)	216,922
Depreciation and amortization	20,897	13,747		21,789	(4)(8)	56,433
Research and development	55,204	16,528		3,853	(1)	75,585
Provision for bad debts	10,153	2,317		28	(1)	12,498
Impairment of assets and restructuring	6	2,641	(10)	—		2,647

Total costs and expenses	736,867	397,560		160,268		1,294,695

Earnings of Unconsolidated Affiliates	105,991	93,404		(199,370	)(1)	25

Income from Operations	267,528	121,336		(28,596)		360,268

Other Income (Expense)
Interest income	50,977	1,998		6,019	(1)(2)(8)	58,994
Interest expense	(102,170)	(16,475)		8,190	(1)(2)	(110,455)
Gain on investments	4,553	—		—		4,553
Loss on sale of assets	(917)	(229)		—		(1,146)
Other	25,016	1,348		(79	)(1)(8)	26,285
Minority interest in earnings of consolidated subsidiary	—	(608)		—		(608)

Other income (expense), net	(22,541)	(13,966)		14,130		(22,377)

Income Before Income Taxes	244,987	107,370		(14,466)		337,891
Provision for Income Taxes	88,195	42,411		(5,063	)(3)(8)	125,543

Net Income	$156,792	$64,959		$(9,403)		$212,348

Weighted Average Common Shares Outstanding	76,586			14,860	(9)	91,446
Weighted Average Common and Potential Shares Outstanding	78,229			15,633	(9)	93,862
Basic Earnings Per Share	$2.05					$2.32

Diluted Earnings Per Share	$2.00					$2.26

IGT

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

For the Nine Months Ended June 30, 2001
(In thousands except per share amounts)

	IGT	Anchor	Pro Forma		IGT
	Historical	Historical	Adjustments		Pro Forma

Revenues
Product sales	$636,222	$—	$—		$636,222
Gaming operations	267,086	41,191	364,996	(1)	673,273
Gaming systems	—	124,521	—		124,521
Casino operations	—	114,865	(8,012	)(8)	106,853

Total revenues	903,308	280,577	356,984		1,540,869

Costs and Expenses
Cost of product sales	385,350	—	—		385,350
Cost of gaming operations	122,537	29,703	157,146	(1)	309,386
Cost of gaming systems	—	111,222	—		111,222
Cost of casino operations	—	76,676	(6,361	)(8)	70,315
Selling, general, and administrative	134,789	47,087	2,434	(1)(6)(8)	184,310
Depreciation and amortization	14,675	10,893	18,059	(4)(8)	43,627
Research and development	44,590	9,589	2,908	(1)	57,087
Provision for bad debts	14,926	2,408	2,014	(1)	19,348
Impairment of assets and restructuring	(1,100)	129,398	—		128,298

Total costs and expenses	715,767	416,976	176,200		1,308,943

Earnings of Unconsolidated Affiliates	104,049	103,131	(206,262	)(1)	918

Income (Loss) from Operations	291,590	(33,268)	(25,478)		232,844

Other Income (Expense)
Interest income	36,124	1,644	369	(1)(2)(8)	38,137
Interest expense	(76,326)	(31,103)	12,163	(1)(2)(4)(8)	(95,266)
Gain on sale of assets	445	7,684	(8,051	)(8)	78
Other	(303)	493	(21	)(1)(8)	169
Minority interest in earnings of consolidated subsidiary	—	(558)	—		(558)

Other income (expense), net	(40,060)	(21,840)	4,460		(57,440)

Income (Loss) Before Income Taxes	251,530	(55,108)	(21,018)		175,404
Provision for Income Taxes	93,066	17,026	(19,492	)(3)(8)	90,600

Net Income (Loss)	$158,464	$(72,134)	$(1,526)		$84,804

Weighted Average Common Shares Outstanding	73,523		14,860	(9)	88,383
Weighted Average Common and Potential Shares Outstanding	76,390		15,633	(9)	92,023
Basic Earnings Per Share	$2.16				$.96

Diluted Earnings Per Share	$2.07				$.92	(11)

IGT

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following pro forma adjustments have been made to the unaudited pro forma financial information:

(1)	Historically IGT and Anchor applied the equity method to account for their respective share of the Spin For Cash Joint Venture. After the merger, the joint venture will be consolidated. The pro forma adjustments reflect the elimination of the investments in the joint venture of $154.9 million and the elimination of the earnings of unconsolidated affiliates of $199.4 million for fiscal 2000 and $206.3 million for the nine months ended June 30, 2001. The adjustments also include the consolidation of the joint venture as summarized below (in thousands):

June 30,
2001

Balance sheet items as of:
Cash and cash equivalents	$90,802
Accounts receivable, net	39,002
Investments to fund liabilities to jackpot winners	7,956
Prepaid expenses and other	33,690
Property, plant and equipment, net	46,098
Investments to fund liabilities to jackpot winners	82,088
Jackpot liabilities	47,797
Other accrued liabilities	96
Long-term jackpot liabilities	96,827

	Year Ended	Nine Months
	September 30,	Ended June 30,
	2000	2001

Statement of income items for the periods:
Gaming operations revenues	$375,379	$364,996
Cost of gaming operations	164,535	157,146
Selling, general, and administrative	300	225
Research and development	3,853	2,908
Provision for bad debts	28	2,014
Interest income	9,778	3,839
Interest expense	4,494	261
Other expense, net	15	19

(2)	Concurrent with the merger, IGT will refinance Anchor’s obligation under Anchor’s senior credit facility. Anchor’s obligation will be repaid in full and terminated. IGT expects to use available cash and draw from its line of credit to refinance this debt. At June 30, 2001, Anchor’s obligation under its credit facility totaled $156.5 million.

The adjustment reflects the repayment of Anchor’s credit facility obligation assuming $125.0 million is paid using available cash and the remainder is drawn from IGT’s line of credit at an interest rate of 4.95%. The weighted average interest rate on Anchor’s credit facility for the nine month period ended June 30, 2001 was 8.24% and was 7.27% for fiscal 2000. Pro forma interest expense decreased by $9.4 million in the nine-month period and $12.7 million for fiscal 2000. The adjustment also includes a decrease in interest income of $3.5 million for the nine month period due to lower cash balances and $3.7 million for fiscal 2000 based on an interest rate of 3.7%.

IGT anticipates that the $248.5 million principal amount of Anchor’s 9 7/8% Senior Subordinated Notes will remain outstanding following the merger and has treated these Notes on this basis in the pro forma information presented.

IGT

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(3)	All adjustments to the pro forma statements of income have been tax effected using our statutory federal tax rate of 35%, except for the disposal of Sunland Park Race Track and Casino (Sunland), which reflects actual taxes on the transaction of approximately $15.0 million. The long-term deferred tax liabilities amount reflects the adjustment to recognize the difference between the fair market values and the tax bases of the assets acquired by IGT.

(4)	The merger will be accounted for as a purchase under the newly issued Statement of Financial Accounting Standards No. 141 “Business Combinations.” The estimated purchase price and purchase price allocation are noted below (in thousands except shares and per share amounts):

Estimated Purchase Price:
Shares of Anchor common stock outstanding at June 30, 2001	14,859,642
IGT’s share price based on the average closing price for the 20-day period ended August 2, 2001	$54.85

Consideration for Anchor outstanding common stock	815,051
Fair value of Anchor stock options assumed by IGT	65,290
Estimated transaction costs	10,000

Total estimated purchase price	$890,341

Purchase Price Allocation:
Historical net book value of Anchor, excluding intangible assets of $63.5 million	$(134,063)

Estimated fair value adjustments relating to:
Intangible assets with finite lives	405,000
Intangible assets with indefinite lives	312,000
Goodwill	583,728

Total intangible assets	1,300,728

Assumed debt	(19,046)
Deferred taxes	(269,000)
Deferred compensation	11,722

Total estimated purchase price	$890,341

The pro forma adjustments related to intangible assets include the estimated increase of $1,300.7 million from the purchase price allocation above and the elimination of Anchor’s historical intangible assets of $63.5 million for a total pro forma adjustment to intangible assets of $1,237.2 million.

Stock options of Anchor employees will be converted into the right to purchase IGT stock. In accordance with FASB Interpretation 44, “Accounting for Certain Transactions Involving Stock Compensation”, the fair value of the stock options issued in exchange for outstanding awards are to be included as part of the purchase price in a business combination. The fair value of the options is approximately $65.3 million. This amount was calculated based on our best estimate of the fair value of the outstanding awards assuming a market price of $54.85 per share.

Amortizable intangible assets with finite lives of $405.0 million have been assigned a useful life of 12 years. Intangible assets with indefinite lives totaled $312.0 million. The increase in amortization of identifiable intangible assets with finite lives totaled $25.3 million for the nine months ended June 30, 2001 and $33.7 million for fiscal 2000. These increases in amortization expense were offset by the elimination of amortization on Anchor’s historical intangible assets of $7.2 million for the nine months ended June 30, 2001 and $8.9 million for fiscal 2000. The estimated fair value

IGT

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

adjustment related to the debt assumed totaled $19.0 million. The amortization of this fair value adjustment resulted in a decrease in interest expense of $1.9 million for the nine months ended June 30, 2001. Because this debt originated in October 2000, no adjustment was made to fiscal 2000 interest expense.

The above purchase price allocation and the lives assigned to the assets are preliminary and have been made solely for the purpose of developing the IGT Pro Forma Financial Statements. After the closing of the merger, IGT, with the assistance of valuation consultants, will complete its evaluation of the fair value and the lives of the assets acquired. Accordingly, the allocation of the purchase price and the lives of the assets acquired, and resulting amortization expense which are based on preliminary estimates, may differ from the final purchase price allocation and the final lives assigned to the assets. Any change in the fair value or lives assigned to amortizable or depreciable assets would impact the results of future operations. For each $10.0 million change, if any, in the amount allocated to intangible assets with finite lives, the combined pro forma net income would change by approximately $542,000 net of tax (assuming a useful life of 12 years). Any change in the IGT share price would have the effect of impacting recorded goodwill. As goodwill will not be amortized, this will have no impact on pro forma results of operations.

(5)	The adjustment reflects IGT shares issued in the merger and the adjustment of Anchor’s equity.

(6)	FASB Interpretation 44 requires the intrinsic value of the unvested awards to be allocated to deferred compensation and recognized as non-cash compensation cost over the remaining future vesting periods. The ultimate amount to be allocated to deferred compensation will be based on the price of IGT common stock at the date of the merger. We estimate the total unearned compensation to be $11.7 million based on an estimated stock price of $54.85 and amortized over an estimated remaining vesting period of three years. The adjustment reflects deferred compensation as a component of stockholders’ equity. Amortization of deferred compensation was included in the pro forma financials of $2.9 million for the nine months ended June 30, 2001 and $3.9 million for fiscal 2000.

(7)	The Anchor historical balance sheet includes deferred compensation related to shares issued as restricted stock awards. The vesting of these shares will be accelerated upon merger. The amount reflects the elimination of the related deferred compensation.

(8)	In December 2000, Anchor disposed of its racetrack assets including Sunland and its 25% interest in a Massachusetts horse racing facility. The pro forma statement of income adjustments eliminate the results of these activities. The nine month period also includes an adjustment to eliminate the gain on the sale of these assets. The eliminations are reflected below (in thousands):

	Year Ended	Nine Months
	September 30,	Ended June 30,
	2000	2001

Statement of income items for the periods:
Casino operations revenues	$44,337	$8,012
Cost of casino operations	31,210	6,361
Selling, general and administrative	2,939	722
Depreciation and amortization	3,060	6
Interest income	59	1
Interest expense	—	1,036
Other income (expense), net	64	8,053
Provision for income taxes	2,538	14,915

IGT

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS (Continued)

(9)	Weighted average common shares outstanding have been adjusted to include approximately 14.9 million shares to be issued in the merger. This figure assumes that the conversion ratio in the merger is one-for-one and that the merger occurred at the beginning of the period. The adjustment also reflects the potential dilutive effect of Anchor stock options, which will be converted to options to purchase approximately 2.4 million shares of IGT common stock. Applying the treasury method of accounting, the pro forma adjustment reflects approximately 800,000 additional common shares related to these options.

(10)	In fiscal 2000, Anchor incurred impairment and restructuring charges of $2.6 million ($1.6 million, net of tax) in connection with the restructuring of its VLC subsidiary.

(11)	During the nine month period ended June 30, 2001, Anchor incurred various one-time charges. Anchor incurred impairment, restructuring, and other charges of $129.4 million ($105.3 million net of tax) primarily related to its AWI subsidiary. Anchor also incurred one-time charges of $1.7 million ($1.0 million net of tax) relating to immediate vesting of restricted stock grants upon completion of the stock repurchase from the Fulton family and $7.6 million ($4.6 million net of tax) for inventory writedowns, contractual disputes and other charges. Excluding these charges pro forma income from operations for the nine months ended June 30, 2001 would have been $371.5 million and pro forma net income would have totaled $195.7 million or $2.13 per diluted share.

COMPARISON OF THE RIGHTS OF HOLDERS OF ANCHOR COMMON STOCK AND

INTERNATIONAL GAME TECHNOLOGY COMMON STOCK

      Upon completion of the merger, the stockholders of Anchor will become stockholders of IGT, and IGT’s articles of incorporation and bylaws will govern the rights of former Anchor stockholders. Both IGT and Anchor are incorporated under Nevada law and are subject to the Nevada General Corporation Law.

      The following is a summary of material differences between the rights of holders of IGT common stock and the rights of holders of Anchor common stock. These differences arise from differences between IGT’s articles of incorporation and bylaws, on the one hand, and Anchor’s articles of incorporation and bylaws, on the other hand. We urge you to read IGT’s articles of incorporation and bylaws, which are incorporated by reference as exhibits to IGT’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, and Anchor’s articles of incorporation and bylaws, which are incorporated by reference as exhibits to Anchor’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001. For information on how to obtain these documents, see “Where You Can Find More Information.”

	Anchor Stockholder Rights	IGT Stockholder Rights

Authorized Capital Stock	The total number of authorized shares of capital stock of Anchor is 51,000,000, consisting of 50,000,000 Anchor common shares, par value $0.01 per share, and 1,000,000 Anchor preferred shares, par value $0.01 per share.	The total number of authorized shares of capital stock of IGT is 320,000,000 IGT common shares, par value $0.000625 per share.

Public Market for the Shares	Anchor common stock is traded on the NASDAQ National Market.	IGT common stock is quoted on the New York Stock Exchange.

Number of Directors and Vacancies	Anchor’s bylaws provide that Anchor’s board will fix the number of directors by majority vote of the entire board, but that the number of directors cannot be less than one or exceed 9. The Anchor board currently consists of 5 directors.

	Anchor’s articles provide that any vacancies occurring in the board of directors may be filled by a majority vote of the remaining directors, even if less than a quorum.	IGT’s articles of incorporation provide that the board of directors will consist of 3 members, and may be increased or decreased by amendment to IGT’s bylaws, but may only be decreased to less than 3 members if all shares of IGT’s capital stock are owned by less than 3 stockholders, and in no event may be less than the number of beneficial and record owners of IGT’s shares. IGT’s bylaws provide that the IGT board may increase or decrease the number of directors by resolution of a majority of the board. The IGT board currently consists of 8 directors.

IGT’s articles provide that any vacancies occurring in the board of directors may be filled by a majority vote of the remaining directors, even if less than a quorum.

Removal of Directors	Anchor’s bylaws require a 2/3 vote of stockholders entitled to vote “at a meeting called for that purpose at which a quorum is present.”	IGT’s bylaws require a 2/3 vote of stockholders entitled to vote, but that vote may be “by the vote or written consent of stockholders.”

	Anchor Stockholder Rights	IGT Stockholder Rights

Cumulative Voting	Nevada law does not mandate cumulative voting with respect to the election of members of the board of directors, and cumulative voting is only available if the articles of incorporation provide for it. Anchor’s articles specifically prohibit the use of cumulative voting by stockholders for the election of directors.	IGT’s articles are silent with respect to cumulative voting for the election of members of the board of directors.

Amendment of Bylaws	Anchor’s articles of incorporation and bylaws provide that Anchor’s bylaws may be altered, amended or repealed and new bylaws may be adopted by action of the Anchor board or the affirmative vote of two-thirds of the outstanding shares entitled to vote on the matter.	IGT’s bylaws provide that IGT’s bylaws may only be altered, amended or repealed by the affirmative vote of the IGT board of directors.

Stockholder Rights Plan	Each Anchor share has attached to it the right to purchase preferred shares issued pursuant to the Anchor rights plan. Anchor has agreed to take all action necessary to render the rights issued pursuant to the Anchor rights plan inapplicable to the merger.	IGT does not have a rights plan in place.

Quorum for Meeting of Stockholders	Anchor’s bylaws provide that a majority of stockholders entitled to vote will constitute a quorum.	IGT’s bylaws provide that one-third of the stockholders entitled to vote will constitute a quorum. New York Stock Exchange rules, however, require that over 50% of all stockholders entitled to vote be present in person or by proxy to constitute a quorum.

Advance Notice of Director Nominations and New Business	Anchor’s bylaws provide that stockholders wishing to nominate one or more persons for elections to Anchor’s board or to propose a matter at an annual meeting must provide written notice of the nomination or proposal to Anchor’s board no less than sixty days nor more than ninety days before the annual meeting.	Neither IGT’s articles nor bylaws contain any provisions regarding advance notice of nominations of persons for election to IGT’s board or submission of other business to be considered at a meeting of IGT stockholders.

Special Meetings of Stockholders	Anchor’s bylaws provide that a special meeting of stockholders may only be called by the president, the chairman of the board of directors, or pursuant to a resolution adopted by a majority of the total number of directors then constituting the board.	IGT’s bylaws provide that special meetings of the stockholders may be called by the president, the board of directors, or by the Secretary of IGT at the written request (stating the purpose or purposes for which the meeting is called) of the holders of not less than 10% of all the shares entitled to vote at the meeting.

	Anchor Stockholder Rights	IGT Stockholder Rights

Action by Stockholders Through Written Consent	Anchor’s bylaws provide that, except as may be authorized by a resolution of Anchor’s board, any action required or permitted to be taken by Anchor stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing by any of the stockholders.	Neither IGT’s articles nor bylaws prohibit actions by IGT stockholders through written consent, and IGT’s bylaws specifically contemplate use of written consents by stockholders. See “Removal of Directors” above.

Liability Indemnification of Directors	Anchor’s articles and bylaws cite two exceptions to Anchor’s obligation to indemnify directors for breach of fiduciary duty: (1) intentional misconduct, fraud, or knowing violation of law; (2) payment of distributions violating NRS 78.300.

Anchor’s bylaws state that directors may receive full indemnification if the director acted in good faith and in a manner reasonably believed to be in or not to be opposed to interests of the corporation and, if proceeding is criminal, the director had no reasonable cause to believe the conduct was unlawful. A director may be indemnified only if the indemnification was authorized by (1) stockholders, (2) majority of quorum of board members who are not parties to the act, (3) independent legal counsel if so ordered by a majority of quorum of directors not party to the act, or (4) if a quorum of directors not parties to the act cannot be maintained, then by independent legal counsel.	An amendment to IGT’s articles provides that IGT directors may receive full indemnification for breaches of fiduciary duty.

IGT’s bylaws provide that indemnification for a proceeding initiated by a director will be granted only if the proceeding received authorization by the IGT board.

PROPOSAL — AMENDMENT TO THE 1993 STOCK OPTION PLAN

      IGT maintains the International Game Technology 1993 Stock Option Plan, as amended (the “Plan”). The IGT board of directors has approved, subject to stockholder approval, an amendment (the “Amendment”) to the Plan. The Amendment is described in more detail below. Stockholders are being asked to approve the Amendment.

Proposed Amendment to the Plan

      The Plan provides for a limit on the aggregate number of shares of IGT common stock that may be issued or delivered pursuant to awards granted to employees under the Plan. The aggregate employee share limit is currently 8,000,000 shares. As of August 10, 2001, approximately 7,260,000 of the 8,000,000 shares had been issued pursuant to awards granted under the Plan or were subject to awards then outstanding under the Plan, and approximately 740,000 shares were then available for additional Plan award grants.

      As referred to above under “The Merger — Interests of Key Persons in the Merger,” Mr. Matthews, who will become President and Chief Executive Officer of the surviving corporation of the merger and Chief Operating Officer of IGT, will receive an option under the Plan to purchase 500,000 shares of IGT common stock. Also as referred to in that section, Mr. Murphy, who will continue as Chief Operating Officer — Gaming Operations of the surviving corporation of the merger with Anchor, will be granted an option under the Plan to purchase 100,000 shares of IGT common stock. If the merger is completed, each of these options will (1) be granted on the effective date of the merger, (2) have a maximum term of ten years, (3) have a per share exercise price equal to the closing trading price of IGT common stock on the effective date of the merger, and (4) vest as to one-fifth (  1/5) of the total number of shares subject to the option on each of the first five anniversaries of the effective date of the merger. These stock options will be granted to Mr. Matthews and Mr. Murphy only if the merger with Anchor is consummated. These option grants are not subject to stockholder approval of the Plan Amendment. However, if granted, these stock options will reduce the number of shares available under the Plan from approximately 740,000 shares to approximately 140,000 shares.

      The Amendment, if approved by stockholders, will increase the Plan’s aggregate employee share limit from 8,000,000 shares to 8,900,000 shares (an increase of 900,000 shares). The IGT board of directors approved the Amendment based, in part, on its belief that an increase in shares available for grants under the Plan will accommodate the grants committed to as part of the merger agreement and leave sufficient remaining shares to provide for future incentives for management and key employees through at least the 2002 annual meeting of IGT stockholders. The Plan expires on September 21, 2002 and the board expects that a new long-term incentive plan, authorizing additional shares for stock option grant purposes, will be prepared and submitted for stockholder approval at the 2002 annual meeting of stockholders.

      The Plan provides that an additional 500,000 shares may be issued under the Plan’s non-employee director grant program (in addition to the shares available for employee grants). The Amendment does not affect this non-employee director share limit.

      The principal terms of the Plan are summarized below. The following summary is qualified in its entirety by the full text of the Plan, which is filed as an exhibit to IGT’s Annual Report on Form 10-K for the year ended September 30, 2000 and can be reviewed on the SEC’s Web site at http://www.sec.gov. A copy of the Plan may also be obtained by contacting Virginia Williams, IGT’s Manager, Legal Services, at 9295 Prototype Drive, Reno, Nevada 89511-0580 (telephone number (775) 448-7777).

Operation of the Plan

      Administration. The IGT board of directors has appointed the IGT compensation committee as the “Committee” which administers the Plan.

      Awards. The Plan authorizes stock options, restricted stock awards, stock bonuses, stock appreciation rights, and performance-based awards (payable in cash or stock). The Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Generally, an option or other right to acquire stock will expire, or other award will vest, not more than 10 years after the date of grant. Under the Plan, the Committee has the authority to designate in each award the effect of a termination of service or employment.

      Eligibility. Persons eligible to receive awards under the Plan include officers (whether or not directors) or key executive, administrative, managerial, production, marketing or sales employees of IGT and its subsidiaries (“Eligible Employees”). In addition, non-employee members of the IGT board of directors are eligible to receive stock option grants under the non-employee director option grant program described below. As of August 10, 2001, approximately 500 officers and employees of IGT and its subsidiaries (including all of the named executive officers) were considered eligible under the Plan, subject to the power of the Committee to determine Eligible Employees to whom awards will be granted, and five non-employee members of the IGT board of directors were considered eligible for automatic option grants under the non-employee director option grant program. If the merger with Anchor closes, approximately 300 persons currently employed by Anchor will also be considered to be Eligible Employees.

      Transferability Restrictions. Participants generally may not transfer Plan awards or subject them in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Committee may, however, permit selected persons or entities related to a participant to exercise awards for estate and/or tax planning purposes.

      Share Limits. Currently, no more than 8,000,000 shares are issuable pursuant to awards granted to Eligible Employees under the Plan. If stockholders approve the proposed Amendment, this limit will increase to 8,900,000 shares.

      The maximum number of shares of IGT common stock issuable under the non-employee director option grant program is 500,000 shares (in addition to the shares available for Eligible Employee grants). The maximum number of shares that may be covered by options and stock appreciation rights that are granted to an individual during any calendar year cannot exceed 1,000,000 shares. No more than 500,000 shares may be issued under the Plan in respect of restricted stock awards or stock bonuses for nominal or no consideration (other than shares issued in respect of compensation earned but deferred). The Amendment, if approved by stockholders, will not affect these share limits.

      As is customary in incentive plans of this nature, the number and kind of shares available under the Plan and the then outstanding stock-based awards, as well as exercise or purchase prices, performance targets under selected performance-based awards and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

      The Plan will not limit the authority of the IGT board of directors or the Committee to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

      Stock Options. An option is the right to purchase common stock at a future date at a specified price (the “exercise price”). IGT may grant nonqualified and incentive stock options under the Plan to Eligible Employees. Incentive stock options are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the Plan. Full payment for shares purchased on the exercise of any option must be made at the time of exercise in a manner approved by the Committee. The Committee will determine the exercise price per share at the time of grant. The Committee from time to time may authorize, generally or in specific cases only, any adjustment in the exercise price of, the number of shares subject to, the restrictions upon or the term of an option granted under the Plan by cancellation of an outstanding option and a subsequent regranting of an option, by amendment, by substitution of an outstanding option, by waiver or by other legally valid means. Under the Plan, the Committee has the authority to designate in each award the effect of termination from service or employment.

      Stock Appreciation Rights. A stock appreciation right is the right to receive a payment based on the appreciation in the fair market value of the common stock from the date of grant to the date of exercise. As determined by the Committee, the payment may be paid in cash, in shares of common stock or a combination thereof.

      Restricted Stock Awards. A restricted stock award is an award of a fixed number of shares of common stock subject to vesting requirements and other restrictions. The Committee specifies the price, if any, the participant must pay for the shares and the restrictions imposed on the shares. Restricted stock awarded to a participant may not be voluntarily or involuntarily sold, assigned, transferred, pledged or encumbered during the restricted period.

      Performance-Based Awards and Stock Bonuses. The Plan permits the granting of performance-based awards and stock bonuses. The amount of cash or shares or other property that may be deliverable pursuant to a performance-based award is based upon the degree of attainment over a specified period of the measure(s) of performance of IGT or the participant as the Committee may establish. The Committee, in its discretion, may also grant a stock bonus to any eligible employee. A stock bonus is an award of shares of common stock for no consideration other than past services.

      Performance-based awards may be designed to satisfy the requirements for deductibility under Section 162(m) of the Internal Revenue Code (“Performance-Based Awards”) (in addition to other awards expressly authorized under the Plan that may also qualify as performance-based under Section 162(m)). All executive officers of IGT are eligible for these awards. The maximum number of shares of common stock which may be delivered pursuant to all awards that are granted as Performance-Based Awards to any participant in any calendar year may not exceed 1,000,000 shares (subject to adjustment) and the annual aggregate amount of compensation that may be paid to any participant in respect of cash-based Performance-Based Awards granted during any calendar year may not exceed $1,000,000. The performance goals for Performance-Based Awards are any one or a combination of earnings per share, return on equity, total stockholder return and cash flow, applied over performance cycles as determined by the Committee. The Committee determines specific cycles and target levels of performance, as well as the award levels, not later than the applicable deadline under Section 162(m) of the Internal Revenue Code and in any event at the time when achievement of these performance targets is substantially uncertain. The Committee may make appropriate adjustments to goals and targets based upon objective criteria in the case of certain events that were not anticipated at the time goals were established. IGT believes that specific performance targets (when established) are likely to constitute confidential business information, the disclosure of which may adversely affect IGT or mislead the public. The Committee must certify the achievement of the applicable performance goals and the actual amount payable to each participant under Performance-Based Awards before payment.

      Deferrals. The Committee may authorize the deferral of any award due under the Plan.

      Non-Employee Director Options. The Plan provides that when a person (other than an employee of IGT or one of its subsidiaries) is first elected to the IGT board of directors, he or she will receive a stock option under the Plan to acquire 10,000 shares of IGT common stock. The Plan also currently provides that each non-employee member of the IGT board of directors who is re-elected to office will receive a stock option under the Plan to acquire 6,000 shares of IGT common stock. This program of option grants under the Plan is referred to as the “non-employee director option grant program.” The exercise price of, as well as the period during which a director may exercise an option granted under the non-employee director option grant program are established by the terms of the Plan. Members of the IGT board of directors who are not employed by IGT or one of its subsidiaries are not eligible to receive awards under the Plan except those contemplated by the non-employee director option grant program.

      Acceleration of Awards; Possible Early Termination of Awards. Unless before a Change in Control Event the Committee determines that, upon its occurrence, benefits will not be accelerated, then generally upon the Change in Control Event each option and stock appreciation right will become immediately exercisable, restricted stock will vest, and performance-based awards will become payable. A Change in Control Event under the Plan generally includes (subject to identified exceptions) selected changes in a majority of the IGT board of directors, certain mergers or consolidations approved by IGT’s stockholders, stockholder approval of a liquidation of IGT or sale of substantially all of IGT’s business and/or assets, or the acquisition, directly or indirectly, of shares amounting to more than 50% of the combined outstanding shares in IGT by any “person” (as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934).

      Termination of or Changes to the Plan. The authority to grant new awards under the Plan will terminate on September 21, 2002, unless the IGT board of directors terminates the Plan before that time. The IGT board of directors may amend the Plan at any time, except that stockholder approval is required with respect to amendments which increase the number of shares available for issuance under the Plan, materially increase the benefits accruing to participants or materially change the participation requirements.

Federal Income Tax Consequences

      With respect to nonqualified stock options, the company is generally entitled to deduct an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a similar deduction either upon grant of the option or at the time the option is exercised. The current federal income tax consequences to the employee of other awards authorized under the Plan generally follow the following basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the stock over the purchase price only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); performance-based awards generally are subject to tax at the time of payment; and unconditional stock bonuses are generally subject to tax measured by the value of the payment received; in each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income. If an award accelerates under the Plan, the company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if the compensation attributable to awards is not “performance-based” within the meaning of Section 162(m) of the Internal Revenue Code, the company may not be permitted to deduct this compensation in some circumstances.

Specific Benefits

      For information regarding options and other awards granted to executive officers of IGT, see the material under the heading “— Executive Compensation Information” following this discussion. The stock options that Messrs. Matthew and Murphy will receive if the merger with Anchor is consummated are described above under “Proposed Amendment to the Plan.” If the Amendment had been in effect previously, IGT expects that the grants would not have been substantially different from those described in the sections referred to above. The grants to Messrs. Matthew and Murphy do not require stockholder approval of the Amendment. We cannot at this time determine the number, amount or type of other awards that eligible persons will receive in the future under the Plan. At this time, IGT is not considering any other additional awards under the Plan.

      The IGT board of directors believes that the additional shares to be made available under the Plan, if stockholders approve the Amendment, will promote the interests of IGT and its stockholders and continue to enable IGT to attract, retain and reward persons important to IGT’s success and to provide incentives based on the attainment of corporate objectives and increases in stockholder value.

Executive Compensation Information

      Compensation of Directors. Through December 2000, each non-employee director received a $12,500 annual fee and a fee of $750 for each committee meeting attended. Directors who are employees of IGT do not receive fees or additional remuneration for service as members of the board of directors or its committees.

      Effective January 2001, non-employee director compensation increased to $30,000 annually, and the fee for each committee meeting attended increased to $1,500.

      Each non-employee director receives non-qualified stock options to purchase 10,000 shares of IGT common stock upon his or her initial election to the board of directors. Additionally, every year thereafter, each non-employee director receives non-qualified stock options to purchase 6,000 shares of IGT common stock upon his re-election to the board. Each non-employee director received non-qualified stock options to purchase 6,000 shares of IGT common stock in fiscal 2000 at an exercise price of $18.1875 per share. Robert Miller received a non-qualified stock option to purchase 10,000 shares of IGT common stock at an exercise price of $21.6875 when he was appointed to the IGT board of directors in January 2000.

      Summary of Executive Compensation. The following table sets forth summary information concerning the compensation paid by IGT for fiscal years 2000, 1999, and 1998, to the persons who held the position of Chief Executive Officer and the other four most highly compensated executive officers (collectively, the “Named Officers”) during fiscal 2000:

Summary Compensation Table

		Annual			Long-Term
		Compensation			Compensation Awards

					Securities
					Underlying	All Other
	Year	Salary(2)		Bonus	Options(3)	Compensation(4)
Name and Principal Position	(#)	($)		($)	(#)	($)

Charles N. Mathewson(1)	2000		(1)	1,300,000	—	92,676 (5)
Chairman of the Board of	1999		(1)	—	—	117,507
Directors and Chief Executive Officer	1998		(1)	—	—	3,076
G. Thomas Baker(6)	2000	499,231		1,300,000	—	80,983
President and	1999	450,000		350,000	—	69,257
Chief Operating Officer	1998	450,000		640,877	10,017	65,566
Robert A. Bittman	2000	300,000		300,000	—	56,182
Executive Vice President,	1999	300,000		200,000	—	51,584
Product Development	1998	286,539		350,000	5,970	46,476
Robert M. McMonigle	2000	237,001		220,000	—	49,229
Executive Vice President	1999	225,000		175,000	—	43,258
Corporate Relations and	1998	214,114		200,000	4,162	39,541
North America Sales
Raymond D. Pike(7)	2000	216,846		215,000	—	46,339
Executive Vice President,	1999	206,000		160,000	—	41,242
Corporate Development	1998	195,396		225,000	3,353	37,527
Anthony Ciorciari	2000	209,516		220,000	—	45,448
Senior Vice President,	1999	196,500		170,000	—	40,231
Operations	1998	187,638		180,000	3,646	36,578

(1)	Mr. Mathewson was Chief Executive Officer until December 2000.

(2)	Amounts shown includes base compensation earned and received by executive officers. No non-cash compensation was paid as salary or as a bonus during fiscal 2000.

(3)	Amounts represent options to purchase the number of shares of IGT common stock shown.

(4)	Amounts shown include contributions by IGT to the accounts of the identified executive officers under IGT’s qualified profit sharing plan and payment under IGT’s cash sharing plan. See “— Employee Incentive Plans” above for a description of these plans.

(5)	Amount shown also includes estate planning, and health and life insurance premiums.

(6)	Mr. Baker was appointed Chief Executive Officer in December 2000.

(7)	Mr. Pike resigned as an executive officer of IGT effective December 31, 2000.

      Options. No options were granted to any Named Officers during fiscal 2000.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options
	Options Exercised		September 30, 2000		at September 30, 2000(1)

	Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Charles N. Mathewson	—	—	1,013,541	582	$20,431,584	$13,313
G. Thomas Baker	—	—	427,121	108,905	$8,663,052	$2,152,625
Robert A. Bittman	—	—	5,091	5,385	$69,618	$69,810
Robert M. McMonigle	—	—	42,380	4,732	$959,104	$68,559
Raymond D. Pike	—	—	17,190	4,089	$341,086	$60,221
Anthony Ciorciari	—	—	65,902	4,181	$1,355,448	$60,723

(1)	Market value of the underlying securities at year-end, less the exercise price of “in-the-money” options.

     Employee Incentive Plans

      IGT provides the following employee incentive plans: profit sharing and 401(k) plan, cash sharing, management bonus and non-qualified deferred compensation. Total annual contributions from operating profits for all plans were $38.6 million in fiscal 2000, $27.1 million in fiscal 1999 and $26.5 million in fiscal 1998.

      The profit sharing and 401(k) plan was adopted for IGT’s employees working in the U.S. IGT matches 75% of an employee’s contributions up to $1,000. This allows for maximum annual company matching contributions of $750 to each employee’s account. Participants are 100% vested in their contributions and IGT’s matching contributions. Additionally, IGT shares a portion of its profits with eligible employees. These profit sharing contributions vest over a seven year period of employment.

      The cash sharing plan is distributed semi-annually in May and November to all U.S. employees of IGT. IGT’s foreign subsidiaries have similar programs. The management bonuses are paid out annually to key employees throughout IGT.

      IGT implemented a non-qualified deferred compensation plan in September 1999 to provide an unfunded incentive compensation arrangement for eligible management and highly compensated employees. Participants may elect to defer up to 50% of their annual base salary, 50% of cash sharing, 50% of discretionary management bonus and 50% of commissions with a minimum deferral of $2,000. Distributions can be paid out as short-term payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 15 years.

     Compensation Committee Interlocks and Insider Participation

      During fiscal 2000, Messrs. Rentschler and Keating and, until his retirement from the IGT board of directors on March 6, 2000, Mr. Nelson, served as members of the Compensation Committee. Governor Miller was appointed to the Compensation Committee in March 2000 to replace Mr. Nelson. No member of the Committee is a former or current officer or employee of IGT or any of its subsidiaries. The functions performed by the Compensation Committee include oversight of executive compensation, review of IGT’s overall compensation programs, and administration of identified incentive compensation programs. The Compensation Committee held five meetings in fiscal 2000.

          Employment Agreements

      Employment Agreement with G. Thomas Baker. G. Thomas Baker was appointed President of IGT on March 2, 1996 and was appointed Chief Executive Officer of IGT effective December 6, 2000. IGT entered into a three-year employment agreement with Mr. Baker in December 2000 providing for an annual base salary of $650,000 for year one, $700,000 during year two and $750,000 during year three. In addition, for each one-percent increase in operating profits before incentives over the previous fiscal year, Mr. Baker will receive a management bonus equal to 10 percent of his base salary, and he will receive 20 percent of his base salary for any increase over the prior year in excess of 10 percent. The bonus calculation will not exceed 300 percent of the base salary. In year one, the bonus will be paid based on the full 2000-2001 fiscal year without proration. The bonus will also be payable based upon various management objectives set by the IGT board of directors in consultation with Mr. Baker. Mr. Baker is also eligible to participate in IGT’s profit sharing and cash sharing programs (see “— Employee Incentive Plans” above). Additionally, Mr. Baker received an option to purchase 500,000 shares of common stock of IGT at a price of $45.00 per share. The stock option vests in three equal installments upon the first, second and third anniversaries of the award.

      Employment Agreement with Robert A. Bittman. Robert A. Bittman was appointed Executive Vice President, Product Development of IGT effective March 18, 1996. IGT entered into a five year employment agreement with Mr. Bittman in March 1996 providing for an annual base salary of $250,000 and a one-time cash payment of $150,000, paid upon the commencement of his employment. At the end of the five year term, Mr. Bittman’s employment will continue at will. Mr. Bittman is also eligible to receive annual salary increases and is eligible to participate in IGT’s profit sharing, cash sharing and management bonus plans (see “— Employee Incentive Plans” above). Additionally, Mr. Bittman received a restricted stock award for 225,000 shares at a price of $.01 per share. The award vests in three equal installments upon the second, third and fifth anniversaries of the award. The unvested shares issued to Mr. Bittman are subject to repurchase by IGT for $.01 per share if Mr. Bittman’s employment terminates for reasons identified in Mr. Bittman’s restricted stock award agreement before the vesting of these shares.

      Employment Agreement with Maureen Mullarkey. Maureen Mullarkey was hired and entered into an employment agreement on January 12, 2001 and Ms. Mullarkey was appointed Senior Vice President and Chief Financial Officer of IGT effective March 2, 2001. IGT entered into a five year employment agreement with Ms. Mullarkey in January 2001 providing for an annual base salary of $250,000. At the end of the five year term, Ms. Mullarkey’s employment will continue at will. Ms. Mullarkey is also eligible to receive annual salary increases and is eligible to participate in IGT’s profit sharing, cash sharing and management bonus plans (see “— Employee Incentive Plans” above). Additionally, Ms. Mullarkey received an option to purchase 100,000 shares of IGT common stock at a price of $48.39 per share. The award vests in five equal annual installments beginning on the first anniversary of the award.

          Certain Relationships and Related Transactions

      Mr. Warren L. Nelson, who retired from IGT’s Board of Directors on March 6, 2000, has an equity interest in a Nevada gaming business from which IGT recognized revenues of $2.3 million for the fiscal year ended September 30, 2000. IGT had contracts and accounts receivable balances from this customer of $812,716 at September 30, 2000. During the fiscal year ended September 30, 2000, the largest aggregate amount of IGT’s receivable balances from this customer was $1.3 million. Mr. Nelson is also a director of the parent company of additional gaming businesses. IGT recognized aggregate revenues from these businesses of $21.7 million for the fiscal year ended September 30, 2000. IGT had aggregate contracts and accounts receivable balances from these businesses of $3.1 million as of September 30, 2000. During the fiscal year ended September 30, 2000, the largest aggregate amount of IGT’s receivable balances from these customers was $3.1 million.

Recommendation of IGT Board of Directors

      The IGT board of directors has unanimously approved and recommends a vote FOR the proposed Amendment to the Plan as described above. IGT stockholders should note that because the proposed Amendment may in the future impact each employee member of the IGT board of directors, these directors may have a personal interest in the proposal and its approval by stockholders. However, the members of the IGT board of directors believe that the proposed amendment to the Plan is in the best interests of IGT and its stockholders.

      Approval of the proposed amendment to the Plan requires the affirmative vote of a majority of the shares of common stock present or represented, and entitled to vote, at the IGT special stockholders’ meeting.

EXPERTS

      The consolidated financial statements and related consolidated financial statement schedule of IGT as of October 2, 1999 and September 30, 2000, and for each of the three years in the period ended September 30, 2000, incorporated in this joint proxy statement/ prospectus by reference from IGT’s Annual Report on Form 10-K/ A for the year ended September 30, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

      The consolidated financial statements and related consolidated financial statement schedule of Anchor as of June 30, 2000 and 2001 and for each of the three years in the period ended June 30, 2001, incorporated in this joint proxy statement/ prospectus by reference from Anchor’s Annual Report on Form 10-K for the year ended June 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

      The legality of the shares of IGT common stock to be issued in connection with the merger will be passed upon by Sara Beth Brown, Senior Vice President and General Counsel of IGT. Some federal income tax consequences of the merger will be passed upon for IGT by O’Melveny & Myers LLP and for Anchor by Hughes & Luce, LLP.

STOCKHOLDER PROPOSALS

      Proposals of IGT stockholders intended to be presented at IGT’s next annual meeting must be received by IGT by September 29, 2001 to be considered for inclusion in IGT’s proxy statement relating to that meeting. Stockholders desiring to present a proposal at IGT’s next annual meeting but who do not desire to have the proposal included in the proxy materials distributed by IGT must deliver written notice of the proposal to IGT before December 13, 2001 or the persons appointed as proxies in connection with the next annual meeting of IGT will have discretionary power to vote on any such proposal.

      If the merger is consummated, Anchor does not intend to hold an annual meeting of stockholders. If the merger agreement is terminated, Anchor will hold an annual meeting of stockholders and will announce the date by which stockholder proposals must be submitted in order to be considered timely submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934.

OTHER MATTERS

      As of the date of this joint proxy statement/ prospectus, the IGT board knows of no matters that will be presented for consideration at the IGT special stockholders’ meeting other than as described in this joint proxy statement/ prospectus. If any other matters properly come before the IGT special stockholders’ meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any of these matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of IGT.

      As of the date of this joint proxy statement/ prospectus, the Anchor board knows of no matters that will be presented for consideration at the Anchor special stockholders’ meeting other than as described in this joint proxy statement/ prospectus. If any other matters properly come before either the Anchor special stockholders’ meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any of these matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Anchor.

FORWARD-LOOKING STATEMENTS

      This joint proxy statement/prospectus includes and incorporates by reference statements that are not historical facts. These statements are “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) about, among other things, Anchor, IGT and the companies’ expectations or beliefs concerning future events or future results of operations. These statements are typically identified by terms indicated future expectation such as “anticipates,” “believes,” “expects,” “estimates,” “intends,” and similar expressions. These forward-looking statements are subject to numerous risks and uncertainties and many factors could cause actual results and events to differ significantly from those discussed in forward-looking statements, including but not limited to:

•	risks associated with negotiating and documenting a merger transaction;

•	uncertainty of consummating the merger;

•	uncertainty of obtaining stockholder approval;

•	risk of failure to obtain necessary regulatory approvals, including gaming regulatory approvals;

•	risk of failure to obtain necessary consents from third parties; and

•	uncertainty generally associated with the operation of the business of IGT and Anchor and in particular, the financial conditions of the respective companies.

      All forward-looking statements are subject to the risks and uncertainties inherent in predictions and forecasts. They are necessarily speculative statements, and unforeseen factors, such as competitive pressures, changes in regulatory structure, failure to gain the approval of regulatory authorities, and changes in customer acceptance of gaming could cause results to differ materially from any that may be expected. Forward-looking statements are made in the context of information available as of the date stated. In addition, events may occur in the future that we are unable to accurately predict or control and that may cause actual results to differ materially from the expectations described in the forward-looking statements.

      You should not place undue reliance on the forward-looking statements contained in this joint proxy statement/ prospectus. These forward-looking statements speak only as of the date on which the statements were made. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

WHERE YOU CAN FIND MORE INFORMATION

      IGT and Anchor file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-8330 for further information on the operation of the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding IGT and Anchor.

INCORPORATION OF DOCUMENTS BY REFERENCE

      IGT filed a registration statement on Form S-4 to register with the SEC the IGT common stock which IGT will issue to the Anchor stockholders in the merger. This joint proxy statement/ prospectus is part of that registration statement and constitutes a prospectus of IGT in addition to being a proxy statement for IGT and Anchor for their stockholders’ meetings. As allowed by the SEC rules, this joint proxy statement/ prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows IGT and Anchor to “incorporate by reference” information into this joint proxy statement/ prospectus, which means that IGT and Anchor can disclose important information to you by referring to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information in this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that IGT and Anchor have previously filed with the SEC. These documents contain important information about IGT and Anchor and their respective financial performances.

IGT SEC Filings	Period

Annual Report on Form 10-K, as amended on Form 10-K/A	Year ended September 30, 2000
Quarterly Report on Form 10-Q, as amended on Form 10-Q/A	Quarter ended December 30, 2000
Quarterly Report on Form 10-Q, as amended on Form 10-Q/ A	Quarter ended March 31, 2001
Quarterly Report on Form 10-Q	Quarter ended June 30, 2001
Current Report on Form 8-K, as amended on Form 8-K/A	Form 8-K filed on July 11, 2001, as amended by Form 8-K/A filed on July 12, 2001
Current Report on Form 8-K	Filed on August 3, 2001
Current Report on Form 8-K	Filed on August 29, 2001
Current Report on Form 8-K	Filed November 9, 2001
Description of IGT common stock	Contained in IGT’s Registration Statement on Form S-3 filed February 16, 1994.

Anchor SEC Filings	Period

Annual Report on Form 10-K	Year ended June 30, 2001
Current Report on Form 8-K	Filed on July 9, 2001
Current Report on Form 8-K	Filed on July 12, 2001
Current Report on Form 8-K	Filed on August 30, 2001

      This joint proxy statement/ prospectus also incorporates by reference any reports or documents that IGT or Anchor file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this joint proxy statement/ prospectus and on or before the special meetings. Any information contained in an incorporated document will be deemed to be modified or superseded for purposes of this document to the extent that information contained in this document or in any other subsequently filed incorporated document modifies or supersedes that information. Any information that is modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this document.

      You can obtain any documents incorporated by reference from IGT and Anchor without charge, excluding any exhibits that have not been specifically incorporated by reference in this joint proxy statement/ prospectus, by requesting them in writing or by telephone by contacting:

International Game Technology 9295 Prototype Drive Reno, Nevada 89511-0580 Attention: Bob McIver, Investor Relations (775)448-0110	Anchor Gaming 815 Pilot Road, Suite G Las Vegas, Nevada 89119-3739 Attention: Geoff Sage (702)896-7568

      If you would like to request from us any documents incorporated by reference, please do so by            so that you may receive them before the special stockholders’ meetings. If you request any incorporated documents, we will mail them to you by first class mail or other equally prompt means as soon as practicable after we receive your request.

ANNEX A

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of July 8, 2001, among INTERNATIONAL GAME TECHNOLOGY, a Nevada corporation, whose address is 9295 Prototype Drive, Reno, Nevada 89511 (“Parent”), NAC Corporation, a Nevada corporation, and a direct wholly owned subsidiary of Parent, whose address is 9295 Prototype Drive, Reno, Nevada 89511 (“Sub”), and ANCHOR GAMING, a Nevada corporation, whose address is 815 Pilot Road, Suite 6, Las Vegas, Nevada 89119 (the “Company”).

BACKGROUND

      A. The respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Nevada Revised Statutes (the “NRS”), whereby each issued and outstanding share of common stock of the Company, $.005 par value per share (the “Company Common Stock”), other than shares to be cancelled in accordance with Section 2.1(b), will be converted into the right to receive a certain number of shares of common stock, $.000625 par value per share, of Parent (“Parent Common Stock”).

      B. The Merger requires the approval of the holders of a majority of the outstanding shares of the Company Common Stock (the “Company Stockholder Approval”).

      C. The issuance of shares of Parent Common Stock in the Merger may require the approval of the holders of a majority of the votes cast at a meeting of the holders of Parent Common Stock (the “Parent Stockholder Approval” and together with the Company Stockholder Approval, the “Stockholder Approvals”).

      D. Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

      E. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization with the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

      F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company’s Chief Executive Officer and Chief Operating Officer — Gaming Operations shall have each entered into a Voting Agreement (the “Company Voting Agreements”) with Parent in the form of Exhibit A attached hereto.

AGREEMENT

      In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

      1.1  The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of the Company and of Sub in accordance with the NRS.

      1.2  Closing. The closing of the Merger will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (the “Closing Date”), at the offices of O’Melveny & Myers LLP, 114 Pacifica, Suite 100, Irvine, California, unless another time, date or place is agreed to in writing by the parties hereto.

      1.3  Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall prepare, execute and acknowledge and thereafter file articles of merger in such form as is required by Section 92A.200 of the NRS and shall make all other filings or recordings required under the NRS. The Merger shall become effective at such time as such filing or filings are made with the Secretary of State of the State of Nevada, or at such other time as Sub and the Company shall agree should be specified in such filings (the date and time of such filing, or such later date or time as may be set forth therein, being the “Effective Time”).

      1.4  Effects of the Merger. The Merger shall have the effects set forth in Section 92A.250 of the NRS and all other effects specified in the applicable provisions of the NRS.

      1.5  Articles of Incorporation and By-laws. At the Effective Time and subject to the provisions of Section 5.6(a), the articles of incorporation and by-laws of Surviving Corporation shall be amended to be identical to the articles of incorporation and by-laws, respectively, of Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be changed to a name designated by Parent and the bylaw amendment referenced in Section 3.1(j)(v) shall remain in effect in accordance with such section).

      1.6  Directors. The directors of Sub at the Effective Time shall continue as the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      1.7  Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until the earlier of their death, resignation or removal.

      1.8  Alternative Structure. Notwithstanding anything to the contrary herein, the parties to this Agreement may, by mutual consent, elect, in lieu of merging Sub into the Company as hereinabove provided, to merge the Company into Sub. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing change.

      1.9  Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Sub or the Company or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Sub or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Sub or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

      2.1  Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Sub:

(a) Capital Stock of Sub. Each share of the capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent Owned Stock. Each share of Company Common Stock that is owned by the Company or by any subsidiary of the Company and each share of Company Common Stock that is owned by Parent, Sub or any other subsidiary of Parent immediately prior to the Effective Time shall automatically be cancelled and retired without any conversion thereof and no consideration shall be delivered with respect thereto.

(c) Conversion of Common Stock.

(i) Each share of the Company Common Stock issued and outstanding as of the Effective Time, other than shares to be cancelled in accordance with Section 2.1(b), shall be converted, subject to Section 2.2(d), into one share of Parent Common Stock (the “Exchange Ratio”), subject to adjustment as provided for in this Section 2.1(c)(i). The Exchange Ratio shall not be adjusted if the Share Value (as defined below) is equal to or greater than $50.00, but not greater than $75.00. If the Share Value is greater than $75.00, and Parent notifies the Company in writing of its election to terminate this Agreement pursuant to Section 7.1(j), the Company shall have the option in its sole and absolute discretion, but not the obligation, to adjust the Exchange Ratio to be equal to the quotient of (a) $75.00 divided by (b) the Share Value. If the Share Value is greater than $75.00, and if Parent does not elect to terminate this Agreement pursuant to Section 7.1(j), the Exchange Ratio shall remain unchanged. If the Share Value is less than $50.00, and the Company notifies Parent in writing its election to terminate this Agreement pursuant to Section 7.1(h) hereof, Parent shall have the option in its sole and absolute discretion, but not the obligation, to adjust the Exchange Ratio to be equal to the quotient of (c) $50.00, divided by (d) the Share Value, and the Company shall be obligated to accept such adjustment. If the Share Value is less than $50.00, and if the Company does not elect to terminate this Agreement pursuant to Section 7.1(h), the Exchange Ratio shall be unchanged.

For purposes hereof, the “Share Value” shall be an amount equal to the average closing price for the Parent Common Stock as reported on the New York Stock Exchange for the twenty (20) consecutive trading days ending on the third business day preceding the date of the Company Stockholders’ Meeting (as defined in Section 5.1(d)), so long as the Closing Date occurs within five business days of the Company Stockholders’ Meeting or, if the Closing Date is more than five business days after the Company Stockholders’ Meeting, the date that is the third business day preceding the Closing Date. For example, if the Company’s Stockholders’ Meeting is on a Wednesday and the Closing Date is less than five business days after that date, the last date of the measurement period would be the preceding Friday, assuming that each of the interim days and the Friday were business days.

(ii) If, prior to the Effective Time, Parent should split or combine the Parent Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock, or if the Parent Common Stock is altered or adjusted in any reclassification, recapitalization or similar transaction, then the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution or reclassification, recapitalization or similar transaction.

(iii) As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be converted and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Common Stock was converted in the Merger. The holders of such certificates previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock as of the Effective Time except as otherwise provided herein or by law. Such certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest. No fractional shares of Parent Common Stock shall be issued and, in lieu thereof, a cash payment shall be made pursuant to Section 2.2(d).

(iv) The Company represents and warrants that the holders of the Company Common Stock are not entitled to “dissenters” rights under applicable law or under the articles of incorporation of the Company.

      2.2  Exchange of Certificates.

      (a)  Exchange Procedure. At or prior to the Effective Time, Parent shall deposit with a bank or trust company designated by Parent and reasonably acceptable to Company (the “Exchange Agent”) for the benefit of the holders of Company Common Stock outstanding immediately prior to the Effective Time, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates evidencing the shares of Parent Common Stock issuable pursuant to Section 2.1(c) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount sufficient to pay for fractional shares pursuant to Section 2.2(d). Any interest, dividends, or other income earned on the investment of cash or other property deposited by Parent with the Exchange Agent in accordance with this Section 2.2 shall be for the account of and payable to Parent. As soon as reasonably practicable after the Effective Time but in any event no later than 10 days after the Effective Time, Parent shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”), (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate evidencing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly evidenced by such Certificate (after taking into account all shares of Company Common Stock then held of record by such holder), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(d) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(b), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate, accompanied by all documents required to evidence and effect such transfer, shall be properly endorsed with signature guarantee or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate evidencing whole shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(d) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(b). No interest will be paid or will accrue on any cash payable pursuant to Section 2.2(b) or 2.2(d).

      (b)  Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat laws, following surrender of such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any such cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

      (c)  No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(b) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and have not been paid prior to surrender. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registrations of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

      (d)  No Fractional Shares.

      (i)  No Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

      (ii)  Each holder of shares of Company Common Stock issued and outstanding at the Effective Time who would otherwise be entitled to receive a fractional share of Parent Common Stock upon surrender of stock certificates for exchange pursuant to this Article II (after taking into account all shares of Company Common Stock then held by such holder) shall receive, in lieu thereof, cash in an amount equal to the value of such fractional shares, which shall be equal to the fraction of a share of Parent Common Stock that would otherwise be issued multiplied by the closing price of Parent’s Common Stock on the Closing Date as reported in The Wall Street Journal.

      (iii)  As soon as practicable after the determination of the amount of cash, if any, to be paid to the holders of Certificates with respect to any fractional share interests, Parent shall promptly pay such amounts to such holders of Certificates subject to and in accordance with the terms of Section 2.2(b).

      (e)  No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash otherwise deliverable or payable to any holder of shares of

Company Common Stock that is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

      3.1  Representations and Warranties of the Company. Except as set forth on the Disclosure Schedule (provided that an item on such Disclosure Schedule shall be deemed to qualify only the particular subsection or subsections of this Section 3.1 specified for such item) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is and each of its subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority (or, in the case of limited liability company subsidiaries, limited liability company power and authority) to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified or licensed to do business as a foreign corporation (or, in the case of limited liability company subsidiaries, as a foreign limited liability company) and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Company. The Company has delivered to Parent complete and correct copies of its articles of incorporation and by-laws and the articles of incorporation and by-laws or other organizational documents of its subsidiaries, in each case as amended to the date of this Agreement.

(b) Subsidiaries and Other Equity Interests. Section 3.1(b) of the Company Disclosure Schedule contains a list of each subsidiary of the Company and its jurisdiction of incorporation or organization. All the outstanding shares of capital stock of each such subsidiary (or, in the case of limited liability company subsidiaries, the member interests) have been validly issued and are fully paid and nonassessable and are owned as set forth in Section 3.1(b) of the Company Disclosure Schedule, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”). Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited partnership, limited liability company, joint venture or other entity.

(c) Capital Structure. The authorized capital stock of the Company consists of as of the date hereof, and will consist of as of the Effective Time, 50,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, $.01 par value per share (the “Company Preferred Stock”), of which 50,000 shares are designated Series A Junior Participating Preferred Stock (“Junior Preferred Stock”). The rights, privileges and preferences of the Company Common Stock and Company Preferred Stock are as stated in the Company’s Restated Articles of Incorporation. As of the close of business on July 6, 2001, (i) 14,859,642 shares of the Company Common Stock and no shares of the Company Preferred Stock were issued and outstanding, (ii) 14,380,681 shares of Company Common Stock were held by the Company in its treasury, (iii) 2,399,966 shares of Company Common Stock were reserved for issuance upon exercise of currently outstanding Stock Options (as defined in Section 5.5), and (iv) 50,000 shares of Junior Preferred Stock were reserved for issuance upon exercise of preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of October 17, 1997, as amended, between the Company and The Chase Manhattan Bank, as Rights Agent (the “Rights Agreement”). All issued and outstanding shares of Company Common Stock are, and all shares which may be issued upon the exercise of Stock Options will be, duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive rights. Except as set forth in Section 3.1(c) of the Company

Disclosure Schedule and to the knowledge of the Company, as of the date hereof, there are no voting trusts, voting agreements, irrevocable proxies or other agreements with respect to any voting shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company or any of its subsidiaries having the right to vote (or convertible into or exchangeable for other securities having the right to vote) on any matters on which the stockholders of the Company may vote. Except as set forth above, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) of the Company or any of its subsidiaries. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues, earnings or financial performance of the Company or any of its subsidiaries or assets or calculated in accordance therewith (other than ordinary course payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby) or to cause the Company or any of its subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or which otherwise relate to the registration of any securities of the Company.

(d) Authority; Noncontravention. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the Company Stockholder Approval of this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, except as set forth in Section 3.1(d) of the Company Disclosure Schedule, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the articles of incorporation or by-laws of the Company or the comparable charter or organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”), is required by the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing with the Federal Trade Commission and the Antitrust Division of the Department of Justice (the “Specified Agencies”) of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (x) the Proxy Statement (as defined in Section 5.1) and (y) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the articles of merger with the Secretary of State of the State of Nevada and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) the filing with and the approval by all applicable gaming regulatory bodies and all applicable lottery regulatory bodies in jurisdictions where the Company or its subsidiaries are engaged in business and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not have a Material Adverse Effect on the Company, impair in any material respect the ability of the Company to perform its obligations under this Agreement or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. Neither the Company nor any subsidiary of the Company nor any director or officer of the Company or any subsidiary of the Company has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three years, asserting that a license of it or them, as applicable, under any Gaming Laws (as defined in Section 3.1(o)) or under any Lottery Laws (as defined in Section 3.1(o)) is being or may be revoked or suspended other than such claims, demands, notices, complaints, court orders or administrative orders which would not have a Material Adverse Effect on the Company.

(e) Company SEC Documents; Financial Statements. Since January 1, 1998, the Company has timely filed with the SEC all required reports and forms and other documents (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later-filed Company SEC Document filed and publicly available prior to the date of this Agreement, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement and publicly available and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company SEC Documents, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a balance sheet of the Company and its consolidated subsidiaries or in the notes thereto.

(f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 (as defined in Section 5.1) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or the Parent’s stockholders or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting (as defined in Section 5.1(d)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference therein.

(g) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement and publicly available, since June 30, 2000, the Company has conducted its business only in the ordinary course consistent with prior practice, and there has not been (i) any Material Adverse Change in the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) any granting by the Company or any of its subsidiaries to any officer or management employee of the Company or any of its subsidiaries of (x) any increase in compensation, except in the ordinary course of business or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Company SEC Documents filed prior to the date of this Agreement (a list of all such employment agreements with officers or management employees being set forth in Section 3.1(g) of the Company Disclosure Schedule) or (y) any right to participate in (by way of bonus or otherwise) the revenues or profits of the Company or any of its subsidiaries, (v) any granting by the Company or any of its subsidiaries to any such officer or management employee of any increase in severance or termination pay, except with respect to executive officers of the Company as was required under employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Company SEC Documents filed prior to the date of this Agreement and publicly available and with respect to other management employees of the Company in the ordinary course of business, (vi) any entry into, or renewal or modification, by the Company or any of its subsidiaries, of any employment, consulting, severance or termination agreement with any officer, director or management employee of the Company or any of its subsidiaries, (vii) any damage, destruction or loss, whether or not covered by insurance, that has had or would reasonably be expected to have a Material Adverse Effect on the Company or (viii) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business. Since March 31, 2001, there has not been any other action taken by the Company or any of its subsidiaries which, if Section 4.1(a) had then been in effect, would have been prohibited by such section if taken without Parent’s consent (and no agreement, understanding, obligation or commitment to take any such action exists).

(h) Litigation. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement and publicly available, there is no suit, action, investigation, audit or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries that would (i) have a Material Adverse Effect on the Company, (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (iii) prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (i), (ii) or (iii).

(i) Brokers. Neither the Company nor any of its subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees (other than financial advisory fees payable to Dresdner Kleinwort Wasserstein, Inc., as provided in the letter agreement, dated August 29, 2000, as amended by the letter agreements provided to Parent and no broker or finder has acted directly or indirectly for the Company or any of its subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(j) Voting Requirements. The Board of Directors of the Company at a meeting duly called and held: (i) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) approved the Merger and this Agreement and the transactions contemplated by this Agreement; (iii) recommended approval of this Agreement and the Merger by the holders of Company’s Common Stock and directed that the Merger be submitted for consideration by the Company’s stockholders, (iv) adopted a resolution having the effect of causing the Merger not to be subject to the Rights Agreement or Sections 78.411 through 78.444, inclusive, of the NRS and (v) adopted a resolution amending the bylaws of the Company to provide that Sections 78.378 through 78.3793, inclusive, of the NRS do not apply to any acquisition of a controlling interest (as defined in Section 78.3875 of the NRS) in the Company in connection with the Merger, this Agreement and the transactions contemplated by this Agreement which amendment Parent shall cause to remain in effect for at least ten days following the Effective Time. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger, this Agreement and the transactions contemplated by this Agreement.

(k) Title to Properties. The Company and its subsidiaries have good and indefeasible title to, or valid leasehold interests in, all their properties and assets except where such failure would not have a Material Adverse Effect on the Company.

(l) ERISA Compliance.

(i) The Company has delivered to, or made available for review by, Parent true, complete and correct copies of all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all other collective bargaining agreements or bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plans, arrangements or understandings (whether or not legally binding) (collectively, “Benefit Plans”) currently maintained, or contributed to, or required to be maintained or contributed to, by the Company or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a “Commonly Controlled Entity”), including all employment, termination, severance or other contracts for the benefit of any current or former employees, officers or directors of the Company or any of its subsidiaries that require any material future performance by the Company. The Company has delivered to, or made available for review by, Parent true, complete and correct copies of (1) the most recent annual report on Form 5500 filed with the Internal Revenue Service (“IRS”) with respect to each of its Benefit Plans (if any such report was required), (2) the most recently prepared actuarial report for each such Benefit Plan, (3) the most recent summary plan description for each such Benefit Plan for which such summary plan description is required, (4) the most recently received IRS determination letter for each such Benefit Plan and (5) each trust agreement and group annuity contract relating to any such Benefit Plan. Neither the Company nor any Commonly Controlled Entity presently sponsors, maintains, contributes to, is required to contribute to, nor has the

Company or any Commonly Controlled Entity ever sponsored, maintained, contributed to, or been required to contribute to, any employee pension benefit plan subject to Title IV or Section 302 of ERISA (a “Pension Plan”), including, without limitation, any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 412 of the Code.

(ii) Each of the Company’s and its subsidiaries’ Benefit Plans has been administered in accordance with its terms except for failures that would not have a Material Adverse Effect. The Company, each of its subsidiaries and all such Benefit Plans are in compliance with applicable provisions of ERISA and the Code except for failures that would not have a Material Adverse Effect.

(iii) Except for cases that would not have a Material Adverse Effect, all of the Company’s and its subsidiaries’ Pension Plans intended to be qualified under Section 401(a) of the Code have been the subject of determination letters from the IRS to the effect that such Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened. No Pension Plan has been operated in any respect that would adversely affect its qualification or been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(iv) Except for cases that would not have a Material Adverse Effect, none of the Company, any of its subsidiaries, any officer of the Company or any of its subsidiaries or any of the Company’s or its subsidiaries’ Benefit Plans which are subject to ERISA, including, without limitation, its Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, or any of its subsidiaries or any officer of the Company or any of its subsidiaries, to tax or penalty under ERISA, the Code or other applicable law that is material to the business of the Company and that has not been corrected. Except for cases that would not have a Material Adverse Effect, neither any of such Benefit Plans nor any of such trusts has been terminated.

(v) Except as set forth in Section 3.1(l) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits payable to or in respect of any employee or former employee of the Company or any subsidiary of the Company or the beneficiary or dependent of any such employee or former employee.

(vi) With respect to any of the Company’s or any of its subsidiaries’ Benefit Plans that is an employee welfare benefit plan, (x) no such Benefit Plan is funded through a “welfare benefit fund,” as such term is defined in Section 419(e) of the Code, (y) each such Benefit Plan that is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and (z) each such Benefit Plan (including any such Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its subsidiaries on or at any time after the Effective Time.

(vii) No Commonly Controlled Entity has incurred any material liability to a Pension Plan (other than for contributions not yet due).

(viii) Except as disclosed in Section 3.1(l) of the Company Disclosure Schedule, neither the Company nor any subsidiary has any unfunded liabilities pursuant to any Company Benefit Plan that is not intended to be qualified under Section 401(a) of the Code and is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, a nonqualified deferred compensation plan or an excess benefit plan.

(m) Taxes.

(i) Each of the Company and its subsidiaries has timely filed all material federal, state, local and foreign tax returns and reports required to be filed by it through the date hereof and shall timely file all such returns and reports required to be filed on or before the Effective Time. All such returns and reports are and will be true, complete and correct in all material respects. The Company and each of its subsidiaries has paid and discharged (or the Company has paid and discharged on such subsidiary’s behalf) all material taxes due from them, other than such taxes as are being contested in good faith by appropriate proceedings and are adequately reserved for on the most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement and publicly available.

(ii) No claim or deficiency for any taxes has been proposed, threatened, asserted or assessed by the IRS or any other taxing authority or agency against the Company, or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect upon the Company. No requests for waivers of the time to assess any taxes are pending. No power of attorney has been granted by the Company or any of its subsidiaries with respect to taxes which is currently in force. The federal income tax returns of the Company have not been examined by the IRS in the last six years. Neither the Company nor any of its subsidiaries has made any election under Section 341(f) of the Code.

(iii) To the Company’s knowledge, neither the Company nor any of its subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368 of the Code.

(iv) As used in this Agreement, “taxes” shall include all federal, state, local and foreign income, property, sales, excise and other taxes, of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto. Notwithstanding the definition of “subsidiary” set forth in Section 8.3 of this Agreement, for the purposes of this Section 3.1(m), references to the Company and each of its subsidiaries shall include former subsidiaries of the Company for the periods during which any such corporations were included in the consolidated federal income tax return of the Company.

(n) No Excess Parachute Payments. Except as set forth in Section 3.1(n) of the Company Disclosure Schedule, any amount that could be received (whether in cash or property or the vesting of property) in connection with any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect or in effect as of the Closing Date would not be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(o) Compliance with Applicable Laws.

(i) Each of the Company and its subsidiaries has in effect all material federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (“Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for such defaults as would not individually or in the aggregate have a Material Adverse Effect on the Company. To the Company’s knowledge as of the date hereof, no Governmental Entity is considering limiting, suspending or revoking any of the Company’s or its subsidiaries’ material Permits. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement and publicly available, the Company and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for noncompliance which would not have a Material Adverse Effect on the Company.

(ii) The Company and each of its subsidiaries are, and each of their respective directors, officers, and persons performing management functions similar to officers are, in compliance with all applicable Gaming Laws and Lottery Laws, except for noncompliance which would not have a Material Adverse Effect on the Company. The term “Gaming Laws” means any Federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, qualification, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition of limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations of the Company or any of its subsidiaries. The term “Lottery Laws” means any Federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, qualification, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition of limitation placed thereon, governing or relating to the current or contemplated lottery activities and operations of the Company or any of its subsidiaries.

(p) Environmental.

(i) The Company and each of its subsidiaries is, and has been, and each of the Company’s former subsidiaries, while subsidiaries of the Company, was, in compliance with all applicable Environmental Laws, except for noncompliance which would not have a Material Adverse Effect on the Company. The term “Environmental Laws” means any federal, local or foreign statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, injunction or other authorization, including the requirement to register underground storage tanks, relating to: (A) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including, without limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly owned treatment works, septic systems or land; (B) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; or (C) protection of the environment.

(ii) During the period of ownership or operation by the Company and its subsidiaries of any of their respective current or previously owned or leased properties, there have been no releases of Hazardous Material in, on, under or affecting such properties or, to the knowledge of the Company, any surrounding site, except in each case for those which would not have a Material Adverse Effect on the Company. The Company has not shipped any Hazardous Material to any disposal site for which it is subject to any liability, except for such liabilities which would not have a Material Adverse Effect on the Company. Prior to the period of ownership or operation by the Company and its subsidiaries of any of their respective current or previously owned or leased properties, no Hazardous Material was generated, treated, stored, disposed of, used, handled, released or manufactured at, or transported, shipped or disposed of from, such current or previously owned or leased properties, and there were no releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which would not have a Material Adverse Effect on the Company. The term “Hazardous Material” means (A) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations: the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq. and the Clean Air Act, 42 U.S.C. § 7401 et seq., (B) petroleum, including crude oil and any fractions thereof, (C) natural gas, synthetic gas and any mixtures thereof, (D) asbestos and/or asbestos-containing material and (E) polychlorinated biphenyls (“PCBs”) or materials or fluids containing PCBs in excess of 50 ppm.

(q) Contracts; Debt Instruments. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement and on Schedule 3.1(q) of the Company Disclosure Schedule, there is no contract or agreement that is material to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole. Each material contract disclosed in the Company SEC Documents and on Schedule 3.1(q) of the Company Disclosure Schedule is a valid and legally binding obligation of the Company or its subsidiaries, whichever is applicable, and is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice, or both, would cause such a violation or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a Material Adverse Effect on the Company.

(r) Intellectual Property.

(i) Except as would not have a Material Adverse Effect on the Company, (i) the Company and each of its subsidiaries owns, has the right to acquire or is licensed or otherwise has the right to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted, (ii) no claims are pending or, to the knowledge of the Company, threatened, that the Company or any of its subsidiaries is infringing on or otherwise violating the rights of any person with regard to any Intellectual Property, and (iii) to the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its subsidiaries.

(ii) For purposes of this Agreement, “Intellectual Property” shall mean patents, copyrights, trademarks (registered or unregistered), service marks, brand names, trade dress, trade names, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing; and trade secrets and rights in any jurisdiction to limit the use or disclosure thereof by any person.

(s) Insider Interests. Except as set forth in Section 3.1(s) of the Company Disclosure Schedule or as described in the Company SEC Documents, no officer or director of the Company or any of its subsidiaries or any affiliate of any officer or director of the Company or any of its subsidiaries (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) nor any person identified on Schedule 3.1(s) attached hereto (i) has any interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of the Company or any subsidiary of the Company (other than as an owner of outstanding securities of the Company), (ii) has any direct or indirect interest of any nature whatever (other than ownership of one percent or less of any class of securities listed on a national securities exchange or traded publicly in the over-the-counter market) in any person or business which competes with, conducts any business similar to, has any arrangement or agreement (including arrangements regarding the shared use of personnel or facilities) with (whether as a customer or supplier or otherwise), or is involved in any way with, the Company or any subsidiary of the Company, or (iii) is indebted or otherwise obligated to the Company. The Company is not indebted or otherwise obligated to any such person, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses not unusual in amount or significance. As of the date hereof, except for claims and proceedings listed in Section 3.1(s) of the Company Disclosure Schedule, to the knowledge of the Company there are no losses, claims, damages, costs, expenses, liabilities or judgments which would entitle any director, officer or employee of the Company or any of its subsidiaries to indemnification by the Company or its subsidiaries under applicable law, the articles of incorporation or bylaws of the

Company or any of its subsidiaries or any insurance policy maintained by the Company or any of its subsidiaries.

(t) Fairness Opinion. The Company has received a written opinion from Dresdner Kleinwort Wasserstein, Inc. to the effect that the Exchange Ratio was, as of the date of this Agreement, fair from a financial point of view to the stockholders of the Company.

(u) Noncompetition. The Company and its subsidiaries are not, and after the Effective Time neither the Surviving Corporation nor Parent will be (by reason of any agreement to which the Company is a party), subject to any non-competition or similar restriction on their respective businesses.

(v) Nevada Takeover Statutes. As of the date hereof, the restrictions of Sections 78.378 through 78.3793 and 78.411 through 78.444 of the NRS are, and shall be, inapplicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

(w) Employment Agreements. Each of Thomas J. Matthews and Joseph Murphy has entered into an employment agreement dated the date hereof with the Company (collectively, the “Employment Agreements”), which become effective at the Effective Time, and copies of such executed employment agreements have been delivered to Parent.

      3.2  Representations and Warranties of Parent and Sub. Except as set forth on the Disclosure Schedule (provided that an item on such Disclosure Schedule shall be deemed to qualify only the particular subsection or subsections of this Section 3.2 specified for such item) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Parent is and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Parent is and each of its subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a Material Adverse Effect on Parent. Parent has delivered to the Company complete and correct copies of its articles of incorporation and by-laws.

(b) Capital Structure. The authorized capital stock of Parent consists of 320,000,000 shares of Parent Common Stock. At the close of business on June 30, 2001, (i) 156,074,952 shares of Parent Common Stock were issued and outstanding, (ii) 81,175,767 shares of Parent Common Stock were held by Parent in its treasury, and (iii) 5,233,644 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding employee stock options to purchase shares of Parent Common Stock. Except as set forth above, at the close of business on June 30, 2001, no shares of capital stock or other voting securities of the Parent were issued, reserved for issuance or outstanding. All issued and outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and are not subject to and were not issued in violation of any preemptive rights. To the knowledge of Parent, there are no voting trusts, voting agreements, irrevocable proxies or other agreements with respect to any voting shares of capital stock of Parent. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as set forth above, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent or any of its subsidiaries is a party or by which any of them is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or of any of its subsidiaries or obligating Parent or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or its subsidiaries. There are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues, earnings or financial performance of Parent or any of its subsidiaries or assets or calculated in accordance therewith (other than ordinary course payments or commissions to sales representatives of Parent based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby) or to cause Parent or any of its subsidiaries to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of Parent. As of the date of this Agreement, the authorized capital stock of Sub consists of 25,000 shares of common stock, no par value of which 100 shares have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Liens.

(c) Authority; Noncontravention. Parent and Sub have the requisite corporate power and authority to enter into this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the Parent Stockholder Approval of this Agreement. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation of each such party, enforceable against each such party in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally.

The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, (i) the articles of incorporation or by-laws of Parent or Sub or the comparable charter or organizational documents of any other subsidiary of Parent, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on Parent, (y) impair in any material respect the ability of Parent and Sub to perform their respective obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the filing with the Specified Agencies of a premerger notification and report form under the HSR Act, (ii) the filing with the SEC of (x) the Form S-4 and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the articles of merger with the Secretary of State of the State of Nevada and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) the filing with and the approval by all applicable gaming regulatory bodies in jurisdictions where Parent or its subsidiaries are engaged in business and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings, including under (x) the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any property or assets or (y) the “takeover” or “blue sky” laws of various states, the failure of which to be obtained or made would not have a Material Adverse Effect on Parent, impair in any material respect the ability of Parent or Sub to perform its obligations under this Agreement or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. Neither Parent nor any subsidiary of Parent nor any director or officer of Parent or any subsidiary of Parent has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three years, asserting that a license of it or them, as applicable, under any Gaming Laws (as defined in Section 3.1(o)) is being or may be revoked or suspended other than such claims, demands, notices, complaints, court orders or administrative orders which would not have a Material Adverse Effect on Parent.

(d) SEC Documents; Financial Statements. Since January 1, 1998, Parent has filed with the SEC all required reports and forms and other documents (the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later-filed Parent SEC Document filed and publicly available prior to the date of this Agreement, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement and publicly available, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Parent SEC Documents, neither Parent nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto.

(e) Information Supplied. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company’s stockholders or the Parent’s stockholders or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or

Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

(f) Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement and publicly available, since September 30, 2000, Parent has conducted its business only in the ordinary course consistent with prior practice and there has not been (i) any Material Adverse Change in Parent, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) any damage, destruction or loss, whether or not covered by insurance, that has or would have a Material Adverse Effect on Parent, (v) any change in accounting methods, principles or practices by Parent materially affecting its assets, liabilities or business, or (vi) any other action taken by Parent or any of its subsidiaries which, if Section 4.1(b) had then been in effect, would have been prohibited by such section if taken without Company’s consent (and no agreement, understanding, obligation or commitment to take any such action exists).

(g) Litigation. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement and publicly available, there is no suit, action, investigation, audit or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries that would (i) have a Material Adverse Effect on Parent, (ii) impair in any material respect the ability of Parent to perform its obligations under this Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (i), (ii) or (iii).

(h) Brokers. Neither Parent nor any of its subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees and no broker or finder has acted directly or indirectly for Parent or any of its subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(i) Voting Requirements. The Board of Directors of Parent at a meeting duly called and held: (i) determined that the Merger is advisable and fair and in the best interests of Parent and its stockholders; (ii) approved the Merger and this Agreement and the transactions contemplated by this Agreement; (iii) recommended approval of the issuance of Parent Common Stock as contemplated by this Agreement by the holders of Parent’s Common Stock and directed that such issuance be submitted for consideration by Parent’s stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote is the only vote of the holders of any class or series of the Parent’s capital stock necessary to approve the Merger, this Agreement and the transactions contemplated by this Agreement.

(j) Tax Matters. To Parent’s knowledge, neither Parent nor any of its subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368 of the Code.

(k) Compliance with Applicable Laws.

(i) Each of Parent and its subsidiaries has in effect all material Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit. To Parent’s knowledge, no Governmental Entity is considering limiting, suspending or revoking any of Parent’s or its subsidiaries’ Permits. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement and publicly available, Parent and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for noncompliance which would not have a Material Adverse Effect on Parent.

(ii) Parent and each of its subsidiaries are, and each of their respective directors, officers, and persons performing management functions similar to officers are, in compliance with all applicable Gaming Laws, except for noncompliance which would not have a Material Adverse Effect on Parent.

(l) Environmental.

(i) Parent and each of its subsidiaries is, and has been, and each of Parent’s former subsidiaries, while subsidiaries of Parent, was, in compliance with all applicable Environmental Laws, except for noncompliance which would not have a Material Adverse Effect on Parent.

(ii) During the period of ownership or operation by Parent and its subsidiaries of any of their respective current or previously owned or leased properties, there have been no releases of Hazardous Material in, on, under or affecting such properties or, to the knowledge of Parent, any surrounding site, except in each case for those which would not have a Material Adverse Effect on Parent. Parent has not shipped any Hazardous Material to any disposal site for which it is subject to any liability, except for such liabilities which would not have a Material Adverse Effect on Parent. Prior to the period of ownership or operation Parent and its subsidiaries of any of their respective current or previously owned or leased properties, no Hazardous Material was generated, treated, stored, disposed of, used, handled, released or manufactured at, or transported, shipped or disposed of from, such current or previously owned or leased properties, and there were no releases of Hazardous Material in, on, under or affecting any such property or any surrounding site, except in each case for those which would not have a Material Adverse Effect on Parent.

(m) Contracts; Debt Instruments. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement, there is no contract or agreement that is material to the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole. Each material contract disclosed in the Parent SEC Documents is a valid and legally binding obligation of Parent or its subsidiaries, whichever is applicable, and is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice, or both, would cause such a violation or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a Material Adverse Effect on Parent.

(n) Intellectual Property. Except as would not have a Material Adverse Effect on Parent, (i) Parent and each of its subsidiaries owns, has the right to acquire or is licensed or otherwise has the right to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted, (ii) no claims are pending or, to the knowledge of Parent, threatened, that Parent or any of its subsidiaries is infringing on or otherwise violating the rights of any person with regard to any Intellectual Property, and (iii) to the knowledge of Parent, no person is infringing on or otherwise violating any right of Parent or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to Parent or its subsidiaries.

(o) Interim Operations of Sub.

(i) Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(ii) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Sub has not and will not have incurred, directly or indirectly, through any subsidiary, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

      4.1  Conduct of Business.

      (a)  Conduct of Business by the Company. Except (i) to the extent prohibited by any Gaming Authority or a prior approval of a Gaming Authority is required to agree to the undertaking, (ii) as set forth on Schedule 4.1 or (iii) as consented to by Parent in writing, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing and except as set forth on Section 4.1(a) of the Company Disclosure Schedule, between the date of this Agreement and the Effective Time or until the earlier termination of this Agreement pursuant to its terms, the Company shall not, and shall not permit any of its subsidiaries to:

(i)(A) declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) other than the issuance of Company Common Stock upon the exercise of Stock Options outstanding on the date of this Agreement in accordance with their present terms or in accordance with the present terms of any employment agreements existing on the date of this Agreement, (A) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge or other encumbrance (including limitations in voting rights) or authorization of, any shares of its capital stock any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, (B) amend, waive or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement) or (C) accelerate the vesting of any of the Stock Options (other than acceleration which occurs automatically in connection with the Merger in accordance with the written existing terms of Stock Options outstanding on the date hereof);

(iii) amend its articles of incorporation, bylaws or other comparable charter or organizational documents, or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any material subsidiary of the Company;

(iv) acquire or agree to acquire (for cash or shares of stock or otherwise) (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or (B) any assets except purchases of inventory, fixtures, furniture, supplies and equipment in the ordinary course of business;

(v) commence or undertake to commence the operation or management of a casino other than the existing casinos and the existing casino management contract of the Company or enter into any agreement or license pertaining to the Company’s intellectual property used in Spin for Cash Joint Venture;

(vi) mortgage or otherwise encumber or subject to any Lien, or sell, lease, exchange or otherwise dispose of any of, its properties or assets, except for sales of its properties or assets in the ordinary course of business and incurrence of immaterial Liens that do not materially interfere with the operation of the business of the Company or materially detract from the value of its properties and assets;

(vii)(A) incur any indebtedness for borrowed money except in the ordinary course of business consistent with past practices or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) except as required under the terms of written agreements existing on the date hereof, make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company;

(viii)(A) settle the pending lawsuit with Acres Gaming Incorporated or (B) pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred in the ordinary course of business;

(ix)(A) increase the rate or terms of compensation payable or to become payable generally to any of the Company’s or any of its subsidiaries’ directors, officers or employees other than reasonable increases to non-executive management employees, (B) pay or agree to pay any pension, retirement allowance, severance, continuation or termination benefit or other employee benefit not provided for by any existing Pension Plan, Benefit Plan or employment agreement described in the Company SEC Documents filed prior to the date of this Agreement and publicly available or set forth on the Company Disclosure Schedule, other than in the ordinary course of business, (C) establish, adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, retirement or other employee benefit plan, agreement or arrangement, or increase the rate or terms of any employee plan or benefit arrangement, or amend or modify or increase the rate or benefits under or take any action to accelerate the rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or arrangement, including the Stock Option Plan or other Benefit Plan, (D) enter into any severance or employment agreement with or for the benefit of any person or agree to any severance pay, continuation pay or termination pay other than in the ordinary course of business with respect to non-executive management, or (E) increase the rate of compensation under or otherwise change the terms of any existing employment agreement with any executive officers or directors; provided that the aggregate amount of all payments or increases in payments or benefits permitted under this Section 4.1(a)(ix) shall not in the aggregate be material;

(x) except in the ordinary course of business, modify, amend, renew, fail to renew or terminate any material contract or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims;

(xi) change fiscal years;

(xii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company;

(xiii) enter into any collective bargaining agreement;

(xiv) engage in any transaction with, or enter into any agreement, arrangement or understanding with, directly or indirectly, any of the Company’s directors or executive officers other than pursuant to such agreements existing on the date hereof and disclosed on the Company Disclosure Schedule;

(xv) make or agree to make any new capital expenditures in amounts in excess of the amounts reflected in the capital expenditure budgets provided to Parent;

(xvi) make or rescind any express or rescind any deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending June 30, 2000, except as may be required by applicable law;

(xvii) amend, modify or waive any of the provisions of the Employment Agreements; or

(xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

      (b)  Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing and except as set forth on Section 4.1(b) of the Parent Disclosure Schedule, between the date of this Agreement and the Effective Time or until the earlier termination of this Agreement pursuant to its terms, Parent shall not:

(i)(A) declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock, or (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu or in substitution for shares of its common stock, except for such actions taken in the ordinary course of business consistent with past practice or under any stock option plans of Parent, as such plans may hereafter be amended;

(ii) amend its articles of incorporation or bylaws; or

(iii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent.

      4.2  No Inconsistent Activities.

      (a)  In light of the consideration given by the Board of Directors of the Company prior to the execution of this Agreement to, among other things, the transactions contemplated hereby, and in light of the Company’s representations contained in Section 3.1 (j), the Company agrees that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, solicit or initiate, or encourage the submission of, any Takeover Proposal (as defined below), or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, provided, however, that nothing in this Section 4.2 shall prevent the Company or its Board of Directors from furnishing nonpublic information to, or entering into discussions or negotiations with, another person in connection with an unsolicited bona fide written proposal for a Takeover Proposal by such person, if and only to the extent that (i) such person has made a written proposal to the Board of Directors of the Company to consummate a Takeover Proposal, which proposal identifies a price or range of values to be paid for the outstanding securities or all or substantially all of the assets of the Company, (ii) the Board of

Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation, that such Takeover Proposal is reasonably capable of being completed on substantially the terms proposed (which determination shall include confirmation that the party making the Takeover Proposal will have any funds necessary to complete the Takeover Proposal) and such Takeover Proposal would, if so completed, result in at transaction that would provide greater value to the holders of Company Common Stock than the Merger (a “Superior Proposal”), (iii) the Board of Directors of the Company determines in good faith, based on the advice of its outside legal counsel, that such action is necessary in order to comply with its fiduciary duties to the holders of Company Common Stock under applicable law, and (iv) before furnishing such nonpublic information to, or entering into discussions or negotiations with, such person, the Board of Directors receives from such person an executed confidentiality agreement in form and substance substantially similar to the confidentiality agreement dated June 21, 2001 between the Company and Parent (the “Confidentiality Agreement”).

      (b)  The Company shall notify Parent orally and in writing of any inquiries, offers or proposals with respect to a Takeover Proposal (including without limitation the terms and conditions of such proposal, the identity of the person or entity making it and all other information reasonably requested by Parent), within 48 hours of the receipt thereof, shall keep Parent informed of the status and details of any such inquiry, offer or proposal and answer Parent’s questions with respect thereto. For purposes of this Agreement, “Takeover Proposal” means any proposal (whether or not in writing and whether or not delivered to the Company’s stockholders generally) for a merger, consolidation, purchase of assets, tender offer or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, 10% or more of the voting securities of, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement. Neither the Company nor any of its subsidiaries shall directly or indirectly, release any third party from any confidentiality agreement. Nothing contained herein shall prohibit the Company from disclosing to its stockholders the statement required by Rule 14e-2(a) under the Exchange Act with respect to a Takeover Proposal by means of a tender offer.

      (c)  Parent agrees that prior to the Closing Date it shall not (i) consolidate with or merge into any other person whereby Parent is not or would not be the continuing or surviving corporation or entity and ultimate parent entity (as that term is used under the HSR Act and related rules) of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, unless, in each such case, such person acknowledges that the surviving entity shall continue to be bound by all obligations of Parent under this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

      5.1  Preparation of Form S-4 and the Proxy Statement; Stockholders’ Meetings.

      (a)  As promptly as reasonably practicable after the execution of this Agreement, (i) the Company and Parent shall prepare and file with the SEC a joint proxy statement/ registration statement relating to the meetings of the Company’s stockholders to be held to obtain the Company Stockholder Approval and of the Parent’s stockholders to obtain the Parent Stockholder Approval (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Form S-4”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Each of Parent and the Company shall use its commercially reasonable efforts to cause the Form S-4 to become effective as promptly as practicable, and shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Each of Parent and the Company shall furnish all information concerning itself to the other as the other may reasonably request in connection with such actions and the preparation of the Form S-4 and Proxy Statement. The Company authorizes Parent to utilize in the Form S-4 and in all such state filed materials, the information concerning the Company and its subsidiaries provided to Parent in connection with, or contained in, the Proxy Statement. Parent promptly will advise the Company when the Form S-4 has become effective and of any supplements or amendments thereto, and the Company shall not distribute any written material that would constitute, as advised by counsel to the Company, a “prospectus” relating to the Merger or the Parent Common Stock within the meaning of the Securities Act or any applicable state securities law without the prior written consent of Parent. As promptly as practicable after the Form S-4 shall have become effective, each of the Company and Parent shall mail the Proxy Statement to its respective stockholders.

      (b)  Parent agrees promptly to advise the Company if at any time prior to the respective meetings of stockholders of Parent or the Company any information provided by it in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide the Company with the information needed to correct such inaccuracy or omission. Parent will furnish the Company with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to Parent and its subsidiaries, to comply with applicable law after the mailing thereof to the stockholders of Parent or the Company.

      (c)  The Company agrees promptly to advise Parent if at any time prior to the respective meetings of stockholders of Parent or the Company any information provided by it in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Parent with the information needed to correct such inaccuracy or omission. The Company will furnish Parent with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to the Company and its subsidiaries, to comply with applicable law after the mailing thereof to stockholders of Parent or the Company.

      (d)  As soon as reasonably practicable following the date of this Agreement but taking into account the likely timing of obtaining regulatory approvals to complete the transactions contemplated herein, each of the Company and Parent shall call and hold a meeting of its respective stockholders (the “Company Stockholders’ Meeting” and the “Parent Stockholders’ Meeting,” respectively), for the purpose of obtaining the Company Stockholder Approval and the Parent Stockholder Approval, respectively. Each of the Company and Parent shall use its commercially reasonably efforts to solicit from its stockholders proxies, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by applicable law or otherwise to obtain the Company Stockholder Approval and the Parent Stockholder Approval, respectively, and through its respective Board of Directors, shall recommend to its respective stockholders the obtaining of the Company Stockholder Approval and the Parent Stockholder Approval, respectively.

      5.2  Access to Information; Confidentiality.

      (a)  Subject to any restrictions under applicable law, the Company shall, and shall cause its subsidiaries to, afford Parent, and the officers, employees, accountants, counsel, financial advisors and other representatives of Parent, reasonable access upon reasonable notice, during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its subsidiaries to, furnish promptly to Parent, (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request.

      (b)  Subject to any restrictions under applicable law, Parent shall, and shall cause its subsidiaries to, afford the Company, and the officers, employees, accountants, counsel, financial advisors and other representatives of the Company, reasonable access upon reasonable notice, during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Parent shall, and shall cause each of its subsidiaries to, furnish promptly to the Company, (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities or gaming laws and (b) all other information concerning its business, properties and personnel as the Company may reasonably request.

      (c)  Except as required by law, each of the Company and Parent will hold, and will cause its respective officers, employees, accountants, counsel, financial advisers and other representatives and affiliates to hold, any confidential information in accordance with the Confidentiality Agreement.

      5.3  Reasonable Efforts; Notification.

      (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, Parent and Sub agrees to use commercially reasonable good faith efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the making of all necessary applications, registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all necessary actions or non-actions, licenses, consents, approvals or waivers from Governmental Entities and other third parties, (iii) taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, (v) the defending of any lawsuits or other legal proceedings, by persons other than Governmental Entities, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including the using of all commercially reasonable efforts necessary to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby, (vi) the using of all commercially reasonable efforts to fulfill all conditions to the obligations of Parent, Sub or the Company pursuant to this Agreement, (vii) the Company taking all commercially reasonable actions requested by Parent in connection with obtaining any consents, waivers or amendments requested by Parent under any outstanding debt instruments of the Company and (viii) the using of all commercially reasonable efforts to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, that Parent shall not be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, license, consent, approval or exemption is reasonably likely to be materially burdensome to Parent and its subsidiaries taken as a whole or to impact (x) in a materially adverse manner the operations of Parent or (y) the economic or business benefits of the transactions contemplated by this Agreement so as to render to Parent, in the good faith judgment of Parent, inadvisable the consummation of the Merger.

      (b)  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) the occurrence of any change or event having, or which insofar as can reasonably be foreseen to have, a Material Adverse Effect on it; provided, however, that no such notification shall (A) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or (B) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      5.4  Gaming Approvals.

      (a)  Gaming Approvals. Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent agrees to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, registrations, licenses, findings of suitability, qualifications, consents, waivers, variances, exemptions, orders, approvals and authorizations of all Governmental Entities under all Gaming Laws which are necessary in connection with the consummation of the transactions contemplated by this Agreement (whether required to be made or obtained prior to or after the Effective Time) (all of the foregoing, collectively “Gaming Approvals”) and to comply with the terms and conditions of all such Gaming Approvals. Each of the Company and Parent shall use all commercially reasonable efforts to, and to cause their respective officers, directors and affiliates to file within 45 days after the date hereof, and in all events shall file within 75 days after the date hereof, all required initial applications and documents in connection with obtaining the Gaming Approvals and shall act reasonably and promptly thereafter in responding to additional requests in connection therewith. Parent and Company shall have the right to review in advance, subject to the Confidentiality Agreement, and to the extent practicable, each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective subsidiaries, directors, officers and stockholders, which appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. The Company and Parent agree to promptly advise each other upon receiving any communication from any Governmental Entity which causes such party to believe that there is a reasonable likelihood that any Gaming Approval required from such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.

      Nothing in this Section 5.4(a) shall obligate Parent to take any action which would require the voluntary surrender, forfeiture or other termination by Parent of a Gaming Approval then held by Parent or any of its subsidiaries if Parent determines in good faith that it is inadvisable to do so.

      (b)  Denial of License; Individuals. If any person shall become an Ineligible Person prior to the Closing, then (i) each Ineligible Person shall, and Parent or the Company shall cause each Ineligible Person to, immediately and permanently, resign from any position, including as director or officer, in the Company, Parent or Sub and each Ineligible Person shall have no further management role in Parent, Sub or the Company, (ii) if required to do so by any Governmental Entity as a condition to receipt of any Gaming Approval, each Ineligible Person shall, and Parent or the Company shall cause each Ineligible Person to, dispose of all of its securities or other ownership interests in Parent or the Company, and (iii) each Ineligible Person shall, and Parent or the Company shall cause each Ineligible Person to, cooperate with the Company, Parent and Sub in their efforts to obtain and retain in full force and effect the Gaming Approval. “Ineligible Person” shall mean any person (i)who owns any capital stock or other interest in Parent or the Company and who is denied a Gaming Approval, disqualified from eligibility for a Gaming Approval or found unsuitable by any Governmental Entity before the Closing Date (ii) whose continued involvement in the business of Parent or the Company as an employee, director, officer or otherwise is reasonably likely to have a material adverse effect on] the likelihood that any Governmental Entity will issue a Gaming Approval to the Company, the Surviving Corporation, Sub or Parent or (iii) is expressly precluded from having any continuing interest in the Company, the Surviving Corporation, Sub or Parent in any Gaming Approval granted by a Governmental Entity as a condition to the issuance or continued validity of any Gaming Approval by any Governmental Entity.

      5.5  Stock Option Plan; Stock.

      (a)  As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Option Plan (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to purchase shares of Company Common Stock (“Stock Options”) heretofore granted under any stock option or stock appreciation rights plan, program or arrangement of the Company or under any stock option award agreement, including, without limitation, the Company’s 1995 Employee Stock Option Plan and the Company’s 2000 Stock Incentive Plan (collectively, the “Stock Option Plan”) as is necessary to provide that each Stock Option outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be immediately converted as of the Effective Time into the right to purchase from Parent the Option Conversion Number (as defined below) of shares of Parent Common Stock (each an “Adjusted Option”).

      Each Adjusted Option will have the same terms as the Stock Option to which it is related, which Stock Option shall remain exercisable following the Effective Time in accordance with its terms and the provisions of the Stock Option Plan or agreement under which granted, except for its exercise price and the number and kind of shares subject thereto. The exercise price of any Adjusted Option (the “Adjusted Exercise Price”) shall be an amount equal to the exercise price of the Stock Option related to such Adjusted Option as of the date of this Agreement divided by the Exchange Ratio. The “Option Conversion Number” for any Adjusted Option shall be equal to the number of shares purchasable pursuant to the Stock Option related to such Adjusted Option as of the date of this Agreement multiplied by the Exchange Ratio, rounded to the nearest whole.

      (b)  As an inducement to cause the Company to enter into this Agreement, Parent agrees to take such actions as are necessary, for the conversion of the Stock Options of the Company pursuant to Section 5.5(a) into Adjusted Options, including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by Section 5.5(a). At or prior to the Effective Time, Parent agrees to file a registration statement on Form S-8 (or any successor form) or a post-effective amendment to the Form S-4 covering the shares of Parent Common Stock to be issued under the Adjusted Options described above.

      (c)  Parent covenants and agrees: (i) it will take all reasonably necessary board action so that all securities (including derivative securities) of Parent issuable pursuant to the Merger or this Agreement to any executive officer or director of the Company subject to Section 16 of the Exchange Act is issued in a transaction exempted under Rule 16b-3 of the Exchange Act; and (ii) for a period of one year from the Effective Time, Parent will cause to be available adequate current public information with respect to the Parent within the meaning of Rule 144(c) under the Securities Act. Parent hereby represents, warrants and agrees that purchases or sales of securities of Parent made pursuant to a contract, instruction or plan entered into in good faith pursuant to and in accordance with Rule 10b5-1 under the Exchange Act are exempt from any policy of, or restriction imposed by, Parent regulating the purchase or sale of its securities.

      5.6  Indemnification, Exculpation and Insurance.

      (a)  The articles of incorporation and the by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability no less favorable than the provisions set forth in the Company’s articles of incorporation and by-laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or its Subsidiaries and were entitled to indemnification under the Company’s articles of incorporation and bylaws, unless such modification is required by law.

      (b)  For six years from the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been heretofore delivered to Parent) on terms no less favorable than the terms of such current insurance coverage; provided, however, that (i) in lieu of the purchase of such insurance by the Surviving Corporation or Parent, the Company, with Parent’s written consent, may purchase a five-year extended reporting period endorsement (“reporting tail coverage”) under its existing directors’ and officers’ liability insurance coverage and (ii) if the cost of such insurance in any year during such six-year period shall exceed 150% of the premium cost for such policy during the year ended June 30, 2000 (the “Maximum Premium”), then Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, provide coverage affording the same protection as maintained by Parent as of such date for its officers and directors. The Company represents to Parent that the Maximum Premium is $280,000.

      (c)  In addition to the other rights provided for in this Section 5.6, for six years after the Effective Time, Parent hereby, to the fullest extent permitted by applicable law, guaranties the obligations of the Company under Section 5.6(a) for the directors and executive officers which are identified in

Section 5.6(c) of the Company Disclosure Schedule. Parent unconditionally and irrevocably waives any provision under applicable law that may limit the enforceability of such guaranty.

      (d)  The obligations of the Company, the Surviving Corporation and Parent contained in this Section 5.6 shall be binding on the successors and assigns of Parent and the Surviving Corporation. If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.

      5.7  Letters of Accountants.

      (a)  The Company shall use its commercially reasonable efforts to cause to be delivered to Parent “comfort” letters of Deloitte & Touche, the Company’s independent public accountants, dated and delivered on the date on which the Form S-4 shall become effective and dated the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

      (b)  Parent shall use its commercially reasonable efforts to cause to be delivered to the Company “comfort” letters of Deloitte & Touche, Parent’s independent public accountants, dated and delivered on the date on which a Form S-4 shall become effective and dated the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

      5.8  Fees and Expenses. Except as provided in Section 7.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however, that those expenses incurred in connection with the printing of the Proxy Statement and Form S-4, including the filing fee paid to the SEC, and the HSR Act filing fee will be shared equally by Parent and the Company.

      5.9  Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, including without limitation those press releases that may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

      5.10  Affiliate Letters. The Company has or shall within 10 days hereof, deliver to Parent Affiliate Agreements in the form of Exhibit B attached hereto executed by each person who may reasonably be deemed an “affiliate” of the Company.

      5.11  Resignation of Directors and Officers. The Company shall use commercially reasonable efforts to cause the officers and directors of the Company and its subsidiaries as Parent may request to resign their positions as such as of the Effective Time.

      5.12  Rights Agreement. The Board of Directors of the Company shall take all further action reasonably requested in writing by Parent in order to render the Rights Agreement or any similar instrument inapplicable to the Merger and the other transactions contemplated by this Agreement. Except as requested in writing by Parent, during the term of this Agreement, the Board of Directors of the Company shall not (i) amend the Rights Agreement or (ii) take any action with respect to, or make any determination under, the Rights Agreement (including a redemption of the Rights), including any action to facilitate a Takeover Proposal.

      5.13  Board of Directors of Parent. As of the Effective Time (i) the by-laws of Parent shall be amended to increase the size of the Board of Directors of Parent by two and (ii) Thomas J. Matthews and a person mutually agreed upon by the Company and Parent shall be appointed as Directors of Parent.

      5.14  Officer’s Certificates for Tax Opinions. Each of the Company and Parent shall deliver an Officer’s Certificate substantially in the forms of Exhibit C-1 and C-2, respectively, pursuant to which each of the Company and Parent shall make reasonable and customary representations for reliance by counsel to the Company and Parent for the purpose of rendering the tax opinions referenced in Section 6.1(f).

ARTICLE VI

CONDITIONS PRECEDENT

      6.1  Conditions to Each Party’s Obligations to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement and under the Stock Option Plan shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(c) No Injunctions or Restraints. No litigation brought by a Governmental Entity shall be pending, and no litigation shall be threatened by any Governmental Entity, which seeks to enjoin or prohibit the consummation of the Merger, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

(e) HSR Act. The applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated.

(f) Tax Opinions. Each of Parent and the Company shall have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986. In preparing the Company and Parent tax opinions, counsel may rely on reasonable assumptions and may also rely on (and to the extent reasonably required, the parties and the stockholders of the Company shall make) reasonable representations related thereto, including the representations set forth in the officer certificates attached as Exhibits C-1 and C-2 hereto.

      6.2  Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard) as of the Closing Date as though made on and as of the Closing Date, provided that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard) as of such date. Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

(c) Affiliate Agreements. Parent shall have received from each person who may reasonably be deemed to be an “affiliate” of the Company a signed agreement substantially in the form of Exhibit B attached hereto.

(d) Certificates and Other Deliveries. The Company shall have delivered, or caused to be delivered, to Parent (i) a certificate of good standing from the Secretary of State of the State of Nevada stating that it is a validly existing corporation in good standing; (ii) duly adopted resolutions of the Board of Directors and stockholders of the Company approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, certified by the Secretary of the Company; and (iii) a true and complete copy of the articles of incorporation or comparable governing instruments, as amended, of the Company and its subsidiaries certified by the Secretary of State of the state of incorporation or comparable authority in other jurisdictions, and a true and complete copy of the by-laws or comparable governing instruments, as amended, of the Company and its subsidiaries certified by the Secretary of the Company and its subsidiaries, as applicable.

(e) Comfort Letters. Parent shall have received “comfort letters” from Deloitte & Touche LLP on the date of the Proxy Statement and on the Effective Time.

(f) Employment. Each of Thomas J. Matthews and Joseph Murphy shall have continued in the employment of the Company through, and be employed by the Company on, the Effective Time and their respective new Employment Agreements shall be in full force and effect, except to the extent such employment or Employment Agreement has terminated as a result of the death or disability of the employee.

(g) No Material Adverse Change. From and including the date hereof, there shall not have occurred a Material Adverse Change with respect to the Company.

(h) Consents and Approvals. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, waivers, findings of suitability, authorizations, qualifications and orders of, and declarations, registrations and filings (including without limitation all Gaming Approvals and approvals under all Lottery Laws) (collectively, “Consents and Filings”) required to be made or obtained by the Company or Parent from all Governmental Entities and parties to loan or credit agreements, notes, mortgages, indentures, leases or other contracts, agreements or instruments to which the Company, Parent or any of their respective subsidiaries is a party or by which the Company, Parent or any of their respective subsidiaries or their respective assets are bound or affected, as are required in connection with the Merger and the consummation of the transactions contemplated hereby, have been obtained or made, as applicable, by the Company or Parent, as the case may be, without the imposition of any limitations, prohibitions or requirements which in the good faith judgment of Parent render inadvisable the consummation of the Merger, and are in full force and effect, other than those Consents and Filings (excluding Gaming Approvals and approvals under all Lottery Laws) which, if not obtained or made, would not, either have (i) a material adverse effect on the transactions contemplated hereby, (ii) a Material Adverse Effect on the Surviving Corporation or Parent after the Effective Time, (iii) a Material Adverse Effect on the continuation of the operations and business of the Company and its subsidiaries by the Surviving Corporation after the consummation of the transactions contemplated hereby or (iv)cause any officer or director of the Company to be in violation of applicable law in any material respect.

(i) Indenture Compliance. The Company shall be in compliance with Section 5.1 of the Indenture, dated October 17, 2000, between the Company and U.S. Trust Company, National Association after giving “Pro Forma” (as defined in such Indenture) effect to the Merger.

      6.3  Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. Each of the representations of Parent and Sub contained in this Agreement shall be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard) as of the Closing Date as though made on and as of the Closing Date, provided that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard) as of such date. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect.

(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect.

(c) Certificates and Other Deliveries. Parent shall have delivered to the Company (i) a certificate of existence from the Secretary of State of the State of Nevada stating that Parent is a validly existing corporation together with a certificate of good standing from the Secretary of State of the State of Nevada stating that Sub is a validly existing corporation in good standing; (ii) duly adopted resolutions of the Board of Directors of each of Parent and Sub approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, and of the stockholders of Parent approving the issuance of the Parent Common Stock pursuant to the Merger, each certified by the Secretary or the Assistant Secretary of the Company; and (iii) a true and complete copy of the articles of incorporation, as amended, of Parent and Sub certified by the Secretary of State of the state of each of their incorporation, and a true and complete copy of the by-laws, as amended, of Parent and Sub certified by the Secretary or Assistant Secretary of Parent and Sub, as applicable.

(d) Comfort Letters. The Company shall have received “comfort letters” from Deloitte & Touche LLP on the date of the Proxy Statement and on the Effective Time.

(e) No Material Adverse Change. From and including the date hereof, there shall not have occurred a Material Adverse Change with respect to Parent.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

      7.1  Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or of Parent:

(a) by mutual written consent of Parent and the Company, if the Board of Directors of each so determines by the affirmative vote of a majority of the members of its entire Board of Directors;

(b) by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein), upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2 (a) or Section 6.2 (b), as the case may be, would be incapable of being satisfied by January 30, 2002 or, if capable of being cured or satisfied, is not cured or satisfied within 45 days after written notice of such breach;

(c) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein), upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would be incapable of being satisfied by January 30, 2002 or, if capable of being cured or satisfied, is not cured or satisfied within 45 days after written notice of such breach;

(d) by either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

(e) by either Parent or the Company, if the Merger shall not have occurred by January 30, 2002, unless the failure to consummate the Merger is the result of a breach of covenant set forth in this Agreement or a willful and material breach of any representation or warranty set forth in this Agreement by the party seeking to terminate this Agreement and provided that if the Merger has not been consummated because of a failure to obtain approval from a Governmental Entity and such approval is still being pursued, then Parent or Company may extend such date to April 30, 2002 by providing written notice thereof to the Company on or before January 30, 2002;

(f) by either Parent or the Company (provided that the terminating party is not in material breach of any of its obligations hereunder), if any approval of the stockholders of the Company or Parent required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of the Company’s or Parent’s stockholders or at any adjournment or postponement thereof;

(g) by Parent, if the Board of Directors of the Company (i) withdraws or modifies adversely its recommendation of the Merger following the receipt by the Company of a Takeover Proposal, (ii) recommends a Takeover Proposal to Company stockholders or (iii) fails to call or hold the Company Stockholders’ Meeting following the receipt by the Company of a Takeover Proposal;

(h) by the Company, if the Share Value would be less than $50.00 per share unless Parent, within five business days after receipt of written notice by the Company of its intention to so terminate, shall have elected to adjust the Exchange Ratio pursuant to the fifth sentence of Section 2.1(c)(i) hereof; or

(i) by the Company, if prior to the Company Stockholder Approval and as a result of a Superior Proposal, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the termination of this Agreement and acceptance of such Superior Proposal is necessary in order to comply with its fiduciary duties; provided, however, that before the Company may terminate this Agreement pursuant to this subsection 7.1(i), the Company shall give notice to Parent of the proposed termination under this subsection 7.1(i) and Parent, within five (5) Business days of receipt of such notice, shall have the right, in its sole discretion, to offer to amend this Agreement to provide for terms substantially similar to those of the Superior Proposal and the Company shall negotiate in good faith with Parent with respect to such proposed amendment; provided, further, that if Parent and the Company are unable to reach an agreement with respect to the Parent’s proposed amendment within the five (5) Business day period described above, the Company may terminate this Agreement pursuant to this subsection 7.1(i); or

(j) by Parent, if the Share Value would be greater than $75.00 per Share unless the Company, within five business days after receipt of written notice by Parent of its intention to so terminate, shall have elected to adjust the Exchange Ratio pursuant to the third sentence of Section 2.1(c)(i) hereof.

      7.2  Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company or their respective officers or directors, except as set forth in Section 5.2(c), Section 5.8 and Section 7.5 which shall survive termination and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement in which event if the other party so terminates this Agreement, then the terminating party may take any action or pursue any remedy available to it under applicable law.

      7.3  Amendment. This Agreement may be amended by the parties at any time before or after approval hereof by the stockholders of the Company and Parent; provided, however, that after such stockholder approval there shall not be made any amendment that by law requires further approval by the stockholders of the Company or Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

      7.4  Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

      7.5  Termination Fee.

      (a)  In the event (i) Company terminates this Agreement pursuant to Section 7.1(i), (ii) Parent terminates this Agreement pursuant to Section 7.1(g) or Parent terminates this Agreement as a result of the Company’s willful and material breach of Section 4.2, then the Company shall pay Parent an amount equal to $30,000,000 (the “Termination Fee”) by wire transfer of immediately available funds upon the occurrence of such event.

      (b)  In the event (i) Company Stockholder Approval is not received, (ii) prior to the Company Stockholders’ Meeting there shall have been a Takeover Proposal made (whether or not such Takeover Proposal shall have been rejected or shall have been withdrawn prior to the time of the Company Stockholders’ Meeting) and (iii) within twelve(12) months from the termination of this Agreement, the Company shall have entered into an agreement for, and within twenty-four (24) months from such termination shall have consummated, a transaction that would constitute a Takeover Proposal (whether or not with the party that made the initial Takeover Proposal) then the Company shall pay Parent an amount equal to the Termination Fee by wire transfer of immediately available funds, payable upon consummation of such transaction.

      (c)  The parties agree that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement. If the Company fails to promptly pay to Parent any fee due under this Section 7.5, the Company shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America from the date such fee was first due.

      (d)  The payment by the Company of the Termination Fee pursuant to this Section 7.5 shall be Parent’s and Sub’s exclusive remedy against the Company for termination under Section 7.1(g) other than for a willful breach by the Company of Section 4.2.

      7.6  Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver of this Agreement pursuant to Section 7.4 shall, in order to be effective, require in the case of

Parent, Sub or the Company, action by its Board of Directors, acting by the affirmative vote of a majority of the members of the entire Board of Directors.

ARTICLE VIII

GENERAL PROVISIONS

      8.1  Nonsurvival of Representations and Warranties; Construction. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger (including without limitation the provisions of Section 5.4 hereof). Nothing in this Agreement will be construed in any manner to affect, amend, waive or modify any of the rights, privileges, duties, obligations or liabilities of either party under any agreement, arrangement, or understanding with the other party or its affiliates that relates to matters not expressly within the subject matter of this Agreement.

      8.2  Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Sub, to

International Game Technology

9295 Prototype Drive
Reno, Nevada 89510-0580
Facsimile: 775-448-0120
Attention: Sara Beth Brown, Esq.

with a copy to:

O’Melveny & Myers LLP

114 Pacifica, Suite 100
Irvine, California 92618
Facsimile: 949-737-2300
Attention: J. Joseph Herron, Esq.

(b)	if to the Company, to:

Anchor Gaming

815 Pilot Road, Suite G
Las Vegas, Nevada 89119-3739
Facsimile: 702-896-6992
Attention: Dave Johnson, Esq.

with a copy to:

Hughes & Luce, LLP.

1717 Main Street
Suite 75201
Facsimile: 214-939-5849
Attention: Glen J. Hettinger, Esq.

      8.3  Definitions. For purposes of this Agreement:

(a) an “affiliate” of any person means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) “Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company, the Surviving Corporation or Parent, any change or effect (or any development that is likely to result in any change or effect) that is or is likely to be, individually or in the aggregate, materially adverse to the business, assets, properties, financial condition or results of operations of such party and its subsidiaries taken as a whole, provided that Material Adverse Effect shall not be deemed to include the impact of circumstances affecting the gaming industry, the economy or capital markets generally.

(c) “person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

(d) a “subsidiary” with respect to any person means ownership directly or indirectly of an amount of the voting securities, other voting ownership or voting partnership interests of another person which is sufficient to elect at least a majority of its board of directors or other governing body or, if there are no such voting interests, more than 50% of the equity interests.

      8.4  Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      8.5  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      8.6  Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for the provisions of Article II and Sections 5.5 and 5.6, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      8.7  Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

      8.8  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

[The remainder of this page intentionally left blank]

      IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

INTERNATIONAL GAME TECHNOLOGY,
a Nevada corporation

By:	/s/ G. THOMAS BAKER

Name: G. Thomas Baker
Its: President

SUB:

NAC CORPORATION, a Nevada corporation

By:	/s/ SARA BETH BROWN

Name: Sara Beth Brown
Its: President

THE COMPANY:

ANCHOR GAMING, a Nevada corporation

By:	/s/ T.J. MATTHEWS

Name: T.J. Matthews
Its: Chief Executive Officer

ANNEX B

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

[HOULIHAN LOKEY LETTERHEAD]

July 6, 2001

The Board of Directors

c/o Mr. G. Thomas Baker
President and Chief Operating Officer
International Game Technology
9295 Prototype Drive
Reno, NV 89511

Dear Board of Directors:

      We understand that International Game Technology (the “Company”) is contemplating the acquisition of Anchor Gaming in a stock-for-stock transaction in which the Company would issue one share of its common stock in exchange for each common share of Anchor Gaming. Such transaction and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the “Transaction.”

      You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address the Company’s underlying business decision to effect the Transaction. Additionally, you have advised us that the Company is not considering engaging in any alternative to the Transaction. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company’s annual reports on Form 10-K for the five fiscal years ended September 30, 2000 and quarterly reports on Form 10-Q for the two quarters ended March 31, 2001, and Company-prepared interim financial statements for the period ended May 31, 2001, which the Company’s management has identified as being the most current financial statements available;

2. reviewed Anchor Gaming’s annual reports on Form 10-K for the five fiscal years ended June 30, 2000 and quarterly reports on Form 10-Q for the three quarters ended March 31, 2001, and Anchor Gaming-prepared interim financial statements for the period ended May 31, 2001, which Anchor Gaming’s management has identified as being the most current financial statements available;

3. reviewed copies of the following documents and agreements:

•	July 5, 2001 draft of the merger agreement;

•	Telnaes Patent dated as of May 15, 1984;

•	International Game Technology $1.0 billion Debt Offering Memorandum dated as of May 11, 1999;

•	International Game Technology 11.0 million Share Tender Offer dated as of December 11, 1999;

•	Articles of Incorporation for International Game Technology;

•	Schedule of the Company’s shareholders as of June 25, 2001;

B-1

•	Anchor Gaming Senior Subordinated Note Exchange Prospectus dated December 2000;

•	Schedule of outstanding stock options and restricted stock for Anchor Gaming as of July 2, 2001; and

•	Schedule of Anchor Gaming’s lottery contracts;

4. spoken with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and the combined company;

5. spoken with certain members of the senior management of Anchor Gaming to discuss the operations, financial condition, future prospects and projected operations and performance of Anchor Gaming;

6. reviewed forecasts and projections prepared by the Company’s management with respect to (i) the Company for the fiscal years ended September 30, 2001 through 2006 and (ii) the combined company for the fiscal year ended September 30, 2002;

7. reviewed forecasts and projections prepared by Anchor Gaming’s management with respect to Anchor Gaming for the fiscal years ended June 30, 2001 through 2005;

8. reviewed the historical market prices and trading volume for the Company’s and Anchor Gaming’s publicly traded securities;

9. reviewed certain other publicly available financial data for certain companies that we deem comparable to Anchor Gaming and the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, Anchor Gaming, and the combined company, and that there has been no material change in the assets, financial condition, business or prospects of the Company, Anchor Gaming, or the combined company since the date of the most recent financial statements made available to us.

      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company or Anchor Gaming and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of Anchor Gaming or the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

      Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Company in connection with the Transaction is fair to the Company from a financial point of view.

      This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

B-2

ANNEX C

OPINION OF DRESDNER KLEINWORT WASSERSTEIN

July 8, 2001

Board of Directors of Anchor Gaming

815 Pilot Road, Suite G
Las Vegas, Nevada 89119

Members of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of Anchor Gaming (the “Company”) of the Exchange Ratio (as defined below) provided for pursuant to the terms of the Agreement and Plan of Merger, dated as of July 8, 2001 (the “Merger Agreement”), among the Company, International Game Technology (“Parent”) and NAC Corporation, a wholly owned subsidiary of Parent (“Sub”). The Merger Agreement provides for, among other things, a merger of Sub with and into the Company (the “Merger”) pursuant to which each outstanding share of common stock, par value $0.005 per share, of the Company (other than any such shares held in the treasury of the Company or owned by Parent, Sub or their respective subsidiaries) will be converted into one share of common stock, par value $0.000625 per share, of Parent (the “Exchange Ratio”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

      In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and Parent for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and Parent and provided to us for purposes of our analysis, and we have met with management of the Company and Parent to review and discuss such information and, among other matters, each of the Company’s and Parent’s business, operations, assets, financial condition and future prospects.

      We have reviewed and considered certain financial and stock market data relating to the Company and Parent, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and Parent or one or more of their respective businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the gaming equipment industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Merger or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company’s and Parent’s management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company or Parent, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or Parent, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company

C-1

or Parent, and no such independent valuation or appraisal was provided to us. In rendering our opinion, we have placed significant reliance on the fact that the Company derives a substantial portion of its cash flow from its joint venture with Parent. We note that the Merger is intended to qualify as a tax free reorganization for United States Federal tax purposes, and we have assumed that the Merger will so qualify. We also have assumed that obtaining all regulatory and other approvals and third party consents required for consummation of the Merger will not have an adverse impact on the Company or Parent or on the anticipated benefits of the Merger, and we have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. We are not expressing any opinion herein as to the prices at which any securities of Parent or the Company will actually trade at any time.

      It should be noted that in the context of our engagement by the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company.

      In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      We are acting as financial advisor to the Company in connection with the proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, we have performed various investment banking services for the Company from time to time in the past and have received customary fees for rendering such services.

      Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the Exchange Ratio provided for pursuant to the Merger Agreement, and we do not express any views on any other term of the Merger. Specifically, our opinion does not address the Company’s underlying business decision to effect the transactions contemplated by the Merger Agreement.

      It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger and except for inclusion in its entirety in any registration statement or proxy statement required to be circulated to stockholders of the Company relating to the Merger, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any stockholder or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Exchange Ratio provided for pursuant to the Merger Agreement is fair to the stockholders of the Company from a financial point of view.

Very truly yours,

DRESDNER KLEINWORT WASSERSTEIN, INC.

C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Subsection 1 of Section 78.7502 of the Nevada General Corporation Law (the “Nevada Law”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Law or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 78.128 of the Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

      Subsection 2 of Section 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Section 78.7502 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2), or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Section 78.751 of the Nevada Law provides that the indemnification provided for by Section 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 of the Nevada Law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 78.7502.

      Section 4.10 of the Bylaws of the Registrant provides for indemnification of its officers and directors, substantially identical in scope to that permitted under the above Sections of the Nevada Law. The Bylaws provide, pursuant to Subsection 2 of Section 78.751, that the expenses of officers and directors incurred in defending any action, suit or proceeding, whether civil or criminal, must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon delivery, if required by Nevada law, of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified by the corporation. The Registrant also enters into indemnification agreements consistent with Nevada law with certain of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

      (a)  Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit
Number		Description

2.1		Agreement and Plan of Merger dated as of July 8, 2001 among International Game Technology, NAC Corporation and Anchor Gaming (included as Annex A to the joint proxy statement/ prospectus filed as part of this registration statement).
5.1	*	Opinion of General Counsel of International Game Technology as to legality of the securities being issued.
8.1	*	Opinion of O’Melveny & Myers LLP as to certain U.S. income tax issues.
8.2	*	Opinion of Hughes & Luce, LLP as to certain U.S. income tax issues.
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of Deloitte & Touche LLP.
23.3		Consent of General Counsel of International Game Technology (included in Exhibit 5.1).
23.4		Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).
23.5		Consent of Hughes & Luce, LLP (included in Exhibit 8.2).
23.6		Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
23.7		Consent of Dresdner Kleinwort Wasserstein, Inc.
24.1	*	Powers of Attorney.
99.1	*	Consent of Thomas J. Matthews.
99.2		Agreement dated as of July 8, 2001 of Thomas J. Matthews concerning transfer and voting of Anchor Gaming shares (incorporated by reference to Exhibit 10.1 to IGT’s Current Report on Form 8-K, filed July 11, 2001).
99.3		Agreement dated as of July 8, 2001 of Joseph Murphy concerning transfer and voting of Anchor Gaming shares (incorporated by reference to Exhibit 10.2 to IGT’s Current Report on Form 8-K, filed July 11, 2001).
99.4	*	Employment Agreement dated as of July 8, 2001 by and between Thomas J. Matthews, International Game Technology and Anchor Gaming.
99.5	*	Employment Agreement dated as of July 8, 2001 by and between Joseph Murphy and Anchor Gaming.
99.6		Form of Proxy Card for International Game Technology.
99.7	*	Form of Proxy Card for Anchor Gaming.
99.8		Consent of Richard Burt.

*Previously filed.

      (b)  Financial statement schedules.

      None.

Item 22. Undertakings.

      (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, International Game Technology has duly caused this Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on November 9, 2001.

INTERNATIONAL GAME TECHNOLOGY

By:	/s/ MAUREEN T. MULLARKEY

Maureen T. Mullarkey
Senior Vice President of Finance and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* G. Thomas Baker	Chief Executive Officer, President and Chief Operating Officer (principal executive officer)	November 9, 2001
/s/ MAUREEN T. MULLARKEY Maureen T. Mullarkey	Senior Vice President of Finance, Chief Financial Officer & Treasurer (principal financial officer and accounting officer)	November 9, 2001

* Charles N. Mathewson	Chairman of the Board of Directors	November 9, 2001

* Robert A. Bittman	Director	November 9, 2001

* Wilbur K. Keating	Director	November 9, 2001

* Robert Miller	Director	November 9, 2001

* Frederick B. Rentschler	Director	November 9, 2001

*By: /s/ MAUREEN T. MULLARKEY Maureen T. Mullarkey Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Agreement and Plan of Merger dated as of July 8, 2001 among International Game Technology, NAC Corporation and Anchor Gaming (included as Annex A to the joint proxy statement/ prospectus filed as part of this registration statement).
5.1	*	Opinion of General Counsel of International Game Technology as to legality of the securities being issued.
8.1	*	Opinion of O’Melveny & Myers LLP as to certain U.S. income tax issues.
8.2	*	Opinion of Hughes & Luce, LLP as to certain U.S. income tax issues.
23.1		Consent of Deloitte & Touche LLP.
23.2		Consent of Deloitte & Touche LLP.
23.3		Consent of General Counsel of International Game Technology (included in Exhibit 5.1).
23.4		Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).
23.5		Consent of Hughes & Luce, LLP (included in Exhibit 8.2).
23.6		Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
23.7		Consent of Dresdner Kleinwort Wasserstein, Inc.
24.1	*	Powers of Attorney.
99.1	*	Consent of Thomas J. Matthews.
99.2		Agreement dated as of July 8, 2001 of Thomas J. Matthews concerning transfer and voting of Anchor Gaming shares (incorporated by reference to Exhibit 10.1 to IGT’s Current Report on Form 8-K, filed July 11, 2001).
99.3		Agreement dated as of July 8, 2001 of Joseph Murphy concerning transfer and voting of Anchor Gaming shares (incorporated by reference to Exhibit 10.2 to IGT’s Current Report on Form 8-K, filed July 11, 2001).
99.4	*	Employment Agreement dated as of July 8, 2001 by and between Thomas J. Matthews, International Game Technology and Anchor Gaming.
99.5	*	Employment Agreement dated as of July 8, 2001 by and between Joseph Murphy and Anchor Gaming.
99.6		Form of Proxy Card for International Game Technology.
99.7	*	Form of Proxy Card for Anchor Gaming.
99.8		Consent of Richard Burt.

*  Previously filed.